Form 40-F
period 2002-12-31
WESTAIM CORP
filed 2003-05-13
CIK 1108828

U.S. Securities and Exchange Commission
 Washington, D.C. 20549

Form 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2002	Commission File Number: 0-30600

The Westaim Corporation

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English (if applicable)

Alberta

(Province or other jurisdiction of incorporation or organization)

3674

(Primary Standard Industrial Classification Code Number (if applicable)

Not Applicable

(I.R.S. Employer Identification Number (if applicable))

1010 Sun Life Plaza I, West Tower, 144 – 4th Avenue S.W., Calgary, Alberta T2P 3N4 Canada, Telephone (403) 234-3100

(Address and telephone number of Registrant’s principal executive offices)

Scott Gillis, Nucryst Pharmaceuticals Inc., 50 Audubon Road, Wakefield, MA 01880, Telephone (781) 246-6010

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class None	Name of each exchange on which registered The Nasdaq Stock Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☑ Annual information form	☑ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

78,032,787 Common Shares, without par value

     Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes ☐	No ☑

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑	No ☐

Annual Information Form Dated April 29, 2003
Management's Discussion and Analysis
Audited Financial Statements
Consent of Deloitte & Touche LLP.
Section 906 Certification of CEO
Section 906 Certification of CFO
Disclosure of Controls and Procedures

UNDERTAKING AND CONSENT TO SERVICE PROCESS

A.   Undertaking.

       Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

EXHIBITS TO REGISTRATION STATEMENT
ON FORM 40-F
FILED BY THE WESTAIM CORPORATION

1.1	Annual Information Form dated April 29, 2003 for the year ended December 31, 2002.

1.2	Management’s Discussion and Analysis for the year ended December 31, 2002.

1.3	Audited Financial Statements for the year ended December 31, 2002.

1.4	Consent of Deloitte & Touche LLP.

1.5	Section 906 Certification of Chief Executive Officer.

1.6	Section 906 Certification of Chief Financial Officer.

1.7	Disclosure of Controls and Procedures.

SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:

THE WESTAIM CORPORATION

By:	/s/ Douglas H. Murray
Name: Douglas H. Murray Title: Assistant Corporate Secretary

Date: May 5, 2003

Section 302 Certification

      I, Barry M. Heck, certify that:

1.   I have reviewed this annual report on Form 40-F of The Westaim Corporation;

2.   Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.   Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.   The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.   The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (and persons performing the equivalent function):

(a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

(6)   The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 5, 2003

/s/ Barry M. Heck

Barry M. Heck
President and Chief Executive Officer
The Westaim Corporation

Section 302 Certification

      I, G.A. (Drew) Fitch, certify that:

1.   I have reviewed this annual report on Form 40-F of The Westaim Corporation;

2.   Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.   Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.   The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.   The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (and persons performing the equivalent function):

(a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

(6)   The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 5, 2003

/s/ G.A. (Drew) Fitch

G.A. (Drew) Fitch
Senior Vice President and
Chief Financial Officer
The Westaim Corporation