Form 40-F
period 2003-12-31
WESTAIM CORP
filed 2004-05-19
CIK 1108828

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 40-F

[Check one]

     [  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

     [X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2003	Commission File Number: 0-30600

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

Scott Gillis, Nucryst Pharmaceuticals Inc., 50 Audubon Road, Wakefield, MA 01880, Telephone (781) 246-6010

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
None	The Nasdaq Stock Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:
                     [X] Annual information form            [X] Audited annual financial statements
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

78,073,386 Common Shares, without par value

                    Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes [  ]                      No [X]

                    Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]                      No [  ]

DISCLOSURE CONTROLS AND PROCEDURES
AUDIT COMMITTEE FINANCIAL EXPERT
CODE OF ETHICS
PRINCIPAL ACCOUNTANT FEES AND SERVICES
AUDIT COMMITTEE’S PRE-APPROVAL POLICIES AND PROCEDURES
OFF-BALANCE SHEET ARRANGEMENTS
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
IDENTIFICATION OF THE AUDIT COMMITTEE
EXEMPTION FROM NASDAQ CORPORATE GOVERNANCE REQUIREMENTS
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
SIGNATURES
EXHIBIT INDEX
Annual Information Form Dated May 4, 2003
MD&A For Year Ended December 31, 2003
Audited Financial Statements - Year Ended 12/31/03
Consent of Deloitte Touche
Finance Code of Conduct
Section 906 Certification of CEO and CFO
Section 302 Certification of CEO
Section 302 Certification of CFO

DISCLOSURE CONTROLS AND PROCEDURES

A.	Evaluation of Disclosure Controls and Procedures

     As of the end of the Registrant’s fiscal year ended December 31, 2003, an evaluation of the effectiveness of the Registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the Registrant’s chief executive officer and chief financial officer. Based upon that evaluation, the Registrant’s chief executive officer and chief financial officer have concluded that as of the end of that fiscal year, the Registrant’s disclosure controls and procedures are effective to ensure that the information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange commission rules and forms.

B.	Changes in Internal Control Over Financial Reporting

     There was no change in the Registrant’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

     See page 20 of Exhibit 1 to this report.

CODE OF ETHICS

     The Registrant has adopted a Finance Code of Conduct for Chief Executive and Senior Financial Officers (included as Exhibit 5 to this report).

PRINCIPAL ACCOUNTANT FEES AND SERVICES

     See page 21 of Exhibit 1 to this report.

AUDIT COMMITTEE’S PRE-APPROVAL POLICIES AND PROCEDURES

     See page 21 of Exhibit 1 to this report.

OFF-BALANCE SHEET ARRANGEMENTS

     As at December 31, 2003, the Registrant has not entered into any off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     See page 12 of Exhibit 1 to this report.

IDENTIFICATION OF THE AUDIT COMMITTEE

     See page 20 of Exhibit 1 to this report.

EXEMPTION FROM NASDAQ CORPORATE GOVERNANCE REQUIREMENTS

          Marketplace Rule 4460(f) requires each Nasdaq National Market issuer to establish a quorum for any meeting of the holders of common stock of no less than 33 1/3% of the outstanding shares. On June 5, 2000, pursuant to Marketplace Rule 4460(a), Nasdaq granted to the Registrant an exemption from Nasdaq’s corporate governance rules. The Registrant’s by-laws state that a quorum for the transaction of business at any meeting of shareholders shall be two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxyholder or representative for a shareholder so entitled.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking

     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the SEC, and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

B.	Consent to Service of Process

     The Registrant has previously filed with the SEC a Form F-X in connection with the Common Shares.

SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:

THE WESTAIM CORPORATION

By:	/s/ Douglas H. Murray

Name:	Douglas H. Murray
Title:	Assistant Corporate Secretary

Date: May 18, 2004

EXHIBIT INDEX

1.	Annual Information Form dated May 4, 2004 for the year ended December 31, 2003.

2.	Management’s Discussion and Analysis for the year ended December 31, 2003.

3.	Audited Financial Statements for the year ended December 31, 2003.

4.	Consent of Deloitte & Touche LLP.

5.	Finance Code of Conduct for Chief Executive and Senior Financial Officers

6.	Section 906 Certification of Chief Executive Officer and Chief Financial Officer.

7.	Section 302 Certification of Chief Executive Officer.

8.	Section 302 Certification of Chief Financial Officer.