Form 40-F
period 2004-12-31
WESTAIM CORP
filed 2005-03-31
CIK 1108828

'

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2004	Commission File Number: 0-30600

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

92,828,054 Common Shares, without par value

     Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes ☐                     No☑

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑                     No ☐

DISCLOSURE CONTROLS AND PROCEDURES
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
SIGNATURES
EXHIBIT INDEX
Annual Information Form Dated March 28, 2005
Audited Financial Statements
Consent of Deloitte & Touche LLP
Finance Code of Conduct
Section 906 Certification of CEO and CFO
Section 302 Certification of CEO
Section 302 Certification of CFO

DISCLOSURE CONTROLS AND PROCEDURES

A.	Evaluation of Disclosure Controls and Procedures

As of the end of the Registrant’s fiscal year ended December 31, 2004, an evaluation of the effectiveness of the Registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the Registrant’s chief executive officer and chief financial officer. Based upon that evaluation, the Registrant’s chief executive officer and chief financial officer have concluded that as of the end of that fiscal year, the Registrant’s disclosure controls and procedures are effective to ensure that the information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange commission rules and forms.

B.	Changes in Internal Control Over Financial Reporting

There was no change in the Registrant’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

See page 17 of Exhibit 1 to this report.

CODE OF ETHICS

The Registrant has adopted a Finance Code of Conduct for Chief Executive and Senior Financial Officers (included as Exhibit 5 to this report).

PRINCIPAL ACCOUNTANT FEES AND SERVICES

See page 18 of Exhibit 1 to this report.

AUDIT COMMITTEE’S PRE-APPROVAL POLICIES AND PROCEDURES

See page 18 of Exhibit 1 to this report.

OFF-BALANCE SHEET ARRANGEMENTS

As at December 31, 2004, the Registrant has not entered into any off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

See page 15 of Exhibit 2 to this report.

IDENTIFICATION OF THE AUDIT COMMITTEE

See page 17 of Exhibit 1 to this report.

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

Registrant:

THE WESTAIM CORPORATION
By:	/s/ Douglas H. Murray
	Name:	Douglas H. Murray
	Title:	Assistant Corporate Secretary

Date: March 29, 2005

EXHIBIT INDEX

99.1	Annual Information Form dated March 28, 2005 for the year ended December 31, 2004

99.2	Management’s Discussion and Analysis for the year ended December 31, 2004 is incorporated by reference to Exhibit 2 to our Report of Foreign Issuer on Form 6-K for the month of March, 2005, filed on March 4, 2005 and to Exhibit 1 to our Report of Foreign Issuer on Form 6-K/A for the month of March, 2005, filed on March 23, 2005 (Commission File No. 000-30600).

99.3	Audited Financial Statements for the year ended December 31, 2004

99.4	Consent of Deloitte & Touche LLP

99.5	Finance Code of Conduct for Chief Executive and Senior Financial Officers

99.6	Section 906 Certification of Chief Executive Officer and Chief Financial Officer

99.7	Section 302 Certification of Chief Executive Officer

99.8	Section 302 Certification of Chief Financial Officer