Form 40-F
period 2005-12-31
WESTAIM CORP
filed 2006-03-30
CIK 1108828

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 40-F
[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2005	Commission File Number: 0-30600
The Westaim Corporation
(Exact name of Registrant as specified in its charter)
Alberta

(Province or other jurisdiction of incorporation or organization)
3674
(Primary Standard Industrial Classification Code Number (if applicable)
Not Applicable

(I.R.S. Employer Identification Number (if applicable))
1010 Sun Life Plaza I, West Tower, 144 — 4th Avenue S.W., Calgary, Alberta T2P 3N4 Canada, Telephone (403) 234-3100
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
92,900,649 Common Shares, without par value

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
Yes ☑            No ☐

DISCLOSURE CONTROLS AND PROCEDURES
A.	Evaluation of Disclosure Controls and Procedures
     As of the end of the Registrant’s fiscal year ended December 31, 2005, an evaluation of the effectiveness of the Registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the Registrant’s chief executive officer and chief financial officer. Based upon that evaluation, the Registrant’s chief executive officer and chief financial officer have concluded that as of the end of that fiscal year, the Registrant’s disclosure controls and procedures are effective to ensure that the information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange commission rules and forms.
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
CODE OF ETHICS
     The Registrant has adopted a Finance Code of Conduct for Chief Executive and Senior Financial Officers (the “Code of Conduct”). The Code of Conduct has been filed on and is accessible through EDGAR at www.edgar-online.com. The Code of Conduct has also been posted on the Registrant’s Internet website at www.westaim.com.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
     See page 21 of Exhibit 1 to this report.
AUDIT COMMITTEE’S PRE-APPROVAL POLICIES AND PROCEDURES
     See page 21 of Exhibit 1 to this report.
OFF-BALANCE SHEET ARRANGEMENTS
     As at December 31, 2005, the Registrant has not entered into any off-balance sheet arrangements.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
     See page 17 of Exhibit 2 to this report.
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
Registrant:
THE WESTAIM CORPORATION

By: Name:	/s/ Brian D. Heck Brian D. Heck
Title:	Vice President, General Counsel and
Corporate Secretary

Date: March 27, 2006

EXHIBIT INDEX
99.1.	Annual Information Form dated March 27, 2006 for the year ended December 31, 2005

99.2.	Management’s Discussion and Analysis for the year ended December 31, 2005 is incorporated by reference to Exhibit 2 to our Report of Foreign Issuer on Form 6-K for the month of March, 2005, filed on March 2, 2006 (Commission File No. 000-30600).

99.3.	Audited Financial Statements for the year ended December 31, 2005 are incorporated by reference to Exhibit 1 to our Report of Foreign Issuer on Form 6-K for the month of March, 2005, filed on March 2, 2006 (Commission File No. 000-30600).

99.4.	Consent of Deloitte & Touche LLP

99.5.	Section 906 Certification of Chief Executive Officer and Chief Financial Officer

99.6.	Section 302 Certification of Chief Executive Officer

99.7.	Section 302 Certification of Chief Financial Officer