Form 40-F
period 2006-12-31
WESTAIM CORP
filed 2007-03-20
CIK 1108828

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 40-F
[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2006	Commission File Number: 0-30600
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
93,978,758 Common Shares, without par value
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

DISCLOSURE CONTROLS AND PROCEDURES
A.     Evaluation of Disclosure Controls and Procedures
As of the end of the Registrant’s fiscal year ended December 31, 2006, an evaluation of the effectiveness of the Registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the Registrant’s chief executive officer and chief financial officer. Based upon that evaluation, the Registrant’s chief executive officer and chief financial officer have concluded that as of the end of that fiscal year, the Registrant’s disclosure controls and procedures are effective to ensure that the information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.
B.     Changes in Internal Control Over Financial Reporting
There was no change in the Registrant’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.
AUDIT COMMITTEE FINANCIAL EXPERT
See page 18 of Exhibit 1 to this report.
CODE OF ETHICS
The Registrant has adopted a Finance Code of Conduct for Chief Executive and Senior Financial Officers (the “Code of Conduct”). The Code of Conduct has been filed on and is accessible through EDGAR at www.edgar-online.com. The Code of Conduct has also been posted on the Registrant’s Internet website at www.westaim.com.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
See page 19 of Exhibit 1 to this report.
AUDIT COMMITTEE’S PRE-APPROVAL POLICIES AND PROCEDURES
See page 19 of Exhibit 1 to this report.
IDENTIFICATION OF THE AUDIT COMMITTEE
See page 18 of Exhibit 1 to this report.
OFF-BALANCE SHEET ARRANGEMENTS
As at December 31, 2006, the Registrant has not entered into any off-balance sheet arrangements.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
See page 16 of Exhibit 2 to this report.
MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING
See page 16 of Exhibit 2 to this report.
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

Registrant: THE WESTAIM CORPORATION
By:	/s/Brian D. Heck
	Name:	Brian D. Heck
	Title:	Vice President, General Counsel and Corporate Secretary

Date: March 19, 2007

EXHIBIT INDEX

99.1	Annual Information Form dated March 19, 2007 for the year ended December 31, 2006

99.2
Management’s Discussion and Analysis for the year ended December 31, 2006 is incorporated by reference to Exhibit 2 to our Report of Foreign Issuer on Form 6-K for the month of February, 2007, filed on March 1, 2007 (Commission File No. 000-30600).

99.3
Audited Financial Statements for the year ended December 31, 2006 are incorporated by reference to Exhibit 1 to our Report of Foreign Issuer on Form 6-K for the month of February, 2007, filed on March 1, 2007 (Commission File No. 000-30600).

99.4	Consent of Deloitte & Touche LLP

99.5	Section 906 Certification of Chief Executive Officer and Chief Financial Officer

99.6	Section 302 Certification of Chief Executive Officer

99.7	Section 302 Certification of Chief Financial Officer