Form 20-F
period 2007-12-31
WESTAIM CORP
filed 2008-05-08
CIK 1108828

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F
[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 0-30600
The Westaim Corporation

(Exact name of Registrant as specified in its charter)
Alberta

(Jurisdiction of incorporation or organization)

Suite 1010 Sun Life Plaza, West Tower, 144 — 4th Avenue S.W., Calgary, Alberta, Canada T2P 3N4

(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

None	None
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
94,135,535 Common Shares, without par value

     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐          No ☑
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐          No ☑
     Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑          No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one)
Large accelerated filer ☐          Accelerated filer ☐          Non-accelerated filer ☑
     Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☑          Item 18 ☐
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐          No ☑

Table of Contents

FORWARD LOOKING STATEMENTS		4

PART I

Item 1.	Identity of Directors, Senior Management and Advisors	5

Item 2.	Offer Statistics and Expected Timetable	5

Item 3.	Key Information	5
A.	Selected financial data	5
B.	Capitalization and indebtedness	8
C.	Reasons for the offer and use of proceeds	8
D.	Risk factors	8

Item 4.	Information on Westaim	18
A.	History and development of Westaim	18
B.	Business overview	19
C.	Organization structure	27
D.	Property, plants and equipment	27

Item 4A.	Unresolved Staff Comments	27

Item 5.	Operating and Financial Review and Prospects	28
A.	Operating results	28
B.	Liquidity and capital resources	35
C.	Research and development, patents and licenses, etc.	40
D.	Trend information	40
E.	Off-balance sheet arrangements	40
F.	Contractual obligations and commitments	40

Item 6.	Directors, Senior Management and Employees	41
A.	Directors and senior management	41
B.	Compensation	42
C.	Board practices	51
D.	Employees	54
E.	Share ownership	54

Item 7.	Major Shareholders and Related Party Transactions	54
A.	Major shareholders	54
B.	Related party transactions	54
C.	Interests of experts and counsel	55

Item 8.	Financial Information	55
A.	Consolidated statements and other financial information	55
B.	Significant changes	55

Item 9.	The Offer and Listing	55
A.	Offer and listing details	55
B.	Plan of distribution	56
C.	Markets	56
D.	Selling shareholders	57
E.	Dilution	57
F.	Expense of the issue	57

Item 10.	Additional Information	57
A.	Share capital	57
B.	Memorandum and articles of association	57
C.	Material contracts	60
D.	Exchange controls	60
E.	Taxation	60
F.	Dividend and paying agents	64
G.	Statement by experts	64
H.	Documents on display	64
I.	Subsidiary Information	64

Item 11.	Quantitative and Qualitative Disclosures About Market Risk	64

Item 12.	Description of Securities Other than Equity Securities	65

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies	65

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	65

Item 15.	Controls and Procedures	65

Item 16.	[Reserved]	66

Item 16A.	Audit Committee Financial Expert	66

Item 16B.	Code of Ethics	66

Item 16C.	Principal Accountant Fees and Services	67

Item 16D.	Exemption from the Listing Standards for Audit Committees	67

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	67

PART III

Item 17.	Financial Statements	67

Item 18.	Financial Statements	68

Item 19.	Exhibits	68

SIGNATURES		69

FORWARD LOOKING STATEMENTS
This Annual Report contains forward-looking statements including the outlook for Nucryst and iFire. The words “may”, “will”, “could”, “believes”, “exploring”, “estimated” “expects”, “intends”, “strategy”, “alternatives”, “options”, “focusing”, “objective”, “plans”, “view”, “potential” and words and expressions of similar import are intended to identify forward-looking statements. Such forward-looking statements include but are not limited to statements concerning commercialization strategies and options including joint ventures, strategic alliances, licensing, or sales of technology; objectives including initial public offerings; estimated costs of corporate reorganization; strategic options and alternatives open to the Company and its subsidiaries including marketing plans and timing; statements relating to financial performance measures; potential milestone payments to Nucryst from Smith & Nephew; the belief that the wound care market is increasingly competitive; expectations regarding reduction in wound care revenue, fixed prices and cost savings; Nucryst’s focus on pre-clinical research and establishing a partnership for its NPI 32101 cream; the potential material adverse effect of the amendments to the Smith & Nephew agreements on Nucryst’s quarterly financial results in subsequent periods; Nucryst’s expectation that the longer term affects of the amendments to the Smith & Nephew agreements will further facilitate its ongoing efforts to expand Nucryst’s business opportunities while enabling it to continue to support Smith & Nephew to realize the future growth potential of the Acticoat™ products; the Company’s expectation that earnings from Nucryst’s wound care products will be more than offset by costs related to research into new medical products, and that Nucryst will not earn milestone revenue in 2008; Nucryst’s beliefs regarding the anti-microbial and other properties of its technology and products, and the uses for same; Nucryst’s plans to continue to manage its manufacturing costs to achieve further cost reductions; the impact of manufacturing cost rebates on Nucryst’s gross margins; timing of operation of new Nucryst production facilities and increase in production capacity as a result of such facilities; expectations regarding Nucryst capital spending; Westaim’s intention to actively pursue the sale of the iFire business and assets; the expectation that Westaim and Nucryst will have sufficient cash and short-term investments to fund operations and new product development in 2008; reduced cash requirements in 2008; the focus of remaining staff at iFire on the sale of iFire as a going concern; the Company’s intention to further reduce staff and sell iFire’s assets on an “as is” basis if it is unable to sell iFire as a going concern, and the belief that in such an event the proceeds from the sale of these assets will exceed the costs of divestiture; statements regarding a significant reduction of Westaim’s corporate costs; expectations that staff reduction costs accrued in 2007 will result in a use of cash of approximately $2.6 million in 2008; that no capital expenditures are expected at iFire and capital expenditures at Nucryst are expected to be less than 2007; the Company’s belief that the illiquidity of the ABCP will not have an impact on the Company’s ability to complete its 2008 business plan; management’s belief that its estimates for determining the valuation of the Company’s assets and liabilities are appropriate; the Company’s view that where remediation costs will be incurred many years into the future, third party recoveries cannot be estimated with certainty, and that revisions to cost estimates and the recovery of actual remediation costs could result in material changes to the provision for remediation costs in future periods; statements regarding the Company’s interpretation of, and assumptions relating to, tax legislation in a variety of jurisdictions and that these interpretations could have a material effect on income tax provisions in future periods; statements regarding risks and uncertainties, volatility of share price, and environmental matters; inherent limitations of internal control over financial reporting and projections regarding evaluation of effectiveness of internal controls to future periods; the risk that actual results could differ materially from estimates; the possibility that continuing uncertainties regarding the value of the assets which underlie the ABCP, the amount and timing of cash flows and the outcome of the restructuring process could give rise to a further change in the fair value of the Company’s investment in the ABCP which would impact the Company’s results from operations; the expectation that the Company has sufficient other cash resources and credit facilities to satisfy its financial obligations as they come due over the next twelve months; and expectations regarding the effect of recently adopted and pending accounting pronouncements. These statements are based on current expectations that are subject to risks and uncertainties, and the Company can give no assurance that these expectations are correct. Forward-looking statements are not guarantees of future performance, they involve significant risks, uncertainties and assumptions, and the Company’s actual results could differ materially from those anticipated by these forward-looking statements for various reasons generally beyond the Company’s control, including but not limited to: (i) unexpected obstacles in developing iFire or Nucryst technology, manufacturing processes and new applications; (ii) unforeseen complexities and delays associated with completing facility expansions, and with achieving timing targets for the production and the commercial introduction and sale of products; (iii) patent and technical hurdles which might inhibit or delay the ability of iFire or Nucryst to develop or commercialize technologies or products; (iv) delays in receiving regulatory approvals, including from the FDA; (v) the degree to which Smith & Nephew succeeds in selling Acticoat™ products; (vi) general economic, market, financing, regulatory and industry developments and conditions in the industries that the Company serves, which among other things might affect the demand for electronic materials and pharmaceutical products or the ability to raise new capital or affect potential partner ability to contribute financially; (vii) the activities of the Company’s competitors and technological developments that diminish the attractiveness of the Company’s products; (viii) general industry and market conditions and growth rates; and (ix) the risks described in this document under “Risk Factors”, “Foreign Exchange Risk”, “Interest Rate Risk” and “Credit Risk”. The Company disclaims any intention or obligation to revise forward-looking statements whether as a result of new information, future developments or otherwise. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

PART I
In this Annual Report, except where otherwise indicated, all references to the “Company” and “Westaim” refer to The Westaim Corporation and its subsidiaries. References to “dollars” as “CDN $” or “$” are to Canadian dollars and references to “US $” are to United States dollars.
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
A. Directors and Senior Management
Not applicable.
B. Advisors
Not applicable.
C. Auditors
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
A. Selected Financial Data
The selected consolidated financial data presented below, which includes the Company’s subsidiaries, iFire Technology Ltd. (“iFire”) and Nucryst Pharmaceuticals Corp. (“Nucryst”), is derived from the Company’s audited annual financial statements for the years ended December 31, 2007, December 31, 2006, December 31, 2005, December 31, 2004 and December 31, 2003.
The selected financial data should be read in conjunction with Item 5 — “Operating and Financial Review and Prospects”, the financial statements and other financial information included elsewhere in this Annual Report.
The Company’s Consolidated Financial Statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). Canadian GAAP differs in certain material respects from United States Generally Accepted Accounting Principles (“U.S. GAAP”). For discussion of the principal differences between Canadian GAAP and U.S. GAAP as they pertain to the Company, see Note 22 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2007, included elsewhere in this Annual Report. Note 22 to the Company’s Consolidated Financial Statements also provides a reconciliation of its Consolidated Financial Statements to U.S. GAAP.
The Company’s fiscal year ends on December 31. The Company designates its fiscal year by the year in which that fiscal year ends; e.g., fiscal year 2007 refers to the Company’s fiscal year ended December 31, 2007.

Selected Canadian GAAP Financial Data

(In thousands of Canadian dollars, except per share data)	Year Ended December 31,
	2007 (1)	2006 (1)	2005 (1)	2004 (1)	2003 (1)

Selected Consolidated Statement of Operations Data:
Revenue	31,830	27,591	28,560	31,907	16,212
Operating (loss) income from continuing operations	(11,440)	(17,344)	(6,573)	4,890	(3,347)
(Loss) income from continuing operations	(2,830)	(12,861)	27,321	(589)	(16,445)
Loss from discontinued operations net of income taxes	(55,203)	(37,696)	(18,051)	(24,588)	(18,995)
Net (loss) income	(58,033)	(50,557)	9,270	(25,177)	(35,440)

(Loss) income per common share from continuing operations — basic and diluted	(0.03)	(0.14)	0.29	(0.01)	(0.21)
Net (loss) income per common share — basic and diluted	(0.62)	(0.54)	0.10	(0.30)	(0.45)
Weighted average number of common shares outstanding — basic	94,069,547	93,523,041	92,852,120	84,093,827	78,044,689
Weighted average number of common shares outstanding — diluted	94,069,547	93,523,041	93,120,936	94,093,827	78,044,689

Consolidated Balance Sheet Data:
Cash and cash equivalents	30,993	45,035	115,673	89,139	44,694
Total assets	83,387	148,339	212,461	172,263	144,906
Current liabilities	8,461	15,977	26,614	12,963	13,524
Net assets	56,371	112,977	157,640	147,797	123,818
Capital stock	426,262	426,122	421,466	421,233	373,230
Total shareholders equity	56,371	112,977	157,640	147,797	123,818

(1)	Derived from the audited financial statements for the year then ended.

Selected U.S. GAAP Financial Data

(In thousands of Canadian dollars, except per share data)	Year Ended December 31,
	2007 (1)	2006 (1)	2005 (1)	2004 (1)	2003 (1)

Selected Consolidated Statement of Operations Data:
Revenue	31,830	27,591	28,560	31,907	16,212
Operating (loss) income from continuing operations	(11,440)	(17,344)	(6,573)	4,890	(3,347)
(Loss) income from continuing operations	(2,529)	(13,313)	28,226	621	(15,503)
Loss from discontinued operations net of income taxes	(54,203)	(36,696)	(17,051)	(27,588)	(18,995)
Net (loss) income	(56,732)	(50,009)	11,175	(26,967)	(34,498)

(Loss) income per common share from continuing operations — basic and diluted	(0.02)	(0.14)	0.30	0.01	(0.20)
Net (loss) income per common share — basic and diluted	(0.60)	(0.53)	0.12	(0.32)	(0.44)
Weighted average number of common shares outstanding — basic	94,069,547	93,523,041	92,852,120	84,093,827	78,044,689
Weighted average number of common shares outstanding — diluted	94,069,547	93,523,041	93,120,936	94,093,827	78,044,689

Consolidated Balance Sheet Data:
Cash and cash equivalents	30,993	45,035	115,673	89,139	44,694
Total assets	83,387	147,339	210,461	169,263	144,906
Current liabilities	8,461	15,977	26,614	12,963	14,526
Net assets	56,398	112,007	155,640	144,797	123,618
Capital stock	425,958	425,831	421,347	421,176	373,230
Total shareholders equity	56,398	112,007	155,640	144,797	123,618

(1)	Derived from the audited financial statements for the year then ended.
Currency and Exchange Rates
The following table sets out the exchange rates for U.S. dollars expressed in terms of one Canadian dollar in effect at the end of the following periods, and the average exchange rates:

	U.S. Dollars Per One Canadian Dollar
	Three Months
	Ended	Year Ended December 31
	March 31, 2008	2007	2006	2005	2004	2003

End of the period	$0.97	$1.01	$0.86	$0.86	$0.83	$0.77
Average for the period	$1.00	$0.93	$0.88	$0.83	$0.77	$0.71

The following table sets out the high and low exchange rates for U.S. dollars expressed in terms of one Canadian dollar in effect for the months indicated:

	U.S. Dollars Per One Canadian Dollar
	March	February	January	December	November	October
	2008	2008	2008	2007	2007	2007

High for the month	$1.02	$1.03	$1.01	$1.02	$1.09	$1.05
Low for the month	$0.97	$0.98	$0.97	$0.98	$1.00	$1.00

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs purposes by the United States Federal Reserve Bank of New York. The noon rate of exchange on March 31, 2008 as reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was CDN$1.00 = US$1.075.
B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
An investment in the Company’s common shares involves a high degree of risk and should be considered speculative. The risks and uncertainties described below, as well as other information contained in this Annual Report, including under Item 5 — “Operating and Financial Review and Prospects” and in the Company’s financial statements and accompanying notes, should be carefully considered before making any investment. If any of the following risks occur, the Company’s business, financial condition, and results of operations could be seriously harmed and the investor could lose all or part of his or her investment.
Risks and Uncertainties
Westaim may be unable to develop commercially viable products.
Some of the Company’s products, such as Nucryst’s potential wound care products, are still in the development stage. The Company will continue to incur significant research and development costs before any of these products are commercially viable, and there is no assurance that any of its products will ever reach this stage or that the products will achieve the level of market penetration expected. Some or all of the technological obstacles that will need to be overcome in order to make these products commercially viable may prove to be insurmountable.
If Westaim or its subsidiaries fail to raise the capital necessary to fund its operations, they may be unable to advance the development and commercialization of their technologies.
A commitment of substantial resources by the Company, its subsidiaries and its collaborators to conduct research and development into new products will be required to successfully commercialize products under development. The Company or its subsidiaries may not be able to raise additional capital at the time it is needed to complete product development and, if necessary, build manufacturing facilities. Additional capital may be required to fund operations, continue the research and development of product candidates, commercialize products and construct pilot and full scale manufacturing facilities. If the Company or its subsidiaries are unable to raise additional funds when required, it may be necessary to delay, reduce or eliminate some or all of their development programs.
Westaim’s success is dependent upon its ability to form partnerships to develop and sell its products.
The Company’s and its subsidiaries’ ability to successfully develop, manufacture and market their current and proposed products will depend, to a large extent, on their ability to form partnerships or joint ventures with established corporations or other collaborators. Except as described elsewhere in this document, the Company and its subsidiaries have not yet entered into any material partnerships or joint ventures for the development or marketing of these products, nor will they necessarily be able to do so in the future. The Company and its subsidiaries may be unable to find suitable partners or form a partnership or joint venture on terms that are beneficial. If the Company and its subsidiaries do enter into a partnership or joint venture, they may suffer losses if the partner becomes insolvent or otherwise fails to meet its obligations.
Westaim’s products may become technologically obsolete.
The Company and its subsidiaries compete, and intend to compete, in markets that are characterized by rapid adaptation to technological change. These markets may include, but are not limited to, the medical devices and pharmaceuticals markets. The current and future products of the Company and its subsidiaries may be quickly rendered obsolete and unmarketable. The Company and its subsidiaries will need to continually develop new products and enhance existing products to keep pace with evolving technologies, customer preferences and industry standards.
Westaim is developing products for highly competitive markets.
The Company and its subsidiaries face, and will face, competition from a number of other companies including major domestic and international companies which have substantially greater financial, technical, marketing, sales, distribution and other resources. Many of these competitors may also have greater name or brand recognition. Competitors may produce more technologically-advanced products, at a lower cost, than the Company or its subsidiaries are capable of producing. Competition may cause the Company or its subsidiaries to lose market share and may reduce profit margins on any products that it is able to sell.
Westaim may be unable to protect its intellectual property.
In order to succeed, the Company and its subsidiaries will need to prevent their intellectual property from being misappropriated by third parties. To protect their intellectual property, the Company and its subsidiaries rely primarily on their confidentiality agreements, physical security at research and manufacturing facilities, and the copyright, trade secret, trademark and patent laws of Canada, the United States, and other countries in which the Company and its subsidiaries conduct, or will conduct, business. The laws of other countries may not protect intellectual property rights to the same extent as the laws of Canada and the United States and, in any event, the methods that the Company and its subsidiaries have chosen may fail to adequately prevent misappropriation of their intellectual property.
The Company and its subsidiaries cannot provide assurance that they will succeed in obtaining new patents; that they will be able to enforce existing patents against third parties; or that existing patents will not be successfully challenged by third parties. Even if the Company and its subsidiaries are able to prevent the misappropriation of intellectual property, others may independently and legally develop technologies that are substantially equivalent or superior.
Westaim may become involved in expensive intellectual property or product liability litigation.
The Company and its subsidiaries may be required to commence litigation to enforce their intellectual property rights. Others may claim that the Company or its subsidiaries have infringed upon their intellectual property rights and commence litigation. The Company believes that it and its subsidiaries may be subject to an increasing number of infringement claims as they begin to produce more products in more industries.
Some of the Company’s and it subsidiaries’ existing and proposed products, such as Nucryst’s medical devices and pharmaceuticals, are part of a class of product that is particularly vulnerable to product liability litigation for a number of reasons, including but not limited to the following:
•	these types of products are extremely complex and the Company and its subsidiaries may fail to discover product faults, despite their best efforts to do so;

•	these types of products are designed to interact with very complex biological and man-made systems and may interact with these systems in harmful ways that the Company and its subsidiaries were unable to anticipate, despite their best efforts to do so; and

•	because these products may be used by a large number of people, if these products do cause harm, the Company or its subsidiaries may be exposed to a large number of claims for damages.
The Company and its subsidiaries have tried to protect themselves against product liability litigation by including limitation of liability provisions in some of their sales agreements. There is no assurance, however, that existing or future limitation of liability provisions will be sufficient to protect the Company and its subsidiaries in all circumstances, nor can assurance be provided that any of these provisions will be held to be enforceable.
The Company believes that it has obtained sufficient product liability insurance coverage to protect it against claims. However, its insurance policies may exclude some claims. Furthermore, the Company cannot provide assurance that its insurance limits will be sufficient, nor can it ensure that it will be able to acquire satisfactory insurance in the future.

Westaim may be unable to retain the required highly skilled people.
The Company’s technology businesses are dependent upon the talents and knowledge of certain key individuals in each of its businesses. The marketplace for people with these skills is highly competitive, and the Company may not be able to retain a sufficient number of people with the skills that it requires. The Company provides competitive remuneration and incentives for the retention of key personnel.
Westaim is subject to certain risks because of the international character of its business.
The Company estimates that sales to international customers accounted for over 90% of its net sales in the fiscal year ended December 31, 2007 and the Company anticipates that international sales will continue to represent a material portion of net sales in the future. International sales are subject to inherent risks, including variations in local economies, fluctuating exchange rates, greater difficulty in the collection of accounts receivable, changes in tariffs and other trade barriers, adverse foreign tax consequences and burdens of complying with a variety of foreign laws. The Company may also encounter exchange rate risk in the event international sales are denominated in a currency other than Canadian dollars.
The Company’s financial results are reported in Canadian dollars. A significant portion of the Company’s revenue and expenses, as well as accounts payable, accounts receivable and other balance sheet items, are frequently denominated in currencies other than the Canadian dollar, primarily in United States dollars. Fluctuations in the exchange rate between these other currencies and the Canadian dollar could reduce the Company’s reported revenue, increase the Company’s costs or give rise to a charge related to foreign currency translation, all of which could adversely affect operating results.
Westaim’s investment in third party asset-backed commercial paper (“ABCP”) may be overstated.
The Company has estimated the value of its investment in ABCP to be 70% of its original value. The Company has been unable to obtain complete information on the underlying assets held by the respective trusts that issued the ABCP and in accordance with Canadian GAAP the Company has made assumptions to calculate the estimated fair value of the ABCP. There is no assurance that the estimated fair value reported approximates the actual value that will be realized.
Details with respect to the Company’s investment in ABCP is found in Item 4B — “Investments” and in Note 7 to the Company’s audited consolidated financial statements for the years ended December 31, 2007, 2006 and 2005.
Westaim may be unable to sell the iFire business and assets for proceeds equal to their book value.
The Company announced in November 2007 its decision to sell the business and assets of iFire Technology Ltd. The net assets of iFire have been written down to management’s reasonable estimate of net realizable value. However, there can be no assurance that a sale transaction will be successfully completed by the Company, or if completed, that sale proceeds will match the net book value of iFire’s assets as at December 31, 2007.
Westaim’s success is dependent on the success of Nucryst.
Westaim’s shareholdings in Nucryst represent a substantial portion of Westaim’s assets. Nucryst completed its initial public offering in December 2005 and although Westaim continues to hold a majority interest in Nucryst, Westaim now has a limited ability to control the operations of Nucryst and the associated costs, which could adversely affect Westaim’s financial performance. Westaim’s return on its investment in Nucryst will depend upon a number of factors that may be beyond Westaim’s control, including the risk factors set forth above that relate to Nucryst. In addition, Nucryst is subject to several additional risks including, but not limited to, the following risk factors relevant to Westaim which were reported in Nucryst’s Form 10-K for the fiscal year ended December 31, 2007 and are included here without independent verification:
•	Nucryst has a history of net losses and negative cash flow from operations; this will likely continue in the future and Nucryst’s cash resources may not be adequate to accomplish its objectives.

•	Nucryst is dependent on its relationship with Smith & Nephew plc.
Since May 2001, all of Nucryst’s revenues have been earned under its contracts with Smith & Nephew plc (“Smith & Nephew”) and Smith & Nephew is currently Nucryst’s only customer. Nucryst’s revenues under its revised contracts with Smith & Nephew are derived primarily from royalties, which are calculated as a percentage of Smith & Nephew’s sales of Acticoat™ products, milestone payments, which are cash payments Nucryst receives upon the achievement by Smith & Nephew of certain sales goals or regulatory achievements relating to the Acticoat™ products, and payment of Nucryst’s costs incurred in manufacturing Acticoat™ products. As a result, Nucryst’s revenues generally vary in proportion to increases or decreases in Smith & Nephew’s sales of its Acticoat™ products. Nucryst therefore depends and will continue to depend on Smith & Nephew to market and sell Acticoat™ products successfully. Smith & Nephew reported

Acticoat™ sales growth of 7% in 2007, as compared to the year ended December 31, 2006 and 9% for the year ended December 31, 2006 as compared to the year ended December 31, 2005. However, Smith & Nephew has previously announced that market conditions in the advanced wound care market, including the silver dressing segment, appear to be becoming more difficult due in part to increased competition and customer cost containment efforts. If Smith & Nephew does not increase future sales of its Acticoat™ products, this would likely have a material adverse effect on Nucryst and on the market price of Westaim’s common shares.
The Smith & Nephew agreements expire in 2026. However, Smith & Nephew may terminate the agreements earlier if Nucryst fails to cure a material breach of the agreements or if Nucryst suspends operations, ceases to carry on business or files for bankruptcy or takes other similar actions. If Smith & Nephew were to terminate the agreements prior to their expiration, Nucryst would lose the benefit of its strategic collaboration and its only current source of revenue.
•	Smith & Nephew is the only customer for all of Nucryst’s existing products.
Nucryst has agreed to exclusively supply existing Acticoat™ products to Smith & Nephew and any new products with SILCRYST™ coatings or powder that Nucryst develops together with Smith & Nephew for use in non-minor skin wounds and burns in humans. Nucryst’s agreements with Smith & Nephew cover products that are used to treat non-minor skin wounds and burns on humans, which are sometimes collectively referred to as “serious” wounds, excluding consumer first-aid products designed for self-medication or use without advice from a health care professional. Nucryst currently does not have any other products being sold in the marketplace. Consequently, all of Nucryst’s revenue is received from Smith & Nephew and is principally comprised of cost reimbursement, royalty payments and milestone payments. The amount of revenues is determined primarily by the level of sales of Acticoat™ products achieved by Smith & Nephew. Moreover, Smith & Nephew is not required to purchase any significant amount of products from Nucryst. Nucryst is at risk of Smith & Nephew becoming less motivated to market Acticoat™ products due to any one of a number of factors, including other products marketed by Smith & Nephew having better profit margins, or achieving greater acceptance or popularity with health care providers, than the Acticoat™ products including other silver-based wound care products Smith & Nephew is now free to introduce under the revised agreements. Nucryst is also subject to the risk that sales of Acticoat™ products will not grow or will decline due to factors outside Smith & Nephew’s control, including competition from products marketed by competitors having better characteristics or lower prices than Acticoat™ products resulting in customers generally preferring the competitor’s products.
Smith & Nephew has the authority to unilaterally determine the selling price for Acticoat™ products. Smith & Nephew may set a relatively low price for the products, or give discounts or rebates that effectively lower the price of the Acticoat™ products, which in either case could reduce Nucryst’s revenues and delay or eliminate receipt of milestone payments.
Nucryst’s future success depends in part on the launch of new Acticoat™ products by Smith & Nephew. Nucryst has worked in the past and intends to work in the future with Smith & Nephew on the development of such new products; however, the decision to develop or launch a new product, the timing of the development and launch and all related matters are entirely within Smith & Nephew’s discretion. Therefore, there can be no assurance that new products will be developed or launched at all or on a timeline or in a manner favorable to Nucryst.
•	Nucryst may be unable to sell its existing products to other parties, even if the agreements with Smith & Nephew expire or terminate.
Nucryst has agreed to exclusively supply existing Acticoat™ products to Smith & Nephew and any new products with SILCRYST™ coatings or powder that Nucryst develops together with Smith & Nephew for use on non-minor skin wounds and burns on humans. Nucryst does not have the right to sell these products to other parties so long as Smith & Nephew has complied with the terms of the agreements. In addition, Nucryst does not have the right to sell the products marketed by Smith & Nephew as Acticoat™ 3/ Acticoat™ Burn and Acticoat™ 7 in the United States or Canada under any circumstances.
If the agreements with Smith & Nephew were terminated or expire, or if Nucryst otherwise has the right to sell SILCRYST™-coated wound care products to customers other than Smith & Nephew, Nucryst may be unable to market, distribute and sell these products or to enter into a marketing, distribution and sales agreement with another distributor. Nucryst does not currently have a marketing, distribution or sales organization and there is no assurance that Nucryst would be successful in marketing, distributing or selling its products if it attempted to do so.
In addition, Smith & Nephew owns and uses the trademark Acticoat™ to sell products with SILCRYST™ coatings and consequently end-users tend to have greater familiarity with the Acticoat™ trademark as compared to the SILCRYST™ trademark. If the agreements with Smith & Nephew were terminated or expire and Nucryst attempted to market products with SILCRYST™ coatings itself or through a distributor, Nucryst would not have the benefit of the Acticoat™ trademark.
•	Nucryst may be unable to achieve the cost savings required to offset the manufacturing cost rebate it agreed to pay Smith & Nephew in 2007, 2008 and 2009.

On September 30, 2007, Nucryst entered into an amended and restated license and development agreement and a revised supply agreement with Smith & Nephew. Under the revised supply agreement, Nucryst agreed to pay Smith & Nephew, in each of 2007, 2008 and 2009, an annual manufacturing cost rebate of US $4.5 million in anticipation of cost savings Nucryst expects to achieve in such years. If Nucryst is unable to achieve the cost savings required to substantially or completely offset the manufacturing rebate in each of the three years, its results of operations, financial condition and gross margin may be adversely affected in those years and possibly in the future.
•	Nucryst is required to manufacture Acticoat™ products according to Smith & Nephew’s forecasts and, if Nucryst suffers a material difficulty supplying Acticoat™ products, Smith & Nephew would have the right to manufacture or cause a third party to manufacture Acticoat™ products using Nucryst’s technology and facilities.
As discussed below, if Nucryst suffers a material difficulty in supplying Acticoat™ products, Smith & Nephew may manufacture or cause a third party to manufacture Acticoat™ products, and in such circumstances Nucryst will be subject to a number of risks, including, but not limited to, Smith & Nephew failing to comply with FDA-mandated current good manufacturing practices or similar regulations in other jurisdictions, resulting in mandated production halts or limitations, Smith & Nephew experiencing manufacturing quality or control issues which halt or limit Acticoat™ production, and a greater risk that some of Nucryst’s proprietary manufacturing processes and trade secrets will become known to other third parties. Smith & Nephew has on several occasions requested that Nucryst increase its production capacity and, as a result, Nucryst completed in 2007 a significant expansion of its production capacity. However, Nucryst may not be able to do so in the future or to supply Smith & Nephew with the quantity or quality of products it requests. For a description of certain factors that may make it difficult to supply the quantity of Acticoat™ products required by Smith & Nephew, see risk factor below “Nucryst currently purchases most of its raw materials from single suppliers. If Nucryst is unable to obtain raw materials and other products from its suppliers that it depends on for its operations, its ability to deliver its products to market may be impeded”.
Nucryst is obligated to provide the quantity of Acticoat™ product specified by Smith & Nephew in its demand forecasts. Meeting anticipated demand for Acticoat™ products estimated by Smith & Nephew may require significant scale-up expenses for new facilities and personnel. In setting the annual unit prices Nucryst can charge Smith & Nephew for the products it supplies, Nucryst is permitted to recover the capital expenditures it makes to acquire equipment through the inclusion in unit prices of an amount equal to its annual depreciation expense associated with the equipment. Since Nucryst’s depreciation expenses are typically spread out over a number of years, scaling up its manufacturing capability has required and may in the future require that Nucryst make substantial up-front cash expenditures for capital equipment for which it will not be reimbursed for a period of several years. Smith & Nephew is not required to reimburse Nucryst for any costs incurred in acquiring or improving owned real property, buildings or similar improvements and, as a result, Nucryst is and will be required to obtain additional financing to fund any such expenditures and there is no assurance that Nucryst will be able to do so. Smith & Nephew’s obligation to reimburse Nucryst in any calendar year for increases in Nucryst’s fixed costs that are within its control other than costs incurred at the request of Smith & Nephew, is capped at the greater of a fixed percent and the increase in the Canadian Consumer Price Index. Moreover, there is no assurance that Nucryst will be able to successfully increase its manufacturing capacity to meet anticipated demand or that Nucryst will be able to satisfy demand in a cost-effective manner. Further, the demand forecasts provided by Smith & Nephew may materially overstate actual demand for Acticoat™ products, thereby resulting in excessive inventories and the potential for loss of product due to shelf-life expiration, or such forecasts may materially understate actual demand for Acticoat™ products resulting in lost sales due to the inability to meet demand on a timely basis. Either situation would have a negative impact on Nucryst’s results of operations as would a decision by Smith & Nephew to significantly increase its worldwide inventory levels of Acticoat™ products as it did in 2006. While Nucryst recognizes manufacturing cost reimbursement as revenue upon shipment of Acticoat™ products to Smith & Nephew, Nucryst does not recognize royalty revenues until Smith & Nephew sells these products to its customers, and consequently, increases in Smith & Nephew’s inventory levels, or changes in the relative contribution of manufacturing cost reimbursement and royalty revenues to Nucryst’s total revenues, has affected and may in the future affect Nucryst’s gross margins.
Nucryst leases certain manufacturing equipment from Smith & Nephew which represented approximately 50% of Nucryst’s total manufacturing capacity at December 31, 2007. If Nucryst suffers a material difficulty in supplying Acticoat™ products (which would give Smith & Nephew the right to assume the manufacture of Acticoat™ products as described below), and that difficulty is not cured on a timely basis, this lease would terminate and Smith & Nephew would have the right to take possession of the equipment it leases to Nucryst. In such case, Smith & Nephew would also receive the right to use Nucryst’s technology and this equipment to manufacture, on its own, Acticoat™ products for non-minor skin wounds and burns on humans. If Smith & Nephew were to take possession of this equipment and manufacture Acticoat™ products on its own or with a third party, even for a limited period of time, it would have a material adverse effect on Nucryst’s business.
Nucryst has deposited with an escrow agent certain documentation and manuals that describe the technology used to manufacture Acticoat™ products. Upon the occurrence of certain release events, the documentation and manuals would be released by the escrow agent to Smith & Nephew as part of the right to use Nucryst’s technology to manufacture Acticoat™ products for non-minor skin wounds and burns on humans. A release event is defined as a material difficulty in supplying Acticoat™ products under the supply agreement with Smith & Nephew that is not cured on a timely basis or the occurrence of certain events in connection with insolvency or bankruptcy. In addition, Nucryst has granted to Smith & Nephew a security interest in its manufacturing technology and patent rights used in the manufacture of Acticoat™ products. This security interest secures Nucryst’s obligations to Smith & Nephew under the manufacturing right that would be granted to Smith & Nephew as described above. Under the security trust agreement and trust indenture, Smith & Nephew may take possession of and use Nucryst’s manufacturing technology and patent rights upon the occurrence of a release event as described above. Accordingly, Smith & Nephew would have the right, upon the occurrence of specified events, to use Nucryst’s manufacturing technologies and patent rights to manufacture Acticoat™ products on its own or have them manufactured by a third party. If this were to occur, it would have a material adverse effect on Nucryst’s business and would pose a risk that some of Nucryst’s proprietary manufacturing processes and trade secrets will become known to third parties. In addition, the existence of these Smith & Nephew rights will likely make it more difficult for Nucryst to obtain debt and other forms of financing in the future and may also limit the amount investors are willing to pay for the Company’s common shares.
•	Nucryst’s ability to develop and sell future products, particularly gastrointestinal and future wound care products, is critical to its success, and if Nucryst fails to do so, its business and financial condition will suffer.
Nucryst has invested and will continue to invest a significant portion of its time and financial resources in the development of future products including products for wound care and gastrointestinal applications. With the discontinuance in 2006 of Nucryst’s clinical trial program for its pharmaceutical product candidate for the treatment of dermatological conditions, Nucryst has experienced a setback in the timeline for the development and introduction of potential new products. Nucryst is now refocusing its research efforts on preclinical work in gastrointestinal applications of its nanocrystalline technology and is pursuing the introduction of the NPI 32101 cream formulation as a medical device. The development of medical devices and pharmaceutical products is risky because Nucryst cannot be sure that products will be as effective as it anticipates or will receive regulatory approval, and the development of new products is extremely costly and typically extends over many years. Even if Nucryst receives regulatory approval, other companies may be able to market similar products prior to the launch of Nucryst’s products, during which time their products may gain a significant marketing advantage. Nucryst expects to incur substantial capital expenditures in connection with the development of future products. If Nucryst fails to successfully develop and sell its future products then Nucryst will not earn any return on its investment in these future products, which will adversely affect Nucryst’s results of operations and could adversely affect the market price of the Company’s common shares. It would also adversely affect Nucryst’s financial condition. In addition, if Nucryst is unable to develop future products, it will remain dependent on Smith & Nephew’s ability to market and sell Acticoat™ products successfully.
Nucryst’s success in developing and selling new products will depend upon multiple factors, including:
•	its ability to develop safe and effective products;

•	its ability to obtain regulatory approval in the United States, the European Union and other markets and the scope of such approval;

•	its ability to add sufficient manufacturing capacity and capability at an acceptable cost and in compliance with regulatory requirements;

•	its ability to generate commercial sales of its products;

•	acceptance of the product by the medical community and by patients and third-party payors;

•	inherent development risks, such as the product proving to be unsafe or unreliable, or not having the anticipated effectiveness;

•	preclusion or obsolescence resulting from third parties’ proprietary rights or superior or equivalent products;

•	its ability to enter into favorable and effective marketing and distribution agreements, or to be able to effectively market and distribute on its own;

•	its ability to develop repeatable processes to manufacture new products in sufficient quantities;

•	its ability to raise on acceptable terms the substantial additional capital expected to be necessary to successfully develop and commercialize such products; and

•	general economic conditions.
If Nucryst cannot overcome any of these factors, it may not be able to develop and introduce new products in a timely or cost-effective manner, which could adversely affect its future growth and results of operations. Nucryst’s failure to develop new products could adversely affect the market price of Westaim’s common shares.
•	The market for advanced wound care and pharmaceutical products is intensely competitive and many of Nucryst’s competitors have significantly more resources and experience than it does, which may limit Nucryst’s commercial opportunities and revenues.
The medical device and pharmaceutical industries are intensely competitive. There are numerous silver-containing advanced wound care dressings and silver-coated medical devices available from a variety of health care companies. Some of these products have been recently introduced and directly compete with Acticoat™. Nucryst sells products containing SILCRYST™ coatings to Smith & Nephew and Smith & Nephew markets and sells them under its Acticoat™ trademark into a larger competitive environment.

Nucryst may not be able to compete successfully. Major competitors in the advanced wound dressing market in which Smith & Nephew’s Acticoat™ products are sold include Convatec, a Bristol Myers Squibb company; Johnson & Johnson Wound Management, a division of Ethicon, Inc.; Argentum Medical, LLC; Coloplast Corp.; AcryMed, Inc.; 3M Company; Kinetic Concepts, Inc.; Mölnlycke Health Care Group AB and Paul Hartmann AG. To the extent that Nucryst develops pharmaceutical products to treat gastrointestinal conditions, it will face competition from pharmaceutical companies developing alternative drugs to treat this disease. In addition, Nucryst faces and will continue to face competition from other major multi-national pharmaceutical companies, medical device companies, specialty pharmaceutical companies, universities and other research institutions.
Products or treatments of Nucryst’s competitors that exist now or that may be developed in the future may reduce the marketability of the current SILCRYST™ coatings and any of Nucryst’s future products, particularly to the extent such products:
•	are more effective;

•	have fewer or less severe adverse side effects;

•	have better patient compliance;

•	receive better reimbursement terms;

•	are accepted by more physicians;

•	have better distribution channels;

•	are easier to administer;

•	are less expensive; or

•	are more cost effective.
There is no assurance that Nucryst’s competitors will not succeed in developing alternative technologies and products that are more effective, easier to use or more economical than those which have been or are being developed by Nucryst or that would render Nucryst’s technology and products obsolete and noncompetitive in these fields.
Some of Nucryst’s competitors, either alone or together with their collaborators, have substantially greater financial, sales and marketing, manufacturing, and other resources and larger research, development and regulatory staffs than Nucryst does. In addition, many of Nucryst’s competitors, either alone or together with their collaborators, have significantly greater experience than Nucryst does in discovering, developing, manufacturing and marketing products and may also have greater experience in conducting clinical trials and obtaining regulatory clearances or approvals. As a result, they may be able to devote greater resources to the development, manufacture, marketing or sale of their products, initiate or withstand substantial price competition or development costs, or more readily take advantage of acquisitions or other opportunities. Additional mergers and acquisitions, collaborations or other transactions, or the emergence or growth of other competitors in the medical device and pharmaceutical industries, may result in Nucryst’s competitors having even more resources.
•	Smith & Nephew, who previously was restricted by a non-competition clause, may now introduce other silver based products that compete with Acticoat™ products.
Since May 2001, all of Nucryst’s revenues have been earned under the contracts with Smith & Nephew and Smith & Nephew is currently its only customer. Nucryst currently does not have any other products being sold in the marketplace other than the Acticoat™ products marketed by Smith & Nephew. Consequently, all of Nucryst’s revenue is received from Smith & Nephew and is principally comprised of royalties, which are calculated as a percentage of Smith & Nephew’s sales of Acticoat™ products, milestone payments, which are cash payments Nucryst receives upon the achievement by Smith & Nephew of certain sales goals or regulatory achievements relating to the Acticoat™ products, and payment of Nucryst’s costs incurred in manufacturing Acticoat™ products on a fixed price basis. The amount of Nucryst’s revenues is determined primarily by the level of sales of Acticoat™ products achieved by Smith & Nephew and, as a result, Nucryst’s revenues generally vary in proportion to increases or decreases in Smith & Nephew’s sales of its Acticoat™ products. Nucryst therefore depends and will continue to depend on Smith & Nephew to market and sell Acticoat™ products successfully.
Nucryst is at risk of Smith & Nephew becoming less motivated to market Acticoat™ products due to any one of a number of factors, including other products marketed by Smith & Nephew having better profit margins, or achieving greater acceptance or popularity with health care providers, than the Acticoat™ products. On September 30, 2007, with the execution of revised agreements with Smith & Nephew, the magnitude of this risk increased due to the fact that a non-compete provision was removed from the revised agreements allowing Smith & Nephew to introduce other silver based serious wound care products, which it was previously restricted from doing, that could have an adverse effect on the sales of Acticoat™ products by Smith & Nephew. Since the execution of the new agreements with Nucryst, Smith & Nephew has introduced three new wound care products which use other forms of silver (Algisite Ag, Allevyn Ag and Biostep Ag). Nucryst believes that some of these new silver based wound care products will compliment the existing Acticoat™ products marketed by Smith & Nephew without impacting sales of Acticoat™ products, while others may be viewed by the advanced wound care market as alternatives to certain Acticoat™ products, thereby potentially adversely affecting Acticoat™ product sales and ultimately Nucryst’s operating revenues in the foreseeable future. Nucryst is now at risk of the sales of Acticoat™ products failing to grow as they have in the past or declining due to the introduction by Smith & Nephew of new silver based serious wound care products especially to the extent that the new products have or are perceived to have better characteristics, lower prices or better profit margins than Acticoat™ products resulting in customers generally preferring the new products and Smith & Nephew generally focusing its sales and marketing efforts on the new products to the detriment of Acticoat™ products. If Smith & Nephew does not increase future sales of its Acticoat™ products, this would likely have a material adverse effect on Nucryst and on the market price of Westaim’s common shares.
Nucryst’s future success depends in part on the launch of new Acticoat™ products by Smith & Nephew. Nucryst has worked in the past and intends to work in the future with Smith & Nephew on the development of such new products; however, the decision to develop or launch a new product, the timing of the development and launch and all related matters are entirely within Smith & Nephew’s discretion. In view of Smith & Nephew’s new ability to introduce other silver based serious wound care products under the revised agreements signed with Smith & Nephew as discussed above, Smith & Nephew may become less motivated to develop new Acticoat™ products with Nucryst and choose to focus instead on developing other silver based serious wound products. Therefore, while under the previous agreements in place with Smith & Nephew there could be no assurance that new products would be developed or launched at all or on the timeline or in a manner favorable to Nucryst, there can be even less assurance regarding those matters under the revised agreements entered into with Smith & Nephew on September 30, 2007.
•	If Nucryst is unable to effectively manage its expected future growth, it may develop too much production capacity resulting in a cost structure too high to permit cost-effective production of Acticoat™ products or it may develop production capacity too slowly and be unable to meet demand for Acticoat™ products with SILCRYST™ coatings and, in either event, Nucryst may be unable to develop or commercialize future products successfully.
Nucryst currently manufactures Acticoat™ products with SILCRYST™ coatings in its manufacturing facility in Fort Saskatchewan, Alberta. At the end of the third quarter of 2005, Nucryst began construction of an expansion of its production facility with an estimated cost of approximately $5.7 million. Nucryst also hired additional employees to increase its production capacity. Nucryst is funding the up-front costs of the capital expenditures required to acquire the new production equipment associated with this expansion. Once Nucryst’s completes the expansion and starts using the new equipment to produce Acticoat™ products, Nucryst is entitled to recoup these costs over time from Smith & Nephew through reimbursement for depreciation expense, the payment of which are typically spread over a number of years. The capacity expansion became operational in the first quarter of 2008.
Nucryst began this expansion based on forecasted production volumes of Acticoat™ products provided to it by Smith & Nephew but cannot guarantee that the production volumes will grow as forecasted or that it will be able to expand production capacity as planned, or at all. In this regard, Smith & Nephew has announced recently that market conditions in the advanced wound care market, including silver dressings segment, has become more competitive due to increased competition and customer cost containment efforts. Nucryst is uncertain as to whether or the extent to which this increased competition will have a negative impact on Acticoat™ product sales growth. If Nucryst completes the expansion and production volumes do not grow as forecasted by Smith & Nephew, it may not need the equipment, and therefore may not be able to begin recouping its up-front investment through reimbursement of depreciation expense from Smith & Nephew which could have a material adverse effect on its business and results of operation.
Conversely, to the extent that Nucryst is successful in expanding production capacity, its ability to manage its operations and expected growth will require it to continue to improve its operational, financial and management controls, reporting systems and procedures. Nucryst may not be able to make such improvements in an efficient or timely manner and may discover deficiencies in existing systems and controls. Nucryst’s ability to develop and commercialize future products and compete effectively, and its future financial performance will depend, in part, on production volumes growing as forecasted and on its ability to manage any future growth effectively. However, there can be no assurance that Nucryst will be able to achieve sufficient manufacturing capabilities to satisfy demand for its current or new products in a cost-effective manner or to produce and sell the quantities necessary for it to operate profitably.
•	Nucryst currently purchases most of its raw materials from single suppliers. If Nucryst is unable to obtain raw materials and other products from suppliers that it depends on for its operations, then its ability to deliver its products to market may be impeded.
Nucryst depends on suppliers for raw materials and other components that are subject to stringent regulatory requirements. Nucryst currently purchases most of its raw materials from single suppliers and the loss of any of these suppliers could result in a disruption in its production. If this were to occur, it may be difficult to arrange a replacement supplier, because certain of these materials may only be available from one or a limited number of sources. Nucryst’s suppliers may encounter problems during manufacturing due to a variety of reasons, including failure to follow specific protocols and procedures, failure to comply with applicable regulations, equipment malfunction and environmental factors. In addition, establishing additional or replacement suppliers for these materials may take a substantial period of time, as certain of these suppliers must be approved by regulatory authorities.
If Nucryst is unable to secure on a timely basis sufficient quantities of the materials it depends on to manufacture Acticoat™ products, if Nucryst encounters delays or contractual or other difficulties in its relationships with these suppliers, or if Nucryst cannot find replacement suppliers at an acceptable cost, then the manufacture of Acticoat™ products may be disrupted, which could increase Nucryst’s costs and have a materially adverse effect on its revenues.
•	Smith & Nephew may be unable to maintain existing regulatory approvals or obtain new regulatory approvals for the Acticoat™ products that it currently sells, which would negatively affect Nucryst’s results of operations. Nucryst’s future products may not be approved by the regulatory agencies, and any failure or delay associated with Nucryst’s product development and clinical trials or the agencies’ approval would increase its product development costs and time to market.
Smith & Nephew is required to maintain regulatory approvals to sell the Acticoat™ products that it currently sells and to obtain additional regulatory approvals for those current products to sell them in any new markets. All of Nucryst’s future products will also require regulatory approval before it or any collaborator is allowed to market and sell them. Nucryst expects the regulatory approval process to be lengthy and expensive and it will have the burden of proving that its products are safe and effective. Satisfying regulatory requirements may cause Nucryst’s products to become prohibitively expensive. Nucryst cannot provide assurance that Smith & Nephew will be able to maintain existing regulatory approvals for the Acticoat™ products it now sells or obtain new regulatory approvals, or that the conditions imposed by regulators will not adversely affect Smith & Nephew’s ability to market those products. Regulatory requirements imposed on products could limit Smith & Nephew’s ability to commercialize its product and Nucryst’s ability to test, manufacture and commercialize its products. Loss of these approvals or an inability to obtain approvals could have a material adverse effect on Nucryst’s business, financial condition or results of operations.
Preclinical studies and clinical trials are expensive, can take many years and have uncertain outcomes. In addition, the regulatory approval procedures vary among countries and additional testing may be required in some jurisdictions. It usually takes at least several years to complete the requisite pre-clinical studies and clinical trials, and a product candidate may fail at any stage of testing. Difficulties and risks associated with pre-clinical studies and clinical trials may result in failure to receive regulatory approval or inability to commercialize products for new indications. Clinical trials may be suspended or terminated at any time due to the actions of the FDA, other regulatory authorities, the Company’s collaborators, or due to Nucryst’s own actions. The commencement and completion of Nucryst’s clinical trials could be delayed or prevented by several factors, including:
•	delays in obtaining regulatory approvals, including approvals by the competent institutional review board, or IRB, or ethics committee, or EC, to commence or continue a study;

•	delays in identifying and reaching agreement on acceptable terms with prospective clinical trial sites;

•	insufficient quantities of the study product;

•	scheduling conflicts with participating clinicians and clinical institutions;

•	slower than expected rates of patient recruitment and enrollment or the inability to reach full enrollment;

•	improper enrollment practices resulting in protocol management problems and statistical analysis problems;

•	inconclusive or negative interim results during clinical trials, including lack of effectiveness or unforeseen safety issues;

•	death of, or serious adverse effects experienced by, one or more patients during a clinical trial even if the reasons are not related to the study product candidate, including the advanced stage of the patient’s disease or medical condition;

•	uncertain dosing issues;

•	inability to monitor patients adequately during and after treatment;

•	inability or unwillingness of contract laboratories to follow good laboratory practices or of Nucryst’s clinical investigators and Nucryst to follow good clinical practices;

•	the occurrence of adverse events during the clinical trials;

•	inability or unwillingness of clinical investigators to follow Nucryst’s clinical protocols or good clinical practices generally;

•	inability or unwillingness of patients to follow Nucryst’s clinical protocols; and

•	inability or unwillingness of other third parties to perform data collection and analysis in a timely or accurate manner.
Delays or failures in obtaining regulatory approvals may:
•	delay or prevent the commercialization of any product that Nucryst develops for new indications or any product within an already approved indication for which the submission of additional clinical trial data is required;

•	in the case of delays, materially and adversely increase the cost of completing the development of such product and obtaining regulatory approval to market it;

•	diminish any competitive advantages; and

•	adversely affect Nucryst’s ability to attract new collaborators.
•	Completion of clinical trials does not guarantee successful commercialization of future products.

Completion of clinical trials does not guarantee successful commercialization, for a variety of reasons, including, but not limited to the following factors:
•	clinical trials can have negative or inconclusive results;

•	regulators may not agree with Nucryst’s results or its analysis of the safety or the efficacy of its products;

•	there is a risk of unsuccessful commercialization even after a product has been launched into the market, for example due to unexpected side effects of the product which were not discovered during clinical trials; and

•	the market may fail to respond positively to a product for a variety of factors outside Nucryst’s control, including but not limited to inadequate or unsuccessful marketing efforts by third parties on which Nucryst depends but cannot control, competition from other products, cost, reimbursement policies of third-party payors or the buying decisions of consumers for a variety of unforeseen reasons, including those unrelated to efficacy.
•	Nucryst’s ability to commercialize its medical products successfully will depend in part on the extent to which reimbursement for the cost of such products and related treatments will be available from government health administration authorities, private health insurers and other organizations and there can be no assurance that adequate third party coverage will be available for Nucryst to realize an appropriate return on its investment in product development.

Nucryst’s revenues currently depend in part and will continue to depend upon the reimbursement rates established by third-party payors, including government health administration authorities, managed-care providers, public health insurers, private health insurers and other organizations. These third-party payors are increasingly challenging the price, and examining the cost-effectiveness, of medical products and services. Cost control initiatives could decrease the established reimbursement rates that Nucryst receives for any products in the future, which would limit its revenues. Legislation and regulations affecting the pricing of pharmaceutical products or medical devices, including the Acticoat™ products, may change at any time, which could limit or eliminate reimbursement rates for Acticoat™ or other products. If physicians, hospitals and other users of Acticoat™ products or any products Nucryst develops in the future fail to obtain sufficient reimbursement from healthcare payors for these products, or if adverse changes occur in governmental and private third-party payors’ policies toward reimbursement for these products, it could negatively affect the demand for these products, which could have a material adverse effect on Nucryst’s results of operations. Significant uncertainty exists as to the reimbursement status, if any, of newly approved pharmaceutical or medical device products, and Nucryst has no assurance that adequate or any third-party coverage will be provided for any new products introduced by it. If Nucryst’s new products do not receive adequate coverage and reimbursement, the market acceptance of these products would be adversely affected, which would have a material adverse effect on Nucryst’s results of operations.

Nucryst may need to conduct post-marketing clinical trials in order to demonstrate the cost-effectiveness of products. Such studies may require Nucryst to commit a significant amount of management time and financial and other resources. Future products may not be reimbursed or covered by any of these third-party payors for Nucryst’s targeted indications.

In many foreign markets, particularly countries in the European Union and Canada, the pricing of medical products is subject to governmental control. In these countries, obtaining pricing approval from governmental authorities can take many months and sometimes years to obtain. To obtain reimbursement or pricing approval in some countries, Nucryst may be required to conduct a clinical trial that compares the cost-effectiveness of a product to other available therapies. If reimbursement of such products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, then Nucryst’s revenues could be reduced.

In the United States, there have been, and Nucryst expects that there will continue to be, a number of federal and state proposals to implement similar governmental pricing controls. Nucryst cannot provide assurance that the Medicare Prescription Drug Improvement and Modernization Act of 2003 will not have a significant effect on pricing or reimbursement for the pharmaceutical products that Nucryst is developing.

•	Nucryst performs and manages its clinical trials rather than relying on third-party clinical research organizations, or CROs, and since Nucryst does not have extensive experience in this area, there may be delays in completing, or a failure to complete, clinical trials that comply with regulatory requirements.

Nucryst may not have the experience or the capability to take a product through the entire research and development process. Specifically, Nucryst may not be able to take a product through pre-clinical development, clinical trials management, clinical data management, study design, biostatistical analysis, central laboratory and regulatory affairs. Thus, Nucryst may be unable to obtain regulatory approval for, or successfully commercialize, its product candidates.

Further, Nucryst may not perform its clinical trials in accordance with good clinical and laboratory practices, as required by the applicable regulatory authorities. If Nucryst’s clinical trials fail to comply with these regulatory practices, it may be unable to use the data from those trials. Consequently, Nucryst’s clinical trials may be extended, delayed or terminated.

Nucryst also may not be able to run its clinical trials as efficiently as a CRO and therefore it may experience a longer and more costly product development phase. This increase in the product development phase may subsequently reduce Nucryst’s period of patent exclusivity, and in turn diminish its potential economic returns.
A failure on the part of Nucryst to properly manage the above risks, or any other risks it is subject to, will have an adverse impact on the value of the Company’s investment in Nucryst.
ITEM 4. INFORMATION ON WESTAIM
A. History and Development of Westaim
The Westaim Corporation was incorporated in Alberta, Canada under the Business Corporations Act (Alberta) by Articles of Incorporation dated May 7, 1996 (the “Articles”), as a wholly owned subsidiary of Viridian Inc. (“Viridian” means Viridian Inc. and its predecessors). The Articles were amended effective June 26, 1996 to remove private company restrictions on the transfer of securities, to create preferred share classes designated as Class A Preferred Shares and Class B Preferred Shares and to increase the maximum number of directors to 15.
On June 26, 1996, the Company, through a reorganization, issued 75,000,000 common shares to Viridian in exchange for cash and the assets of its specialty materials businesses and related research and development activities. The transaction was effective June 1, 1996 and was accounted for as a reorganization, with the carrying value of the assets and liabilities transferred to the Company at Viridian’s carrying value reflected on the Company’s balance sheet as at June 1, 1996. On July 8, 1996 and September 16, 1996, Viridian distributed to holders of its common shares, as dividends-in-kind, an aggregate total of 70,923,248 common shares of the Company. Viridian subsequently disposed of the remainder of its Westaim shares through market sales. The shareholders of the Company approved a further amendment to the Articles on May 24, 2000 to permit meetings of shareholders to be held in certain specified cities outside of Alberta, or in any other city in Canada or the United States.
The Company’s principal and registered head office is located at Suite 1010, Sun Life Plaza, 144 - 4 Avenue S.W., Calgary, Alberta, Canada, T2P 3N4 and its phone number is 403-237-7272.
The common shares of the Company are listed on The Toronto Stock Exchange (“TSX”) under the symbol “WED”. On April 10, 2007, the Company received notice from the National Association of Securities Dealers Automated Quotation System (“NASDAQ”) that, for 30 consecutive business days, the bid price of the Company’s common stock listed on NASDAQ had closed below US $1.00, which is in contravention of NASDAQ’s Marketplace Rules. The Company was given 180 calendar days to regain compliance by achieving a bid price at or above US $1.00 per share for a minimum of ten consecutive days. The Company did not regain compliance with the bid price requirement. Effective October 18, 2007, the Company’s shares were delisted from the NASDAQ national market and suspended from trading. For the year ended December 31, 2007, more than 80% of the trading by volume of the Company’s shares have occurred on the TSX.
The Company’s authorized share capital consists of an unlimited number of common shares, preferred A shares and preferred B shares. As at December 31, 2007, there were 94,135,535 common shares outstanding and at March 31, 2008, there were 94,214,632 common shares outstanding. There were no preferred shares outstanding at December 31, 2007 and March 31, 2008.
The Company maintains an employee and director stock option plan under which the Company may grant options for up to 10,955,445 shares of common stock of the Company at an exercise price equal to the closing market price of the Company’s stock for the trading day immediately preceding the date of the grant. As at December 31, 2007, there were 4,448,598 options outstanding and as at March 31, 2008, there were 4,295,265 options outstanding.
In the second quarter of 2005, Nucryst completed a $7.0 million expansion of its production facility in Fort Saskatchewan, Alberta which increased Acticoat™ wound care product manufacturing capacity. In the third quarter of 2005, Nucryst initiated a further $7.0 million expansion.
In the third quarter of 2005, Nucryst completed a pharmacokinetic study in adults and a pediatric tolerance study which provided Nucryst with further data indicating that its NPI 32101 topical cream is likely to be safe and well tolerated in both populations. Based on the findings of these studies and the first Phase 2 study completed in 2004, Nucryst commenced a second Phase 2 human clinical trial of NPI 32101 topical cream in the fourth quarter of 2005.

In the fourth quarter of 2005, iFire completed construction and began operation of a $46 million pilot production facility in Toronto. The facility and related pilot tools were used to produce large and small scale prototype displays using iFire’s proprietary technology and to determine the manufacturability of iFire’s flat panel display in a simulated commercial manufacturing environment.
In the fourth quarter of 2005, Nucryst completed an initial public offering of its common shares on NASDAQ and the TSX. The offering of 4.5 million shares generated net proceeds to Nucryst of US $39.1 million from which US $6.9 million of Nucryst’s term loan to the Company was repaid. The remaining balance of the term loan, amounting to US $39.6 million, was converted, at the election of the Company, to common shares of Nucryst on January 27, 2006. The Company owned 74.5% of Nucryst as at December 31, 2007 and March 31, 2008.
In the third quarter of 2006, Nucryst completed a second Phase 2 clinical trial of topical NPI 32101 for the treatment of atopic dermatitis, a form of eczema. The study did not achieve its primary end points and as a result, Nucryst concluded that it would not continue clinical trials for this formulation in atopic dermatitis. The clinical study did demonstrate that treatment with NPI 32101 cream was well tolerated and that the incidence of adverse events was low and was not different among the NPI 32101-treated groups and the placebo-treated patients. In addition, Nucryst’s NPI 32101 cream formulation was shown to be stable, cosmetically-acceptable, and to have broad spectrum antimicrobial activity in in-vitro testing. Nucryst believes its NPI 32101 cream has the potential to treat a variety of skin conditions and is exploring ways to bring this antimicrobial cream to market.
In the third quarter of 2007, the U.S. Food & Drug Administration (“FDA”) granted Nucryst 510(k) clearance for a prescription topical cream containing NPI 32101 as a broad-spectrum antimicrobial barrier. Gaining FDA clearance is a first step toward marketing this proprietary technology in this new formulation.
Also, in the third quarter of 2007, Nucryst signed amended agreements with Smith & Nephew for the manufacture and sale of Acticoat™ products. These agreements are amendments to the original agreements entered into in 2001 when Smith & Nephew purchased the Acticoat™ brand from Nucryst and granted Nucryst exclusive manufacturing rights, plus manufacturing cost reimbursement, a royalty on sales and milestone payments linked to agreed-upon sales and performance targets. Nucryst believes that the advanced wound care market, including the silver dressing segment, has become significantly more competitive since the original agreements were signed in 2001. Both parties recognized the need to restructure the agreements to better enable the parties to work jointly and individually to support both the continued growth of Acticoat™ products and their respective businesses in the context of increasing competitive pressures.
In the second quarter of 2007, the Company announced a significant reduction in staff and in research and development spending at its iFire subsidiary. In the fourth quarter of 2007, the Company announced that it would actively seek a buyer for the iFire business and assets and would discontinue further development of iFire’s thick film dielectric electroluminescent technology for application in the flat panel television market.
On April 30, 2008, Nucryst announced the discontinuance of the development of the formulation of NPI 32101 silver to treat inflammatory bowel disease. Nucryst is continuing preclinical research for the use of NPI 32101 for the treatment of Clostridium difficile.
B. Business Overview
Westaim is a holding company with investments in two technology businesses, iFire and Nucryst. The underlying proprietary technologies of each business were developed out of the Company’s own research resources and advanced materials expertise.
Westaim’s strategy has been to develop the independent technical, operating and marketing and sales capabilities of each technology investment from concept through the early years of product introduction and commercialization with the objective of taking the companies which own these technologies public through initial public offerings. Management recognizes that to create shareholder value, it may also be in Westaim’s best interest to pursue commercialization through joint venture arrangements, strategic acquisitions, alliances, licensing or selling its technology.
Westaim’s Board of Directors is continuing to review strategic alternatives. Overall, the nature of the strategic options open to the Company will be dependent in part upon the outcome and timing of the sale of the iFire business and could involve amongst other things a sale, merger or other transaction involving the Company or parts of the Company, or potentially an orderly windup of the Company’s operations.
Nucryst Pharmaceuticals Corp..
Overview
Nucryst develops, manufactures and commercializes innovative medical products that fight infection and inflammation. Nucryst’s patented technology enables it to convert silver’s microcrystalline structure into an atomically disordered nanocrystalline coating which Nucryst believes enhances silver’s natural antimicrobial properties by providing for the sustained release of an increased quantity of positively-charged particles called ions. Nucryst produces its nanocrystalline silver as a coating for wound dressing products under the trademark SILCRYST™ and believes that currently marketed wound care products with its SILCRYST™ coatings combat infection longer than other silver-based wound care products and with a broader spectrum of antimicrobial activity than many topically applied antibiotics. In addition, Nucryst’s nanocrystalline silver structures have exhibited potent anti-inflammatory properties in preclinical studies. Nucryst also produces nanocrystalline silver as a powder which it refers to as NPI 32101 for use in medical devices and as an active pharmaceutical ingredient (“API”).
Advanced wound care products with SILCRYST™ coatings have received clearance by the FDA, and approval of other regulators in over 30 countries and are sold under a license and development agreement by Smith & Nephew, a global medical device company, under its Acticoat™ trademark. Acticoat™ products are used for a wide variety of wound types by hospitals, clinics, burn centres, doctors’ offices, home healthcare agencies and nursing homes. Acticoat™ products compete in the advanced wound care products market which, according to Frost & Sullivan, a market research firm, was an approximately US $1.5 billion global market in 2005 and is projected to grow to approximately US $2.6 billion by 2011.
Operating income from Nucryst’s wound care products funds a large portion of Nucryst’s product development costs. Nucryst is continuing its efforts to develop pharmaceutical products containing its NPI 32101 silver for the treatment of gastrointestinal conditions. Nucryst is also developing a topical cream containing NPI 32101 as a broad spectrum antimicrobial barrier to infection.
Nanocrystalline Technology Platform
Silver, platinum and gold, which are elements of the noble metals group, have long been known to have medicinal properties. Nucryst selected silver as the first noble metal for the application of its proprietary nanotechnology based on silver’s well-known antimicrobial properties. By converting silver’s normal microcrystalline structure into an atomically disordered nanocrystalline structure, Nucryst believes that silver’s release and efficacy characteristics are enhanced thereby making it a more effective antimicrobial agent. SILCRYST™ coatings exhibit rapid antimicrobial activity, killing many organisms within 30 minutes of application. These organisms include gram positive and gram negative bacteria, including some antibiotic resistant strains, as well as fungi and yeast. Nucryst has designed SILCRYST™ coatings to provide sustained antimicrobial activity for up to seven days. Unlike antibiotics, silver has been shown to simultaneously attack several targets in the bacterial cell and therefore it is thought to be less likely that bacteria would become resistant to all of these killing mechanisms. This can be particularly important in hospitals, nursing homes and other healthcare institutions where patients are at risk of developing infections. As a result, Nucryst believes that its nanocrystalline silver fulfills a large unmet need for effective, locally administered antimicrobial products that are not as susceptible to bacterial resistance.
Nucryst has also demonstrated in non-clinical studies that its nanocrystalline silver exhibits anti-inflammatory properties in three ways. It suppresses two naturally occurring inflammatory agents, specifically IL-12b and TNFα, and reduces the level of a naturally occurring enzyme called MMP-9. While helpful at the correct levels, excessive amounts of these substances are associated with inflammation. In addition, Nucryst’s nanocrystalline silver increases the natural cell death of certain inflammatory cells, specifically polymorphonuclear leukocytes, or PMNs.
Nucryst’s manufacturing technology is based on a physical vapor deposition, or PVD, process called magnetron sputtering. The process begins by bombarding silver with positive ions to liberate, or sputter, nanosized silver-containing particles. These nanosized silver-containing particles are then re-condensed to form new atomically disordered nanocrystalline structures on various materials, called substrates. For example, Nucryst uses high-density polyethylene, or HDPE, as the substrate for some of its non-adherent wound care dressings. Nucryst has also developed a method to produce its nanocrystalline silver in powder form for use in medical devices and as an API.
Wound Care Products
As part of Westaim’s strategy to accelerate the market penetration of its products, in 2001 Nucryst entered into a global partnership with Smith & Nephew. Under a series of agreements which expire in 2026, Smith & Nephew acquired Nucryst’s North American burn dressing business and entered into an exclusive global licensing agreement for the sale and marketing of Acticoat™ wound care products developed by Nucryst. These agreements were amended in September 2007 (see “2007 Amendments to the Smith & Nephew Agreements”). Under the agreements, Nucryst receives reimbursement of manufacturing costs and receives royalties based on Smith & Nephew’s sales of these products, as well as milestone payments for the achievement of certain regulatory and sales accomplishments.
Smith & Nephew sells Acticoat™ burn and chronic wound products in 30 countries around the world targeting the higher cost segments of the serious wound care dressings market. Chronic wounds include: (i) diabetic foot ulcers, a serious condition which according to a 2005 Frost & Sullivan report affected approximately 7% of the 19.4 million people with diabetes in the United States and which in 2004 resulted in approximately 129,000 non-traumatic lower limb amputations occurred according to data from the 2004 U.S. Hospital Discharge Report; (ii) venous stasis ulcers, a condition caused by venous insufficiency which was reported in 2003 by the Cleveland Clinic, a leading healthcare institution, to affect 500,000 individuals in the United States; and (iii) pressure ulcers, which commonly affect elderly, bed-ridden or chair-bound patients, of which Frost & Sullivan reported in 2002 there are approximately 2.4 million cases per year. In addition to the antimicrobial and anti-inflammatory effects of Acticoat™, Smith & Nephew is promoting the use of Acticoat™ products with SILCRYST™ coatings to help reduce the risk of methicillin-resistant Staphylococcus aureus, or MRSA, transmission. MRSA is one of the many antibiotic-resistant bacteria sometimes called “super bugs”.
Health care professionals select different types of dressings for different types of wounds. Some wounds are dry while others have excess fluid, or exudates. As a result, the Company believes that an effective portfolio of products must address various wound types. As described below, Smith & Nephew’s Acticoat™ product family with Nucryst’s SILCRYST™ coatings is designed to treat a wide variety of serious wounds.

Acticoat™ 3 and Acticoat™ Burn Dressings are used extensively in the in-patient burn segment of the wound dressing market and provide antimicrobial activity for up to three days. They consist of a rayon/polyester non-woven core between two layers of high-density polyethylene mesh with SILCRYST™ coatings.
Acticoat™ 7 Dressings are used primarily in the chronic wound market and provide consistent seven-day sustained antimicrobial activity for patients with venous stasis ulcers, diabetic foot ulcers, pressure ulcers and other persistent wounds. Acticoat™ 7 consists of two rayon/polyester non-woven inner cores laminated between three layers of HDPE mesh with SILCRYST™ coatings.
Acticoat™ Absorbent Dressings are used in the chronic wound market for wounds with moderate to heavy exudates and provide antimicrobial activity for up to three days. Acticoat™ Absorbent is highly absorbent and consists of a calcium alginate fabric coated with SILCRYST™ nanocrystals.
Acticoat™ Moisture Control Dressings are used in the chronic wound market for wounds with light to moderate exudates and provide antimicrobial activity for up to seven days. Acticoat™ Moisture Control consists of an absorbent foam sandwiched between an outer film and a non-adherent wound contact layer with SILCRYST™ coatings and was developed in collaboration with Smith & Nephew.
Acticoat™ Site Dressings are used around vascular and nonvascular percutaneous device sites such as intravenous catheter and external fixation sites that provide an effective barrier to microbial contamination protecting the insertion site from invasive pathogenic microorganisms for up to seven days. Acticoat™ Site consists of an absorbent 3-layer polyurethane foam coated with SILCRYST™ nanocrystals.
Acticoat™ Post-Op Dressings are absorbent post-operative dressings for light to moderate exudate, providing an antimicrobial activity for up to seven days. Acticoat™ Post-Op consists of a SILCRYST™ coated polyurethane layer, a white polyurethane foam pad, and an adhesive coated waterproof polyurethane film layer.
Other Products
Nucryst is developing new products to extend its nanocrystalline technology to the treatment of infection and inflammation. Nucryst had previously conducted Phase 2 clinical studies of a topical cream containing NPI 32101 for the treatment of atopic dermatitis. The study did not achieve its primary end points and was discontinued in 2006. The Phase 2 study did demonstrate that treatment with NPI 32101 cream was well tolerated and that the incidence of adverse events was low and was not different among the NPI 32101-treated groups and the placebo-treated patients. In addition, Nucryst’s NPI 32101 cream formulation was shown to be stable, cosmetically acceptable, and to have broad spectrum antimicrobial activity through in-vitro testing. Nucryst believes that NPI 32101 cream has the potential to treat a variety of skin conditions and is exploring ways to bring this antimicrobial cream to market.
In July 2007, the FDA granted Nucryst 510(k) clearance for a prescription topical cream containing NPI 32101 as a broad-spectrum antimicrobial barrier to organisms including Pseudomonas aeruginosa and Staphyloccocus aureus, including strains resistant to methicillin — or MRSA. Gaining FDA clearance is a first step toward marketing this proprietary technology in this new formulation. Nucryst is actively exploring commercialization options and as part of this process, market plans and timing for this product will be determined.
Nucryst has recently filed another 510(k) application with the FDA to expand the claims and indications for its barrier cream. If Nucryst’s application is cleared by the FDA, Nucryst believes it will broaden the market for this potential new product.
Nucryst has been researching potential pharmaceutical products containing NPI 32101 for use in the treatment of gastrointestinal disorders. Nucryst’s nanocrystalline silver has exhibited the ability to suppress the expression of several inflammatory cytokines including TNFa and IL-12/23. Over expression of these two cytokines has been linked to inflammatory bowel disorders (“IBD”) such as ulcerative colitis and Crohn’s disease. Nucryst has conducted preclinical studies that demonstrate a favorable effect of NPI 32101 on symptoms of ulcerative colitis including a reduction in colon thickening and ulceration. On April 30, 2008, Nucryst discontinued development on formulation of NPI 32101 for the treatment of IBD. This will allow Nucryst to focus on preclinical research for the use of NPI 32101 for the treatment of Clostridium difficile and associated diseases.
Smith & Nephew Agreements
Until 2001, Nucryst manufactured, marketed and sold directly to end users Acticoat™ wound care products. In 2001, Nucryst entered into a number of agreements with Smith & Nephew providing greatly expanded sales and marketing resources to support the Acticoat™ product line. Nucryst also sold various assets to Smith & Nephew, including certain manufacturing equipment (which were then leased back), the Acticoat™ trade name and trademark and various regulatory approvals. Pursuant to these agreements, Smith & Nephew markets and sells products with SILCRYST™ coatings under its Acticoat™ trademark. On September 30, 2007, Nucryst signed amended agreements with Smith & Nephew (see “2007 Amendment to the Smith & Nephew Agreements”).

Under a license and development agreement, Smith & Nephew has the exclusive right to market, distribute and sell products with Nucryst’s SILCRYST™ coatings or powder technology for use on non-minor skin wounds or burns in humans. The exclusive right does not apply to consumer first-aid products with SILCRYST™ coatings designed for self-medication or use without advice from a health care professional and does not apply to certain other types of products that Nucryst may develop using its technology. Smith & Nephew has agreed to pursue the development and commercialization of products with SILCRYST™ coatings in the market for silver-based products for non-minor skin wounds and burns on humans. The license and development agreement expires in May 2026, although it may be terminated earlier by either party if the other party fails to cure a material breach of the agreement, suspends its operations or ceases to carry on business or files for bankruptcy or takes other similar actions.
Smith & Nephew is responsible for all regulatory filings required for the marketing or sale of Acticoat™ products under the license and development agreement. Smith & Nephew pays Nucryst royalties based on its sales of Acticoat™ products. Nucryst also receives payments upon the achievement of milestones relating to Smith & Nephew’s sales of Acticoat™ products and regulatory matters specified in the license and development agreement. All payments under the license and development agreement are made in US dollars. In calculating sales levels for milestone payment thresholds and other purposes under the license and development agreement, sales by Smith & Nephew in currencies other than the US dollar are converted to the US dollar based on prevailing exchange rates. The contractual royalty rate remains constant for the life of the agreements, subject only to: (i) the possibility of a negotiated or arbitrator-awarded reduction in royalty rates on sales in countries where patent protection has been lost and a competing product is being sold that would have infringed Nucryst’s patent rights had it been in effect; (ii) the possibility of a negotiated reduction in royalty rates on sales of a particular Acticoat™ product where Smith & Nephew does not realize industry standard margins on sales of such products; or (iii) a reduced royalty rate in respect of sales of Acticoat™ products in certain countries, including the United States, upon the expiration of patent rights to SILCRYST™ coatings in such countries. Until the agreements were amended, Nucryst was also entitled to increased royalty rates on sales of particular Acticoat™ products where Smith & Nephew realized gross profit margins on sales of such products over a specified threshold.
Under the supply agreement, Smith & Nephew has appointed Nucryst as its exclusive supplier of Acticoat™ products and Nucryst has agreed not to sell these products to anyone else during the term of the agreement. The supply agreement expires upon the expiration or termination of the license and development agreement, although it may be terminated earlier by either party if the other party fails to cure a material breach of the agreement, suspends its operations or files for bankruptcy or takes other similar actions. Nucryst is obligated to supply the quantity of Acticoat™ product specified in a rolling demand forecast provided by Smith & Nephew on a monthly basis. Prior to the amendments to this agreement, the price paid for the products by Smith & Nephew was equal to Nucryst’s fully allocated cost of goods sold including equipment depreciation plus a royalty based on sales of these products by Smith & Nephew. All payments under the supply agreement are made in US dollars. In calculating sales levels for royalty payments under the supply agreement, sales by Smith & Nephew in currencies other than the US dollar are converted into the US dollar based on prevailing exchange rates.
Under the supply agreement, Nucryst leases certain manufacturing equipment from Smith & Nephew which represented approximately 50% of its total manufacturing capacity at December 31, 2007. If Nucryst suffers a material difficulty in supplying Acticoat™ products and that difficulty is not cured on a timely basis, this lease is subject to termination by Smith & Nephew and Smith & Nephew would have the right to take possession of the equipment it leases to Nucryst and buy Nucryst’s other manufacturing equipment used in the production of Acticoat™ products. In such a case, Smith & Nephew would also receive the right to use Nucryst’s technology to manufacture Acticoat™ products on its own. If within one year Nucryst is able to demonstrate to the reasonable satisfaction of Smith & Nephew that it is once again able to manufacture products in accordance with the agreements, the lease of the previously leased manufacturing equipment would resume, subject to Nucryst reimbursing Smith & Nephew for its costs incurred to establish and terminate its manufacturing operations and subject to any then-existing Smith & Nephew third party commitments, and the lease would also cover any manufacturing equipment that Smith & Nephew had purchased from Nucryst, and the right of Smith & Nephew to use Nucryst’s manufacturing technology would cease.
Nucryst has deposited with an escrow agent certain documentation and manuals that describe the technology used to manufacture Acticoat™ products. Upon the occurrence of certain release events, the documentation and manuals would be released by the escrow agent to Smith & Nephew as part of the right to use Nucryst’s technology to manufacture Acticoat™ products. A release event is defined as a material difficulty supplying Acticoat™ products under the supply agreement with Smith & Nephew that is not cured on a timely basis or the occurrence of certain events in connection with insolvency or bankruptcy. Under a security trust agreement, Nucryst has granted to Smith & Nephew a security interest in its manufacturing technology and patent rights used in the manufacture of Acticoat™ products. This security interest secures Nucryst’s obligations to Smith & Nephew under the manufacturing right that would be granted to Smith & Nephew as described above.
Nucryst and Smith & Nephew have agreed to indemnify each other in respect of claims resulting from any alleged physical injury or property damage as a result of either party’s respective acts or omissions, the failure to perform obligations under the license and development agreement and the supply agreement, non-compliance with applicable law or regulation and any breach of representations under the agreements, for as long as the particular representation survives. In addition, Smith & Nephew has agreed to indemnify Nucryst for claims arising out of its marketing and sale of Acticoat™ products except to the extent attributable to Nucryst. Also, Nucryst has agreed to indemnify Smith & Nephew in respect of claims resulting from any actual or threatened action by any third party alleging SILCRYST™ coatings infringe that third party’s intellectual property rights, subject to Smith & Nephew’s remedy for such an infringement action being limited to withholding damages or royalties it must pay on account of the infringement action from amounts or royalties payable to Nucryst under the two agreements, unless Nucryst has breached any representation to Smith & Nephew in connection with that infringement.

2007 Amendments to the Smith & Nephew Agreements
On September 30, 2007, Nucryst signed amended agreements with Smith & Nephew for the manufacture and sale of Acticoat™ products. Nucryst believes that the advanced wound care market, including the silver dressing segment, has become significantly more competitive since the original agreements were signed in 2001. Both Nucryst and Smith & Nephew recognized the need to restructure the agreements to better enable the parties to work jointly and individually to support both the continued growth of Acticoat™ products and their respective businesses in the context of increasing competitive pressures.
The material changes to the agreements are as follows:
•	Nucryst earned a US $5.0 million milestone payment in the third quarter of 2007 reflecting revisions in milestone sales targets. The achievement criterion for the remaining milestone payments remains unchanged under the new agreements. In the fourth quarter of 2007, Nucryst earned a further US $5.0 million milestone as a result of Smith & Nephew achieving a specified sales threshold. The maximum amount of milestone payments that Nucryst may receive is US $56.5 million, of which, US $29.0 million has been earned as at December 31, 2007.

•	Under the previous agreements, the price paid by Smith & Nephew for Acticoat™ products was Nucryst’s fully allocated cost of goods sold including equipment depreciation. To provide Smith & Nephew with greater costing certainty of the Acticoat™ product line, the costing mechanism has been amended effective January 1, 2007 to a fixed overhead charge plus direct costs which will be established annually.

•	The overhead charge payable by Smith & Nephew in 2007 through 2009 has been fixed at a minimum amount equal to all indirect costs incurred in 2007 related to the manufacture of Acticoat™ products including administration, labour, rent, insurance, utilities, repairs and quality control. This minimum amount will be payable by Smith & Nephew regardless of the actual volume of Acticoat™ products ordered by Smith & Nephew. Nucryst may use any actual overhead cost savings it achieves over the next two years to offset an annual manufacturing cost rebate in the amount of US $4.5 million that Nucryst has agreed to make to Smith & Nephew each year from 2007 through 2009.

•	A non-compete clause has been deleted from the agreements to allow Smith & Nephew to broaden their wound care dressings product line to include other forms of silver. In exchange, Smith & Nephew’s exclusive license has been limited to existing Acticoat™ products and any new wound care or burn products that the parties agree to develop together using Nucryst’s Silcryst™ technology.

•	New products developed alone by Nucryst that contain Silcryst™ technology or any new form of nanocrystalline silver developed by Nucryst will be initially offered to Smith & Nephew. If Smith & Nephew declines to purchase any of these products on terms acceptable to Nucryst, Nucryst will be free to pursue other commercialization options.

•	Nucryst will contribute services towards the joint development of new products with Smith & Nephew up to a maximum amount per year equivalent to 1.5% of Smith & Nephew’s sales of Acticoat™ products in the year. This replaces a system whereby Smith & Nephew reimbursed Nucryst for all of its product development costs.

•	Royalty rates will be maintained, except for the elimination of a supplemental royalty that was payable to Nucryst only if certain gross profit margins were achieved on sales of Acticoat™ products over a specified threshold.
Competition
Smith & Nephew markets and sells its Acticoat™ products into a large and competitive environment. There are numerous silver-containing advanced wound care dressings and silver-coated medical devices available from a variety of health care companies. Some of these products have been recently introduced and directly compete with Acticoat™. In addition, Smith & Nephew has introduced three new wound care products with other forms of silver which may be viewed by the advanced wound care market as alternatives to certain Acticoat™ products. Major competitors in the advanced wound dressing market in which Smith & Nephew’s Acticoat™ products are sold include Convatec, a Bristol Myers Squibb company, Johnson & Johnson Wound Management, a division of Ethicon, Inc., Argentum Medical, LLC, Coloplast Corp., AcryMed, Inc., 3M Company, Mölnlycke Health Care Group AB and Paul Hartmann AG. To the extent that Nucryst develops products to treat dermatological and gastrointestinal conditions, Nucryst will face competition from companies developing alternative products to treat these diseases. In addition, Nucryst faces and will continue to face competition from other major multi-national medical device companies, pharmaceutical companies, specialty pharmaceutical companies, universities and other research institutions.

Government Regulation
Government authorities extensively regulate the testing, manufacturing, labeling, storage, record-keeping, advertising, promotion, export, marketing and distribution, of medical devices and pharmaceutical products. In the United States, the FDA has different, extensive and rigorous review and approval processes for medical devices and pharmaceutical products. Other countries have similar regulatory systems.
Acticoat™ products with Nucryst’s SILCRYST™ coatings require pre-market clearance by the FDA through the 510(k) pre-market notification process. When a 510(k) is required, the manufacturer must submit to the FDA a pre-market notification demonstrating that the device is “substantially equivalent” to either a device that was legally marketed prior to May 28, 1976 or to another commercially available, similar device which was subsequently cleared through the 510(k) process. Medical devices are subject to the FDA’s general controls, which include compliance with the applicable portions of the FDA’s Quality System Regulation, facility registration and product listing, reporting of adverse medical events, and appropriate, truthful and non-misleading labeling, advertising, and promotional materials and may also be subject to other special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device.
To obtain approval of a new drug product from the FDA, an applicant must, among other requirements, submit data supporting safety and efficacy as well as detailed information on the manufacture and composition of the product candidate and proposed labeling. The process required by the FDA before a new drug may be marketed in the United States generally involves the following: completion of preclinical laboratory testing in compliance with FDA regulations; submission of an investigational new drug application which must become effective before human clinical trials may begin; performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug for its intended use; and submission of a New Drug Application (“NDA”). The applicant typically conducts human clinical trials in three sequential phases, but the phases may overlap. In Phase 1 clinical trials, the product is tested in a small number of patients or healthy volunteers, primarily for safety at one or more doses. In Phase 2 clinical trials, in addition to safety risk, efficacy is assessed in a patient population. Phase 3 clinical trials typically involve additional testing of safety and clinical efficacy in an expanded population at geographically-dispersed test sites.
Clinical trials must be conducted in accordance with the FDA’s good clinical practices requirements. The applicant must submit to the FDA the results of the preclinical and clinical trials together with, among other things, detailed information on the manufacture and composition of the product and proposed labeling, in the form of an NDA. If the FDA’s evaluations of the safety and efficacy data in the NDA and the manufacturing procedures and facilities are favorable, the FDA may issue either an approval letter or an approvable letter, which contains the conditions that must be met in order to secure a final approval letter, authorizing commercial marketing of the drug for certain indications. If and when an applicant manufactures pharmaceutical products, it will be required to comply with applicable FDA manufacturing requirements contained in the FDA’s current good manufacturing practices.
Discontinued Operations
iFire Technology Ltd.
Overview
Until November 2007, iFire was actively developing flat panel displays (“FPDs”) using its proprietary solid state, thick dielectric electroluminescent (“TDEL”) technology with potential application in the fast growing, large-screen consumer television market. The Company believed that in high-volume production, iFire™ displays could one day be competitive with other flat panel technologies, in terms of technical specifications, manufacturing cost and cost of capital investment in manufacturing tools and facilities.
iFire’s strategy was to become a significant supplier of high definition modules for large-screen flat panel televisions by establishing partnerships with commercial manufacturing companies to jointly develop and manufacture iFire flat panel modules for consumer television sets. In 2002, iFire entered into a non-exclusive technology collaboration agreement with Sanyo Electric Company, Ltd. (“Sanyo”) focusing on the advancement of iFire’s TDEL technology for large-screen flat panel televisions through a series of joint development projects. The agreement was renewed on three occasions with the latest renewal expiring in March 2008. The Company does not expect the agreement to be renewed.
iFire had also worked with Dai Nippon Printing Co., Ltd. (“DNP”) since 2003 under a non-exclusive joint development agreement for commercial production of mid-30-inch FPD television modules. Under the terms of the agreement, DNP utilized its flat panel production line in Kashiwa, Japan for developing front-end manufacturing processes for iFire’s TDEL technology, including the substrate preparation and the fabrication of the row electrodes and thick-film dielectric layer. When required, DNP would deliver partially completed substrates to iFire for further process work including the deposition of phosphors, column electrodes and colour correction layers, as well as electronics assembly. The agreement was renewed on three occasions with the latest renewal expiring in March 2008. The Company does not expect the agreement to be renewed.
In 2007, iFire operations were primarily focused on process control projects to reduce variability to levels expected in a manufacturing environment, particularly in luminance, life, colour and uniformity. iFire produced and tested thousands of 2” x 2” pixels for this data analysis, however, progress to tighten the variability on the parameters important to potential manufacturing partners was slower than expected. In addition, during the past 12 months there have been significant improvements in the performance, cost and selling price of incumbent large scale FPD TV technologies such as liquid crystal displays and plasma display panels and late in 2007 a new FPD technology, organic light emitting diode television, was introduced into the consumer market.
As a result of these developments, the Board of Directors made the strategic decision to pursue the sale of the iFire business and related assets and to discontinue development spending on iFire’s TDEL technology.
Investments
In the first quarter of 2008, a wholly owned subsidiary of the Company issued to a non-related Canadian company common shares for proceeds of $1.0 million representing 40% of the issued share capital of the subsidiary and $3.5 million of convertible debentures. The debentures mature on January 31, 2009 and bear interest at 1.0% commencing February 1, 2008. Interest is waived for the portion of the year in which the debentures are converted. The debentures have no recourse to the Company and are convertible into common non-voting shares of the subsidiary representing 58.3% of the issued share capital on a fully diluted basis. As a result of these transactions, the Company’s interest in this subsidiary was reduced to 60% in January 2008 and the Company will report a dilution gain of $1,000 in the first quarter of 2008. If the debentures are converted, the Company’s economic interest in the subsidiary will be reduced to approximately 25% and the Company’s consolidated non-capital losses, unclaimed scientific research and development expenditures and research and development tax credits will be reduced by approximately $85,000, $17,000 and $19,000 respectively.
In the first quarter of 2005, the Company completed a series of transactions whereby two inactive wholly owned subsidiary companies participated in a Plan of Arrangement with two widely held publicly traded companies. This resulted in the reorganization of the participating companies into a single company and the dilution of the Company’s investment to approximately 6.0%. The Company’s pro rata interest in the book value of the recapitalized companies amounted to approximately $2.2 million. The company created under the Plan of Arrangement was listed on the TSX and the Company sold this investment for net proceeds of approximately $11.5 million and recorded a gain on sale of investments of approximately $9.3 million and a dilution gain of approximately $2.2 million reported in discontinued operations.
In the fourth quarter of 2005, the Company sold one of its portfolio investments with a book value of $0.5 million for net proceeds of $1.6 million.
In 2005, a wholly owned subsidiary of the Company issued $6.0 million of convertible debentures to private investors and in 2006 an additional $2,000 of convertible debentures were issued. The debentures were to mature in July 2007, bore interest at 5% per annum, had no recourse to the Company and were convertible into a maximum of 16,000,000 non-voting common shares of the subsidiary. In the first quarter of 2007, this subsidiary completed a private placement of common shares which reduced the Company’s voting interest to 22.1%. Certain of the debentures were redeemed and the balance were converted into common shares, reducing the Company’s economic interest to 14.6%. In the fourth quarter of 2007, the Company sold 87% of its remaining holdings in the subsidiary for net proceeds of $1.6 million and recorded a gain on sale of investments of approximately $2.6 million. The Company continues to hold a nominal interest in this investment.
Investment in Asset-Backed Commercial Paper (“ABCP”)
In the third quarter of 2007, when global financial markets experienced an unprecedented credit and liquidity crisis, the Company held ABCP with a face value of $17.1 million. On November 30, 2007, in order to diversify its risk in the uncertain global credit market, the Company sold half of its holding in ABCP with a face value of $8.5 million for proceeds of $6.0 million. The Company retains the right to receive additional proceeds in the event that the buyer re-sells the related ABCP within six months. In such event, the Company will receive 50% of any proceeds received in excess of $7.2 million. The Company has accounted for its ABCP holdings as a long term investment as there is no assurance that these assets will be restructured to mature within a 365 day period.
In the third quarter of 2007, Dominion Bond Rating Service (“DBRS”) placed Canadian ABCP “Under Review with Developing Implications” following an announcement on August 16, 2007 that a consortium representing banks, asset providers and major investors had agreed in principle to a long-term proposal and interim agreement regarding ABCP (the “Montreal Proposal”). Under this proposal, the affected ABCP would be converted into term floating rate notes maturing no earlier than the scheduled termination dates of the underlying assets. The Montreal Proposal called for investors to continue to roll their ABCP during the standstill period. The Company is not a signatory to this agreement.
On September 6, 2007, a Pan Canadian Committee (the “Committee”) was formed to oversee the proposed restructuring process of the ABCP. On December 23, 2007, the Committee approved an agreement in principle to restructure the ABCP issued by 20 trusts covered by the Montreal Proposal, which includes the investments held by the Company. The Committee expects a AAA rating for most of the restructured notes which, together with the full transparency of the underlying assets supporting these notes, will facilitate trading. All of the ABCP will be exchanged for longer dated notes that will match the maturity of the underlying reference assets in the proposed structure. The restructuring will also pool certain series of ABCP which are supported in whole or in part by underlying synthetic assets. Under this arrangement, there will be three distinct restructuring solutions for (1) Traditional-ABCP which is supported solely by traditional securitized assets, (2) Synthetic-ABCP which is supported by synthetic assets, or a combination of synthetic and traditional securitized assets, and (3) Ineligible-ABCP supported primarily by U.S. sub-prime mortgage assets. The approval of the restructuring is subject to a voting approval by all investors, and the Committee expects that the restructuring will close by March 31, 2008. The information used by the Company to determine the fair value of its ABCP is based on limited data provided by the

Committee and by DBRS. The Company has not been able to access information to verify the veracity of the information relating to the nature and creditworthiness of the assets securing these investments.
The ABCP in which the Company has invested has not traded in an active market since mid-August 2007 and there are currently no market quotations available. The Company has estimated the fair value of its investments in ABCP considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. In accordance with CICA 3855, when the market for a financial instrument is not active, the fair value should be estimated using an appropriate valuation technique. The Company has used a probability-weighted discounted cash flow approach to value its ABCP investments at December 31, 2007 which considered expected interest rates, fixed/floating interest rate swaps, credit spreads, estimated restructuring fees, estimated renegotiated maturity dates and estimated principal reductions. Due to the lack of public information relating to the details of the assets supporting these investments and lack of details surrounding the restructuring proposed by the Committee, the Company was required to use management estimates when calculating this fair value. Continuing uncertainties regarding the value of the assets which underlie the ABCP, the amount and timing of cash flows and the outcome of the restructuring process could give rise to a further change in the fair value of the Company’s investment in the ABCP which would impact the Company’s results from operations.
The Company does not believe that the illiquidity of the ABCP will have an impact on the Company’s ability to complete its 2008 business plan.
Financial Instruments
The Company did not utilize any derivative financial instruments in 2007. In the past, the Company has used derivative financial instruments in the management of foreign currency exposure. The Company’s policy is not to utilize derivative financial instruments for trading or speculative purposes. In 2005 and 2006, the Company entered into a series of forward transactions with a major financial institution to purchase 918,901,467 Japanese Yen to hedge the foreign currency exposure on a 1,051,460,644 Japanese Yen loan which was repaid on June 30, 2006.
Supplies and Raw Materials
Nucryst purchases its raw materials from a number of domestic and international suppliers. There are limited suppliers available for key raw materials for the wound care products produced at Nucryst. As a result, Nucryst’s raw material inventory is maintained at levels such that, in the event of the loss of a key supplier, production could continue while a new supplier is located and approved. Silver, a key raw material used in Nucryst’s wound care products, is a precious metal subject to commodity market price fluctuations.
Nucryst is provided certain utilities and services from an unrelated company at its Fort Saskatchewan plant site under long term supply and service agreements. These agreements ensure the continued supply of these inputs which are required for Nucryst’s operations and which Nucryst is not presently equipped to supply itself. Nucryst has the right under these agreements to construct new facilities to supply its needs from third parties in the open market.
Environmental
Westaim’s businesses are subject to extensive federal, provincial and municipal environmental statutes and regulations, including those relating to air emissions, wastewater discharges, contaminated soil and groundwater and the handling and disposal of hazardous substances and wastes. Westaim believes that its operations are in substantial compliance with these statutes and regulations and it has an extensive environmental program in place to comply with environmental regulations and to maintain its facilities in an environmentally safe condition.
The Company does not anticipate that it will incur material capital expenditures or material operating costs to comply, on an ongoing basis, with environmental statutes and regulations. However, Westaim’s businesses involve potential environmental risks, including the risk of harmful substances entering the environment, which could cause damage or injury.
Environmental liabilities under applicable statutes and regulations may arise in respect of events which occurred prior to completion of the “Viridian Reorganization”, when the businesses transferred to Westaim belonged to Viridian. The agreements under which the “Viridian Reorganization” was completed provide that Viridian, or its successors, will bear all costs associated with environmental liabilities that existed prior to June 1996 for the sites located in Fort Saskatchewan, Alberta, Calgary, Alberta, and Saskatoon, Saskatchewan. With respect to Westaim’s operations in Ontario, the previous owner of the land and building in which iFire’s pilot manufacturing is conducted has provided a limited environmental indemnity to Westaim in respect of any pre-existing soil or groundwater contamination.
Westaim’s operations at its iFire subsidiary are conducted under a Certificate of Approval granted by the Ministry of the Environment (Ontario) on February 16, 1999, and subsequent amendments thereto.

C. Organization Structure
The following are the material subsidiaries of The Westaim Corporation, which is a holding company, including jurisdiction of incorporation or continuance, and percentage share ownership of voting shares of each subsidiary held by the Company:
D. Property, Plants and Equipment
The Company’s head office is located at Suite 1010, Sun Life Plaza, 144 — 4 Avenue S.W., Calgary, Alberta, Canada, T2P 3N4. This head office space is leased and totals 1,250 square feet. The Company also has leased 1,345 square feet of office space for administration staff at Suite 201, 1503 — 77 Avenue, Edmonton, Alberta, Canada, T6P 1M8.
Nucryst leases and operates a 69,589 square foot laboratory and production facility in Fort Saskatchewan, Alberta, Canada and leases 23,567 square feet of office and laboratory space in Wakefield, Massachusetts for administration and research and development. The Fort Saskatchewan facility currently has sufficient capacity to produce Nucryst’s projected sales volumes of burn and wound care products. Nucryst is completing in 2008 an additional production line to this facility which will further increase capacity by approximately 30% when fully operational and used to manufacture burn and wound care products. The remaining cost to complete the production line is estimated to be $0.1 million.
The Company owns a 39,500 square foot research and pilot manufacturing facility in Toronto, Ontario, Canada that it leases to iFire. iFire also leases an adjacent 49,700 square foot building which is primarily used for laboratory, office and warehouse purposes. As discussed in Item 4B, iFire is for sale and the iFire pilot manufacturing plant is currently not operating.
The Company has no material new capital projects planned.
The Company’s operations are subject to extensive federal, provincial and municipal environmental statutes and regulations, including those relating to air emissions, wastewater discharges, contaminated soil and groundwater, and the handling and disposal of hazardous substances and wastes.
The Company’s operations in Toronto are conducted under an environmental operating approval from the Ontario Ministry of Environment. The Company’s operations in Wakefield, Massachusetts are conducted under various state and federal permits.
The provision for site restoration at December 31, 2007 and 2006 amounted to $6.6 million. The provision relates primarily to site restoration costs associated with soil and groundwater reclamation and remediation costs. The Company expects to spend only nominal amounts in future years unless a plant site formerly owned by the Company is decommissioned.
ITEM 4A. UNRESOLVED STAFF COMMENTS
None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
FORWARD LOOKING STATEMENTS
This item includes forward-looking statements that are subject to risks and uncertainties. For further information regarding other factors that have had, or that may in the future have, a significant impact on our business, financial condition or results of operations, see "Forward-Looking Statements” and Item 3D — "Risk Factors”.
The following discussion and analysis of results of operations and liquidity and capital resources should be read in conjunction with the financial data and the financial statements and the related notes thereto included elsewhere herein. This item provides information on the activities of the Company on a consolidated basis. All amounts are expressed in Canadian dollars unless otherwise noted.
The Consolidated Financial Statements have been prepared in accordance with Canadian GAAP. Canadian GAAP differs in certain material respects from U.S. GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP as they pertain to the Company see Note 22 to the audited Consolidated Financial Statements. Note 22 to the Consolidated Financial Statements also provides a reconciliation of the Company’s Consolidated Financial Statements to U.S. GAAP. All amounts are reported in Canadian dollars unless otherwise noted.
A. Operating Results
Description of the Business
Westaim is a holding company with investments in two technology businesses: Nucryst, a company that develops, manufactures and commercializes innovative medical products that fight infection and inflammation and iFire, a company with a novel flat panel display technology.
The Company’s strategy has been to develop the independent technical, operating and marketing and sales capabilities of its technology investments through the early years of product introduction and commercialization with the objective of taking these technologies public through initial public offerings. In December 2005, Nucryst completed an initial public offering of its common shares and its shares trade on NASDAQ and the TSX.
On April 23, 2007, the Company announced that it was undertaking a review of its business strategy. The Board of Directors directed management of the Company to consider strategic alternatives to maximize value for shareholders. As part of the strategic review, in the second quarter of 2007, the Company sold its real estate holdings in Fort Saskatchewan, Alberta for net proceeds of $14.4 million and recorded a gain on the sale of these assets of $8.6 million. In addition, the Company announced operational changes at iFire and organization changes at the corporate offices of the Company. At iFire, staffing levels were reduced to a core team focused on advancing phosphor performance and reducing variability in luminance, life and uniformity. On November 13, 2007, the Company announced that it was further reducing staff levels at iFire and would seek a buyer for the business, facilities and intellectual property associated with iFire’s proprietary technology. Development efforts on iFire’s technology were discontinued at that time. Corporate management and administrative staff levels in Fort Saskatchewan and Calgary were also reduced as part of the broader reorganization.
Reorganization costs, including severance and transition costs of $8.8 million have been included in operating costs and in discontinued operations in 2007. Total costs for the Company’s restructuring are estimated to be $9.0 million by the end of the first quarter of 2008. Details of the costs of this restructuring are reported in Note 20 of the Company’s December 31, 2007 audited consolidated financial statements.
The Board of Directors is continuing to review strategic alternatives for the Company. Overall, the nature of the strategic options open to the Company will be dependent in part upon the outcome and timing of the sale of the iFire business and could involve amongst other things a sale, merger or other transaction involving the Company or parts of the Company, or potentially an orderly windup of the Company’s operations.
Consolidated Results — 2007 Compared to 2006
Overview
For the year ended December 31, 2007, the Company reported a net loss of $58.0 million compared to a net loss of $50.6 million in 2006. The loss from continuing operations was $2.8 million in 2007, compared to a loss of $12.9 million in 2006. The reduction in the loss from operations resulted from improved operating results at Nucryst, gains on sale of assets and dilution gains from Westaim investment holdings offset in part by reorganization costs and losses on Canadian ABCP holdings. The loss from discontinued operations of $55.2 million for the year ended December 31, 2007 compared to a loss of $37.7 million in 2006, relates to the operations of iFire and includes a write-down of capital assets of $22.1 million. Revenues from continuing operations for the year ended December 31, 2007 were $31.8 million compared to $27.6 million in 2006.

The basic and diluted net loss per common share was $0.62 in 2007 compared to $0.54 in 2006. The basic and diluted net loss per common share from continuing operations was $0.03 in 2007 and $0.14 in 2006. The basic weighted average number of common shares outstanding was 94.1 million and 93.5 million in 2007 and 2006, respectively.
Continuing operations primarily reflects corporate costs and the results of the Company’s operating subsidiary, Nucryst. Revenues increased by $4.2 million in 2007 reflecting $10.1 million in milestone revenue partially offset by a manufacturing cost rebate of $4.6 million and the impact of the strengthening Canadian dollar.
A comparison of operating costs from continuing operations in 2007 compared to 2006 is as follows:

($millions)	2007	% of Revenue*	2006	% of Revenue

Manufacturing	$14.6	56%	$17.3	63%
Research and development	6.4	24%	12.1	44%
General and administrative	9.3	36%	6.8	25%
Depreciation and amortization	2.1	8%	2.6	9%
Corporate costs	10.9	42%	6.1	22%

	$43.3		$44.9

*	revenue excludes Nucryst milestone revenue of $10.1 million earned in 2007 and manufacturing cost rebate payments of $4.6 million made in 2007.
The decrease in manufacturing costs relates to the production of Acticoat™ wound care products by Nucryst and is primarily the result of production efficiencies implemented in 2007 and the shipment of inventory produced at lower unit costs in 2006. The decrease in research and development expenses reflects significantly lower spending at Nucryst in 2007 relating to pharmaceutical clinical trials. The increase in general and administrative costs reflects increased administrative costs at Nucryst primarily as the result of non-recurring costs incurred in the year. These costs included recruitment and severance costs, stock-based compensation and consulting services relating to business development. Depreciation and amortization is down by $0.5 million reflecting the sale of the Company’s Fort Saskatchewan facilities in May 2007.
Corporate costs increased by $4.8 million to $10.9 million in 2007 primarily as a result of the one-time corporate restructuring costs of $4.9 million incurred in 2007.
Foreign exchange losses were $3.8 million in 2007 compared to $0.7 million in 2006. The 2007 loss reflects the continuing impact of the strong Canadian dollar on US dollar denominated working capital balances during the year. Interest income of $1.8 million in 2007 was $1.4 million lower than 2006, reflecting lower average cash balances as a result of cash used in operating activities. In addition, the Company did not accrue interest on its investments in ABCP after the $33 billion market for third party ABCP became illiquid in August 2007. Losses related to the Company’s investment in ABCP totaled $5.1 million or 30% of the original face value of these investments. These losses are more fully discussed under the heading “Liquidity and Capital Resources” below.
In 2007, the Company recorded a $1.2 million write-down of capital assets at Nucryst as a result of obsolete assets being replaced with newer, more efficient production equipment. The write-down of capital assets in 2006 of $1.2 million reflected the write-off of capitalized design costs for a pharmaceutical production facility meeting Good Manufacturing Practices. A gain on sale of investment of $2.6 million was reported in 2007 relating to the sale of shares of a former subsidiary in the fourth quarter. Earlier in 2007, this former subsidiary had issued shares to private investors which resulted in the Company reporting a dilution gain of $4.5 million.
In 2007, the Company also reported an $8.6 million gain on sale of its Fort Saskatchewan real estate.
Non-controlling interest reflects the proportionate share of Nucryst results allocated to minority shareholders. The Company’s interest in Nucryst was 74.5% at December 31, 2007 compared to 74.8% at December 31, 2006.
Discontinued operations are discussed more fully below under the heading “Discontinued Operations” and in Note 3 to the audited consolidated financial statements of the Company for the year ended December 31, 2007.
Net loss in the fourth quarter of 2007 was $26.8 million compared to a net loss of $11.0 million in 2006. Net income from continuing operations in the fourth quarter of 2007 was $1.2 million compared to a $2.2 million loss reported in 2006. Improvements in operating results in 2007 reflected higher earnings in Nucryst driven by US $5.0 million milestone revenue and gain on the sale of investment of $2.6 million offset by write-downs and losses relating to ABCP totaling $2.1 million. The loss from discontinued operations in the fourth quarter of 2007 of $28.0 million includes a $22.1 million write-down of iFire’s capital assets, compared to a loss of $8.8 million in 2006.
Operations
Performance Measures
As a developer of new technologies, the Company uses financial and technical performance measures to track corporate performance. The Company and its subsidiaries develop comprehensive long-range plans and annual plans with a view to maximizing long-term shareholder value. Success of each business segment is measured on its ability to achieve performance milestones within a specified timeframe. These milestones generally relate to specific research and development targets. Given the uncertainty surrounding the development of new technologies, these milestones are reviewed and updated on a regular basis during the year. Financial milestones are also set and measured. Financial performance may relate to sales activity for commercial products or the achievement of results within operating expense and capital budget targets.
Subsidiaries
The Company’s operations have been organized into two business segments — iFire and Nucryst.
     iFire
On November 13, 2007, the Company announced that it was seeking a buyer for the business and assets of iFire. Accordingly, the results from operations of this business have been accounted for on a discontinued basis and its results are discussed under the heading “Discontinued Operations" below.
      Nucryst Operations
Nucryst researches, develops, manufactures and commercializes innovative medical products that fight infection and inflammation. Nucryst’s patented technology enables it to convert silver’s microcrystalline structure into an atomically disordered nanocrystalline coating which Nucryst believes enhances silver’s natural antimicrobial properties. In addition, Nucryst’s nanocrystalline silver has exhibited potent anti-inflammatory properties in pre-clinical studies.
In December 2005, Nucryst completed its initial public offering of 4.5 million common shares. The net proceeds of this offering were US $39.1 million before repayment of intercompany debt to the Company of US $6.9 million. Westaim owned 74.5% of Nucryst’s common shares at December 31, 2007. Westaim’s return on its investment in Nucryst is dependent on a number of factors beyond its control. See “Risks and Uncertainties”.
Wound Care Products — Acticoat™ Burn Dressings and Acticoat™ 7 Dressings, targeting the burn and chronic wound markets, were developed and sold by Nucryst until May 2001 when a series of agreements were completed with Smith & Nephew under which Smith & Nephew acquired an exclusive global license to Nucryst’s SILCRYST™ antimicrobial coating technology, together with Nucryst’s U.S. and Canadian Acticoat™ burn dressing business, the Acticoat™ trademark, various regulatory approvals and certain manufacturing equipment that Nucryst leased back. Nucryst continues to manufacture Acticoat™ products exclusively for Smith & Nephew and, until September 30, 2007, received reimbursement for all manufacturing costs plus royalty payments and milestone payments based on Smith & Nephew’s global sales. On September 30, 2007, Nucryst signed amended agreements with Smith & Nephew, further discussed below. All payments under the agreements with Smith & Nephew are made to Nucryst in US dollars.
Nucryst’s license to Smith & Nephew grants Smith & Nephew the exclusive worldwide right to market, distribute and sell Acticoat™ products using Nucryst’s SILCRYST™ coatings for use on non-minor dermal wounds or burns in humans (the “Field”) including improvements to those products, and any new products developed with Smith & Nephew using Nucryst’s SILCRYST™ coatings or powders in the Field. This exclusive right does not apply to other types of products outside the Field that Nucryst may develop using its technology, such as pharmaceutical products under development. The license and development agreement expires in May 2026, although it may be terminated earlier by either party if the other party fails to cure a material breach of the agreement, suspends its operations or ceases to carry on business or files for bankruptcy or takes other similar actions. There are currently six product families with SILCRYST™ coatings manufactured by Nucryst for Smith & Nephew at its Fort Saskatchewan plant: Acticoat™ Burn, Acticoat™ 7, Acticoat™ Absorbent, Acticoat™ Moisture Control, Acticoat™ Site, and Acticoat™ Post-Op.
Until September 30, 2007, Nucryst’s revenues under its agreements with Smith & Nephew consisted of manufacturing cost reimbursements, royalties, payments upon the achievement of specified milestones and reimbursement for costs incurred in connection with the development or improvement of SILCRYST™ products covered by the agreements with Smith & Nephew. Until September 30, 2007, Nucryst received reimbursement for the cost of manufacturing products sold to Smith & Nephew. Manufacturing costs are recorded both as offsetting revenue and expense items in the consolidated statement of operations upon shipment to Smith & Nephew. Effective September 30, 2007, the method of calculating manufacturing cost reimbursement and development cost reimbursement changed. Nucryst continues to earn royalty revenues based upon Smith & Nephew’s sales of Acticoat™ products to its customers. Royalty revenue varies in proportion to increases or decreases in Smith & Nephew’s sales of its Acticoat™ products. Nucryst also continues to receive milestone payments upon Smith & Nephew’s achievement of specified sales thresholds of Acticoat™ products and upon the achievement of specified regulatory events. To the end of 2007, Nucryst had earned US $29.0 million of a potential US $56.5 million in milestone payments. Details of the changes to the Smith & Nephew agreements are disclosed in Item 4B — "Business Overview — Nucryst Pharmaceuticals Corp. — Smith & Nephew Agreements”.
Other Products — Nucryst is developing new products to extend its nanocrystalline silver technology to the treatment of infections and inflammatory conditions. Nucryst is continuing its efforts to develop a pharmaceutical product for the treatment of gastrointestinal conditions and a topical cream containing its nanocrystalline silver powder, referred to as NPI 32101, as a medical device for the treatment of dermatological conditions. Based on preclinical results in a variety of in-vitro and in vivo models and the consistently favourable safety data generated in all studies, Nucryst is conducting pre-clinical research on the use of NPI 32101 for the treatment of dermatological conditions as a 510-K prescription device. In July 2007, the FDA granted Nucryst 510(k) clearance for a prescription topical cream containing NPI 32101 as a broad-spectrum antimicrobial barrier cream to organisms including Pseudomonas aeruginosa, Staphyloccocus aureus, including strains resistant to methicillin — or MRSA. Gaining FDA clearance is a first step toward marketing this proprietary technology in this new formulation. Nucryst is actively exploring commercialization options and as part of this process, marketing plans and timing for this product will be determined. The market potential of new products will be largely determined by the distribution channel decisions that Nucryst is currently in the process of evaluating. Nucryst has recently filed another 510(k) submission to the FDA to expand the claims and indications for its barrier cream in the relief of the signs and symptoms of dermatoses. If cleared by the FDA, Nucryst believes this will broaden the market potential of new products.
     Nucryst Financial Results
Nucryst’s operating loss for the year ended December 31, 2007 was $0.3 million compared to a loss of $11.2 million in 2006.
The financial results of Nucryst are summarized as follows:

($millions)	2007	2006

Wound care product revenue	$26.3	$27.6
Manufacturing cost rebate	(4.6)	—
Milestone revenue	10.1	—

Total revenue	$31.8	$27.6
Manufacturing costs (1)	$15.9	$18.2
Wound care gross margin excluding milestone revenue	$5.8	$9.4
Operating loss	$(0.6)	$(11.2)

(1) Manufacturing costs include related depreciation and are net of inter-company charges
Revenue — Total revenue for the year ended December 31, 2007 was $31.8 million compared to $27.6 million for the year ended December 31, 2006. Product related revenues, before milestone revenue of $10.1 million and adjustments of $4.6 million resulting from amendments to the Smith & Nephew agreements discussed above, decreased $1.3 million or 5.0% to $26.3 million from $27.6 million in 2006. This decrease was the result of the foreign exchange impact of a strong Canadian dollar in 2007 partially offset by increased product shipments and royalty revenues resulting from increased sales of Acticoat™ products by Smith & Nephew.
Manufacturing Costs — Manufacturing costs, including related depreciation, for the year ended December 31, 2007 were $15.9 million compared to $18.2 million for the year ended December 31, 2006. The reduction is due to the combined effect of manufacturing cost savings realized in 2007 through the implementation of efficiencies in Nucryst’s manufacturing processes, and shipments in 2007 of inventory produced at lower unit costs in 2006. Finished goods inventory was $0.2 million at December 31, 2007 compared to $3.2 million at December 31, 2006. During 2007, Nucryst realized reductions in manufacturing and overhead costs through lower head counts, manufacturing process improvements and leased space consolidation. Nucryst plans to continue to manage its manufacturing costs to achieve further cost reductions in 2008.
Gross Margin — Gross margin excluding milestone revenue for the year ended December 31, 2007 was $5.8 million compared to $9.4 million for the year ended December 31, 2006. This reduction in gross margin, excluding milestone revenue, is primarily the result of the manufacturing cost rebate which reduced revenue in 2007. The effect of the manufacturing cost rebate on the Nucryst gross margin was only partially offset by manufacturing cost reductions realized in 2007 and the shipment of inventory to Smith & Nephew in early 2007 which had a lower unit cost than goods subsequently produced and shipped later in 2007. Pursuant to the revised agreements with Smith & Nephew, Nucryst is required to pay a US $4.5 million manufacturing cost rebate in 2008 and 2009. These rebates will continue to impact Nucryst’s gross margin in those years to the extent that Nucryst is unable to realize and maintain manufacturing overhead cost reductions sufficient to offset these rebates.

Research and development costs at Nucryst in 2007 were $5.8 million lower than in 2006 primarily attributable to the Phase 2 dermatological clinical study completed in 2006. No new clinical studies were initiated in 2007.
Capital spending totaled $2.1 million in 2007 compared to $5.6 million in 2006 and in both years related primarily to the addition of manufacturing capacity of Acticoat™ products in Fort Saskatchewan, Alberta. Nucryst is currently completing a production line at its Fort Saskatchewan facility which is expected to be operational by early 2008. Capital spending is expected to be lower in 2008 than 2007 with the substantial completion of capacity expansion in 2007. Nucryst’s administration and pharmaceutical research activities are primarily based in Wakefield, Massachusetts and manufacturing operations are located in Fort Saskatchewan, Alberta.
      Nucryst Outlook
The overall combined impact of the amendments to the Smith & Nephew agreements discussed above could have a material adverse effect on Nucryst’s quarterly financial results in subsequent periods depending on the timing of payments made to and received from Smith & Nephew, Smith & Nephew’s sales of Acticoat™ products, the achievement of cost savings by Nucryst, and the receipt by Nucryst of further milestone payments. In the longer term, Nucryst expects the amendments to the agreements to further facilitate its ongoing efforts to expand Nucryst’s business opportunities while enabling it to continue to support Smith & Nephew to realize the future growth potential of the Acticoat™ products. The markets for Acticoat™ wound care products continue to be highly competitive as new silver products enter the market.
The Company expects that earnings from Nucryst’s wound care products will be more than offset by costs related to research into new medical products. Nucryst does not expect to earn milestone revenue in 2008.
      Discontinued Operations
iFire — iFire, based in Toronto, Ontario, has been developing a proprietary flat panel display with solid state, thick-film dielectric electroluminescent technology and with primary application in the large screen television market. Until November 2007, iFire operations were focused on the production of 2” x 2” pixels and process control projects to reduce pilot manufacturing variability to levels expected for a commercial manufacturing environment, particularly in luminance, life and uniformity. Recent significant performance improvements achieved by incumbent flat panel TV manufacturers and more demanding specification improvement targets for iFire caused the forecast product development timeline to extend past the timeframe originally expected by the Company. As a result, on November 13, 2007, the Company decided to discontinue further development of iFire’s TDEL technology and to seek a buyer for the iFire business and its assets. iFire’s financial results, balance sheet and cash flows are therefore reported as discontinued operations in the Company’s 2007 audited consolidated financial statements.
iFire Financial Results — The loss at iFire for the year ended December 31, 2007 was $55.2 million compared to $37.7 million in 2006. The increase in the 2007 loss is primarily the result of a $22.1 million write-down of capital assets in the fourth quarter of 2007 offset in part by reduced operating costs.
Operating costs at iFire were substantially reduced as a result of staff reductions that were undertaken in the second and fourth quarters of 2007. Operating costs, excluding depreciation, in 2007 were $6.4 million less than 2006 and include restructuring costs amounting to $3.9 million primarily relating to staff reductions. Depreciation expense was $1.8 million higher in 2007 as the useful life of iFire’s pilot production plant was reduced in the year. Depreciation of capital assets was discontinued in November 2007 when iFire was classified as a discontinued operation for accounting purposes.
Canadian GAAP requires that assets held for sale be recorded in the financial statements at the lesser of cost or net realizable value. The Company assessed the net realizable value of iFire’s assets at December 31, 2007 and concluded that a write-down of $22.1 million was required. At December 31, 2007, there were 25 employees at iFire compared to 141 at December 31, 2006.
iFire Outlook — The Company intends to actively pursue the sale of the iFire business and assets. While the Company has received expressions of interest, there can be no assurance that a sale transaction will be completed.
Details of the financial impact of discontinued operations are disclosed in Note 3 to the 2007 audited consolidated financial statements.
Consolidated Results — 2006 Compared to 2005
Overview
For the year ended December 31, 2006, the Company reported a net loss of $50.6 million compared to a net income of $9.3 million in 2005. The loss from continuing operations was $12.9 million in 2006, compared to income from continuing operations of $27.3 million in 2005. The increase in the net loss of $59.8 million reflected a one-time $30.1 million gain on the issue of shares of Nucryst in 2005 and a loss from discontinued operations in 2005 of $18.1 million, which included a one-time $11.3 million gain on the sale of inactive subsidiaries. In addition, operating losses increased due to higher clinical costs and lower milestone revenues at Nucryst further discussed below. Revenues from continuing operations for the year ended December 31, 2006 were $27.6 million compared to $28.6 million in 2005.
The basic and diluted loss per common share was $0.54 in 2006 compared to net income per common share of $0.10 in 2005. The basic and diluted loss per common share from continuing operations was $0.14 in 2006 compared to income per common share from continuing operations of $0.29 in 2005. The basic weighted average number of common shares outstanding was 93.5 million and 92.9 million in 2006 and 2005 respectively.
Continuing operations reflect the results of the Company’s operating subsidiary, Nucryst. Revenues decreased $1.0 million in 2006 reflecting higher royalty payments and manufacturing revenue earned from Nucryst’s wound care products offset by a $5.9 million reduction in milestone revenues earned by Nucryst.
A comparison of operating costs from continuing operations in 2006 compared to 2005 is as follows:

($millions)	2006	% of Revenue	2005	% of Revenue*

Manufacturing	$17.3	63%	$10.8	48%
Research and development	12.1	44%	9.7	43%
General and administrative	6.8	25%	4.1	18%
Depreciation and amortization	2.6	9%	2.3	10%
Corporate costs	6.1	22%	8.2	36%

	$44.9		$35.1

*	revenue excludes Nucryst milestone revenue of $5.9 million in 2005.
The increase in manufacturing costs primarily reflects higher production volumes of Acticoat™ wound care products at Nucryst. Manufacturing costs measured as a percent of revenue, before milestone payments, increased by 15.2 percentage points due to an increasing proportion of manufacturing cost reimbursement compared to royalty revenue and to adjustments to manufacturing costs reimbursed by Smith & Nephew recorded in 2006. The increase in research and development expenses reflects increased expenditures relating to pharmaceutical clinical trials at Nucryst. No development costs were capitalized in 2006 and 2005. The increase in general and administrative costs primarily reflects additional costs incurred by Nucryst operating as a public company in 2006. Depreciation increased by $0.3 million reflecting the completion of capital projects at Nucryst in late 2005, for which a full year of depreciation was recorded in 2006.
Corporate costs for the year ended December 31, 2006 were $6.1 million, down from $8.2 million in 2005. The decrease is primarily due to a reduction in accrued expenses related to long term stock-based compensation programs reflecting the decline in the Company’s share price during 2006.
Foreign exchange losses in 2006 were $0.7 million compared to foreign exchange gains of $0.8 million in 2005. The 2006 loss reflects the impact of the strengthening Canadian dollar on US dollar denominated working capital balances during the year, while the 2005 results benefited from favourable foreign exchange rates related to US dollar denominated working capital balances.
Interest income of $3.2 million in 2006 was $1.1 million higher than 2005, reflecting higher average cash balances as a result of the $45.5 million cash received in December 2005 for the Nucryst initial public offering. Non-controlling interest reflects the proportionate share of Nucryst results allocated to minority shareholders resulting from Nucryst’s initial public offering in December 2005.
The write-down of capital assets in 2006 of $1.2 million reflects the write-down of capitalized design costs for a pharmaceutical production facility meeting Good Manufacturing Practices that was discontinued.
The Company recorded a $30.1 million gain on issuance of shares of a subsidiary as a result of Nucryst’s initial public offering in December 2005. The gain reflects the Company’s pro rata benefit from the net proceeds of this offering which is discussed more fully in Note 5 to the Company’s audited consolidated financial statements for the year ended December 31, 2007.
The gain on sale of investments of $1.1 million in 2005 resulted from the sale of one of the Company’s portfolio investments in the fourth quarter of 2005.
Loss from discontinued operations net of income taxes for the year ended December 31, 2006 was $37.7 million compared to a loss from discontinued operations of $18.1 million in 2005. The 2005 loss includes an $11.3 million gain on the sale of inactive subsidiaries and a $1.9 million gain on the sale of capital assets available for sale.

Discontinued operations are discussed more fully below under “Discontinued Operations” and in Note 3 to the audited consolidated financial statements of the Company for the year ended December 31, 2007.
Net loss in the fourth quarter of 2006 was $11.0 million compared to net income of $22.0 million in 2005. The net income in the fourth quarter of 2005 included the $30.1 million gain on the issuance of shares of Nucryst, the gain on sale of investment of $1.1 million, and income from discontinued operations of $2.5 million which was primarily the result of a $1.9 million gain on sale of capital assets available for sale.
      Nucryst Financial Results
Nucryst’s operating loss for the year ended December 31, 2006 was $11.2 million compared to income of $1.6 million in 2005.
The financial results of Nucryst are summarized as follows:

($millions)	2006	2005

Wound care product revenue	$27.6	$22.7
Milestone revenue	—	5.9

Total revenue	$27.6	$28.6
Manufacturing costs (1)	$18.2	$11.4
Wound care gross margin excluding milestone revenue	$9.4	$11.3
Operating (loss) income	$(11.2)	$1.6

(1)	Manufacturing costs include related depreciation and are net of inter-company charges
Revenue — Total revenue for the year ended December 31, 2006 was $27.6 million compared to $28.6 million for the year ended December 31, 2005. The decrease of $1.0 million is attributable primarily to US $5.0 million in milestone revenue earned in 2005 for the achievement of predetermined Smith & Nephew sales thresholds of Acticoat™ products, while no milestone revenue was earned in 2006. Wound care product revenue increased approximately 22% to $27.6 million for the year ended December 31, 2006 compared to $22.7 million in the same period of 2005, primarily due to increased orders from Smith & Nephew to support Acticoat™ sales growth and Smith & Nephew’s decision to build Acticoat™ inventory levels in 2006. Nucryst’s revenue in 2006 was reduced by an adjustment of $0.9 million of manufacturing costs reimbursements that were determined to be non-reimbursable.
Manufacturing Costs — Manufacturing costs, including related depreciation, for the year ended December 31, 2006 were $18.2 million compared to $11.4 million for the year ended December 31, 2005. The increase of $6.8 million, or 60%, is attributable to higher production volumes of Acticoat™ wound care products driven by increased orders from Smith & Nephew to support its Acticoat™ sales growth and to increase its product inventory.
Gross Margin — Gross margin excluding milestone revenue for the year ended December 31, 2006 was $9.4 million compared to $11.3 million for the year ended December 31, 2005. This reduction in gross margin, excluding milestone revenue, is primarily the result of the manufacturing cost reimbursement component of revenue increasing by a greater amount than the royalty component of revenue, and as a result of an increase in volume of lower margin Acticoat™ products manufactured for, and sold by, Smith & Nephew in 2006 compared to 2005.
Research and development, and general and administrative costs at Nucryst in 2006 were $5.0 million higher than in 2005 primarily attributable to the Phase 2 dermatological clinical study that was undertaken in 2006 and costs in 2006 related to Nucryst operating as a public company.
Capital spending totaled $5.6 million in 2006 compared to $4.6 million in 2005 and in both years related primarily to the addition of manufacturing capacity of Acticoat™ products in Fort Saskatchewan, Alberta.

      Discontinued Operations
Discontinued operations are as follows:

($millions)	2006	2005

Loss related to discontinued operations — iFire	$(37.7)	$(32.8)
Income related to discontinued operations — Ambeon	—	0.6
Dilution gain	—	2.2
Gain on sale of non-core subsidiaries	—	9.3
Gain on sale of capital assets held for sale	—	1.9
Gain on sale of Ambeon	—	0.7

Loss from discontinued operations net of income taxes	$(37.7)	$(18.1)

iFire Financial Results — The divisional loss at iFire for the year ended December 31, 2006 was $37.7 million compared to $32.8 million in 2005. The increase in the 2006 loss is primarily the result of higher depreciation and amortization expense, increasing to $11.7 million in 2006 compared to $5.1 million in 2005, as a result of the pilot manufacturing facility that began operating in the first quarter of 2006. Approximately 50% of iFire’s cash expenses arise from salaries and wages for research and development staff and related support staff. Capital spending amounted to $1.3 million in 2006 compared to $25.3 million in 2005. The significant decrease is related to the substantial completion of iFire’s pilot manufacturing facility in 2005.
Sale of Subsidiaries — In January 2005, the Company completed a series of transactions whereby two inactive wholly owned subsidiary companies participated in a Plan of Arrangement with two widely held publicly traded companies. This resulted in a reorganization of the participating companies into a single company and the dilution of the Company’s investment to approximately 6.0%. The Company’s pro rata interest in the book value of the recapitalized companies amounted to $2.2 million. Subsequently, the company created under the Plan of Arrangement was listed on the TSX. The inactive subsidiaries were previously carried at nominal value and this transaction resulted in the Company recording a dilution gain of $2.2 million in discontinued operations in the first quarter of 2005. In February 2005, the Company sold its investment in the publicly traded company for net proceeds of $11.5 million and recorded an additional gain on sale of investments of $9.3 million in the first quarter of 2005.
Ambeon — In the second quarter of 2005, the Company sold the remaining operations and net assets relating to its Ambeon division for $0.9 million. The gain on sale of this transaction, amounting to $0.7 million, was included in discontinued operations.
Ethylene Coatings Business — In February 2005, the land and building associated with the Company’s former ethylene coatings business was sold. The closing date of this transaction was December 15, 2005 and the purchaser leased the facility during the interim period. The gain on sale of this asset amounting to $1.9 million was recorded in the fourth quarter of 2005.
B. Liquidity and Capital Resources
The Company’s business plans are developed to ensure research and development costs do not overextend the Company’s financial resources. The Company’s 2008 consolidated business plan indicates that Nucryst will have sufficient cash and short-term investments to fund its operations and new product development in 2008 and the Company will have sufficient cash and short-term investments to fund the reduced activities at iFire and the Company’s corporate operations in 2008.
At December 31, 2007, the Company had consolidated cash and cash equivalents and short-term investments of $31.0 million compared to $62.5 million at December 31, 2006. This reduction in liquidity of $31.5 million was primarily the result of cash used in continuing operations of $11.0 million, cash used in discontinued operations of $19.7 million and capital expenditures of $2.4 million, partially offset by proceeds on the sale of capital assets of $14.4 million and proceeds from the sale of ABCP of $6.0 million. The proceeds on the sale of capital assets resulted from the sale of the Company’s Fort Saskatchewan property in May 2007. As a result of this sale, the Company’s only real estate property is the land and building housing iFire’s research and development operations in Toronto which are currently for sale.
At December 31, 2007, Nucryst had cash and cash equivalents of $17.8 million compared to $22.2 million at December 31, 2006. These funds are not accessible to the Company and, therefore, the Company has $13.2 million at December 31, 2007 to fund its own operations and the operations of iFire.
At December 31, 2006, the Company had consolidated cash, cash equivalents and short-term investments of $62.5 million compared to $118.5 million at December 31, 2005. This reduction in liquidity of $57.1 million was planned and is primarily the result of cash used in operations of $44.3 million and capital expenditures of $7.9 million, and scheduled repayment of long-term debt of $10.4 million partially offset by financing activities which generated $6.8 million in proceeds, including $4.5 million from the issuance of common shares. The Company’s consolidated cash resources, excluding those of Nucryst, amounted to $40.3 million at December 31, 2006.
In 2005, liquidity had improved by $18.5 million as a result of financing initiatives, including the initial public offering of Nucryst in December 2005, additional draws on the DNP loan facility, issuance of convertible debentures by a wholly-owned subsidiary and proceeds from the sale of discontinued operations. These initiatives provided approximately $81.0 million in cash to the Company.
In December 2005, Nucryst completed its initial public offering of 4,500,000 shares at US $10.00 per share. Net proceeds after commissions and other costs amounted to US $39.1 million. US $6.9 million of the proceeds were used to repay a portion of Nucryst’s indebtedness to the Company. At December 31, 2006, Nucryst had cash and short-term investments of $22.2 million. These funds are not accessible to the Company to fund the future operations and capital projects at iFire or its own operations.
Consolidated capital expenditures of $7.9 million in 2006 were $24.0 million lower than the same period in 2005. Earlier, the Company completed major capital projects in both iFire and Nucryst in 2005.
As discussed above, iFire and the Company significantly reduced their operations during 2007 which is expected to significantly reduce cash requirements in 2008. The remaining staff at iFire will focus on the sale of iFire as a going concern. In the event that the Company is unable to sell iFire as a going concern, the Company plans to further reduce staff and sell iFire’s assets on an “as is” basis. In such an event, proceeds from the sale of these assets are expected to exceed the costs of divestiture.
As the result of reduced activity and staff reductions, the Company’s corporate costs are expected to be significantly less than 2007. Staff reduction costs accrued in 2007 are expected to result in a use of cash of approximately $2.7 million in 2008.
No capital expenditures are expected at iFire in 2008 and capital expenditures at Nucryst in 2008 are expected to be less than 2007.
In January 2008, a wholly owned non-core subsidiary issued share capital and convertible debentures to a third party which provided $4.5 million in funds to the Company. Also in January 2008, the Company entered into a credit agreement with a major Canadian financial institution. The credit agreement allows the Company to borrow up to $6.3 million for 364 days and is secured by ABCP of equivalent value held by the Company.
Asset-backed commercial paper
In addition to cash and cash equivalents, the Company held ABCP with a face value of $8.5 million which the Company has written down to $6.0 million at December 31, 2007.
In the third quarter of 2007, when global financial markets experienced an unprecedented credit and liquidity crisis, the Company held ABCP with a face value of $17.1 million. On November 30, 2007, in order to diversify its risk in the uncertain global credit market, the Company sold half of its holding in ABCP with a face value of $8.5 million for proceeds of $6.0 million. The Company retains the right to receive additional proceeds in the event that the buyer re-sells the related ABCP within six months. In such event, the Company will receive 50% of any proceeds received by the buyer in excess of $7.2 million. The Company has accounted for its ABCP holdings as a long term investment as there is no assurance that these assets will be restructured to mature within a 365 day period.
In the third quarter of 2007, DBRS placed Canadian ABCP “Under Review with Developing Implications” following an announcement on August 16, 2007 that a consortium representing banks, asset providers and major investors had agreed in principle to a long-term proposal and interim agreement regarding ABCP (the “Montreal Proposal”). Under this proposal, the affected ABCP would be converted into term floating rate notes maturing no earlier than the scheduled termination dates of the underlying assets. The Montreal Proposal called for investors to continue to roll their ABCP during the standstill period. The Company is not a signatory to this agreement.
On September 6, 2007, a Pan Canadian Committee (the “Committee”) was formed to oversee the proposed restructuring process of the ABCP. On December 23, 2007, the Committee approved an agreement in principle to restructure the ABCP issued by 20 trusts covered by the Montreal Proposal, which includes the investments held by the Company. The Committee expects a AAA rating for most of the restructured notes which, together with the full transparency of the underlying assets supporting these notes, will facilitate trading. All of the ABCP will be exchanged for longer dated notes that will match the maturity of the underlying reference assets in the proposed structure. The restructuring will also pool certain series of ABCP which are supported in whole or in part by underlying synthetic assets. Under this arrangement, there will be three distinct restructuring solutions for (1) Traditional-ABCP which is supported solely by traditional securitized assets, (2) Synthetic-ABCP which is supported by synthetic assets, or a combination of synthetic and traditional securitized assets, and (3) Ineligible-ABCP supported primarily by U.S. sub-prime mortgage assets. The approval of the restructuring is subject to a vote by all investors, and the Committee expects that the restructuring will close by March 31, 2008. The information used by the Company to determine the fair value of its ABCP is based on limited data provided by the Committee and by DBRS. The Company has not been able to access information to confirm the veracity of the information relating to the nature and creditworthiness of the assets securing its investments.

The ABCP in which the Company has invested has not traded in an active market since mid-August 2007 and there are currently no market quotations available. The Company has estimated the fair value of its investments in ABCP considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. In accordance with Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855, when the market for a financial instrument is not active, the fair value should be estimated using an appropriate valuation technique. The Company has used a probability-weighted discounted cash flow approach to value its ABCP investments at December 31, 2007 which considered expected interest rates, fixed/floating interest rate swaps, credit spreads, estimated restructuring fees, estimated renegotiated maturity dates and estimated principal reductions. Based on management’s assumptions, the fair value of the Company’s holdings of ABCP could range from $5.6 million to $6.4 million. Due to the lack of public information relating to the details of the assets supporting these investments and lack of details surrounding the restructuring proposed by the Committee, the Company was required to use management estimates when calculating this fair value. Continuing uncertainties regarding the value of the assets which underlie the ABCP, the amount and timing of cash flows and the outcome of the restructuring process could give rise to a further change in the fair value of the Company’s investment in the ABCP which would impact the Company’s results from operations.
The Company does not believe that the illiquidity of the ABCP will have an impact on the Company’s ability to complete its 2008 business plan.
The Company’s accounting for ABCP is discussed more fully in Note 7 to the 2007 audited consolidated financial statements.
Critical Accounting Policies
The Company’s consolidated financial statements are prepared in accordance with Canadian GAAP and reported in Canadian dollars. The Company’s accounting policies are disclosed in Note 2 to the 2007 audited consolidated financial statements.
The Company has established detailed policies and control procedures that are intended to ensure that management judgments and estimates are well controlled, independently reviewed and consistently applied from period to period. The following are key policies that may impact the Company’s financial condition and results from operations and that require significant judgments by management. Management believes that its estimates for determining the valuation of the Company’s assets and liabilities are appropriate.
Revenue Recognition — The Company recognizes revenue from direct sales to third parties when persuasive evidence of an arrangement exists, delivery has occurred, the price to the buyer is fixed or determinable, and collection is reasonably assured. The Company’s revenues earned under license agreements consist primarily of product revenue, royalties and payments upon the achievement of specific milestones. For products manufactured under license, revenue is recorded at the date of shipment. Royalty revenue is earned based on a percentage of sales revenue earned by the licensee on its sales to third parties. Revenue relating to the achievement of milestones under licensing agreements is recognized when the milestone event has occurred. Manufacturing cost rebates paid annually are recorded as a reduction to revenue evenly throughout the year. Nucryst also derives revenue from research activities and this revenue is recognized as services are performed.
Research and Development Costs — Development costs are capitalized once the Company has determined that commercialization criteria concerning the product or process have been met. The Company reviews the progress of research and development initiatives on a regular basis and has determined that, in 2007 and 2006, no development costs should be deferred and amortized.
Site Restoration Costs — Future site restoration costs have been estimated by qualified employees of the Company taking into consideration the anticipated method and extent of the remediation consistent with regulatory requirements, industry practices, current technology and possible uses of the site. Provision details are based on cost estimates provided by independent consultants. Significant judgment is required in the determination of these provisions and the Company takes a conservative approach in not accruing potential recoveries from third parties where indemnifications are in place. It is the Company’s view that where remediation costs will be incurred many years into the future, third party recoveries cannot be estimated with certainty. Revisions to cost estimates and the recovery of actual remediation costs could result in material changes to the provision in future periods. Also see “Environmental Matters”.
Under Canadian GAAP, an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and a related amortization expense is recognized in future periods.
Income Taxes — The provision for income taxes is calculated based on the expected tax treatment of transactions recorded in the consolidated financial statements. In determining the provision for income taxes and, in particular, any future tax asset, the Company interprets tax legislation in a variety of jurisdictions and makes assumptions about the timing and certainty of the reversal of the future tax assets. Changes to these interpretations could have a material effect on income tax provisions in future periods.
Stock Based Compensation — Canadian GAAP requires that the fair value method of accounting for stock options must be recognized in the consolidated financial statements.
For U.S. GAAP, on January 1, 2006, the Company adopted SFAS 123(R), “Share-Based Payment” (“SFAS 123(R)”), which requires that all share-based payments to directors and employees, including grants of stock options, be recognized in the consolidated financial statements based on their fair values. The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006, the first day of the Company’s fiscal year 2006. SFAS 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s consolidated statement of operations. Prior to the adoption of SFAS 123(R), the Company accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”. Under the intrinsic value method, no stock-based compensation expense had been recognized in the Company’s consolidated statement of operations because the exercise price of the Company’s stock options granted to employees and directors equaled the fair market value of the underlying stock at the date of grant.
SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the Company’s pro forma information required under SFAS 123 for the periods prior to fiscal year 2006, the Company accounted for forfeitures as they occurred. Under Canadian GAAP, the Company accounts for forfeitures at the date they occur.
SFAS 123(R) requires that liability classified awards such as SARs be revalued to estimated fair value at each reporting date using an option pricing model. Prior to the adoption of SFAS 123(R), the Company valued SARs at the amount by which the market value exceeded the exercise price at each measurement date. Under Canadian GAAP, the Company records the value of SARs as the amount by which quoted market prices or fair value exceeds the exercise price at measurement date.
Under SFAS 123(R), the fair value of options with accelerated vesting provisions is expensed using a graded vesting methodology. Under Canadian GAAP, the fair value of these options is expensed on a straight-line vesting basis.
Variable Interest Entities — The Company adopted the CICA guidelines on the consolidation of variable interest entities (“VIEs”) on January 1, 2005. VIEs include entities where the equity invested is considered insufficient to finance the entity’s activities. Under this new guideline, the Company is required to consolidate VIEs if the investments held in these entities and/or the relationships with them result in the Company being exposed to a majority of their expected losses, being able to benefit from a majority of their expected residual returns, or both, based on a calculation outlined by the standard setters. The implementation of this guideline did not have an impact on the Company’s operating results or financial position.
Recently Adopted and Pending Accounting Pronouncements
      Recently adopted and pending accounting pronouncements
In 2005, the CICA issued three new standards: Comprehensive Income; Financial Instruments — Recognition and Measurement; and Hedges. These Sections became effective for the Company on January 1, 2007 and require the following:
a)	In Section 1530 “Comprehensive Income”, certain gains and losses arising from changes in fair value are temporarily recorded outside the consolidated statement of operations in accumulated other comprehensive income as a separate component of shareholders’ equity.

Comprehensive loss is comprised of the Company’s net loss and other comprehensive income (loss). Other comprehensive income (loss) may include any unrealized gains and losses on available-for-sale securities, foreign currency translation gains and losses on the net investment in self-sustaining foreign operations and changes in the fair market value of derivative instruments designated as cash flow hedges, all net of income taxes. On implementation of Section 1530, amounts previously recorded as cumulative translation adjustment are now included in accumulated other comprehensive loss. At December 31, 2007, the balance of accumulated other comprehensive loss of $1.7 million (December 31, 2006 — $0.7 million) is comprised solely of foreign currency translation losses on the Company’s net investment in its self-sustaining foreign operations.

b)	In Section 3855 “Financial Instruments — Recognition and Measurement” and Section 3865 “Hedges”, all financial instruments including derivatives are to be included on a company’s balance sheet and measured either at their fair value or, in limited circumstances, when fair value may not be considered most relevant, at cost or amortized cost. These Sections specify when gains and losses, as a result of changes in fair value, are to be recognized in the statement of operations. Section 3855 requires that all financial assets and liabilities be accounted for using one of five available accounting models, being held-to-maturity, available-for-sale, held-for-trading, loans and receivables and other liabilities. All financial instruments classified as available-for-sale, held-for-trading, and derivative financial instruments meeting certain recognition criteria, are carried at fair value. Changes in the fair value of financial instruments designated as held-for-trading and recognized derivative financial instruments are charged or credited to the statement of operations for the current period, while changes in the fair value of financial instruments designated as available-for-sale are charged or credited to other comprehensive income and charged or credited to the statement of operations when the instrument is sold. All other financial assets and liabilities are accounted for at amortized cost depending upon the nature of the instrument. Financial assets and liabilities designated as held-to-maturity are initially recognized at their fair values, with any resulting premium or discount from the fair value being amortized to income or expense using the effective interest method. After their initial fair value measurement, they are measured at amortized cost using the effective interest method. Section 3855 requires the Company to make certain elections, upon initial adoption of the new rules, regarding the accounting model to be used to classify and measure each financial instrument. Section 3855 also requires that transaction costs incurred by the Company in connection with the acquisition of various financial assets or liabilities be recorded as a reduction of the carrying value of the related financial instrument and amortized using the effective interest method or expensed as incurred. Transaction costs related to the acquisition of financial instruments held-for-trading are expensed as incurred. Transaction costs with respect to instruments not classified as held-for-trading are recognized as an adjustment to the cost of the underlying instruments, when they are recognized, and amortized using the effective interest method.

The following is a summary of the accounting model the Company has elected to apply to each of its significant categories of financial instruments on implementation at January 1, 2007 and for the year ended December 31, 2007:

Cash and cash equivalents	held-for-trading
Short-term investments	held-for-trading
Long-term investments	available for sale
Long-term investments — ABCP	held-for-trading
Accounts receivable	loans and receivables
Accounts payable and accrued liabilities	other liabilities
Long-term debt	other liabilities
The implementation of these Sections did not have a material impact on the Company’s consolidated financial statements.

Derivative instruments are recorded at fair value unless exempted from derivative treatment as normal purchases and sales. All changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case, changes in fair value are recorded in other comprehensive income (loss). The Company has elected to apply this accounting treatment for embedded derivatives on transactions entered into after January 1, 2003, and the change in accounting policy did not have any impact on the consolidated financial statements.

For cash and cash equivalents, short-term investments, accounts receivable, and accounts payable and accrued liabilities, the carrying value approximates fair value due to their short-term nature.
In January 2005, the CICA issued a new Section to the CICA Handbook, Section 3251 “Equity” which became effective for the Company on January 1, 2007. This Section establishes standards for the presentation of equity during a reporting period. The implementation of this Section did not have a material impact on the Company’s consolidated financial statements.
Effective January 1, 2007, the Company adopted CICA Handbook Section 1506 “Accounting Changes” which establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors. Under the new standard, accounting changes should be applied retroactively unless otherwise permitted or where impracticable to determine. As well, voluntary changes in accounting policies are made only when required by a primary source of Canadian GAAP or the change results in more relevant and reliable information. The Company has determined that the application of this Section did not have any impact on the consolidated financial statements.
      Future accounting pronouncements
Effective January 1, 2008, the Company will be required to adopt two new CICA standards, Section 3862 “Financial Instruments — Disclosures” and Section 3863 “Financial Instruments — Presentation” which will replace Section 3861 “Financial Instruments — Disclosure and Presentation”. The new Disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how these risks are managed. The new Presentation standard carries forward the former presentation requirements. The Company does not expect that the implementation of these new standards will have a material impact on its consolidated financial statements.
Effective January 1, 2008, the Company will be required to adopt CICA Section 3031 “Inventories”. This Section relates to the accounting for inventories and revises and enhances the requirements for assigning costs to inventories. The Company does not expect that the implementation of this Section will have a material impact on its consolidated financial statements.
In November 2006, the CICA issued new Handbook Section 1535 “Capital Disclosures”, effective for annual and interim periods beginning on or after October 1, 2007. This Section establishes standards for disclosing information about an entity’s capital and how it is managed in order that a user of the financial statements may evaluate the entity’s objectives, policies and processes for managing capital. This new standard is not expected to have a material effect on the Company’s consolidated financial statements.
In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public entities, being converged with International Financial Reporting Standards over a transitional period currently expected to be about five years. The precise timing of convergence will depend on an Accounting Standards Board progress review to be undertaken by early 2008. The impact of this transition on the

Company’s consolidated financial statements has not yet been determined; however, management continues to monitor these regulatory developments.
In February 2008, the CICA issued new Handbook Section 3064 “Goodwill and Intangible Assets”, replacing Handbook Section 3062 “Goodwill and Other Intangible Assets” and Handbook Section 3450 “Research and Development Costs”. The new section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning January 1, 2009. This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Handbook Section 3062. The Company is currently evaluating the impact of the adoption of this new section on its consolidated financial statements.
C. Research and Development, Patents and Licenses, etc.
Nucryst owns all of the patents and intellectual property for SILCRYST™ nanocrystalline silver coatings and continues to manufacture all Acticoat™ products with SILCRYSTTM nanocrystals for Smith & Nephew at its Fort Saskatchewan, Alberta plant under a long-term manufacturing agreement.
At December 31, 2007, Nucryst holds 23 issued patents in the United States, has 22 pending applications in the United States and numerous corresponding patents and patent applications in various other countries. Where appropriate, Nucryst also maintains certain proprietary technology as trade secrets.
ActicoatTM is a trademark of Smith & Nephew and SILCRYSTTM is a trademark of Nucryst.
At December 31, 2007, iFire holds 53 patents related to TDEL technology in the United States, has 35 pending patent applications in the United States for advancements and improvements to the technology, and has numerous corresponding issued patents and patent applications in various other countries. Where appropriate, iFire also maintains certain proprietary technology as trade secrets.
Also see the discussion in Item 4B of this Annual Report.
D. Trend Information
See the discussion in Item 5A of this Annual Report.
E. Off-Balance Sheet Arrangements
The Company has no off-balance sheet arrangements as defined in this section.
F. Contractual Obligations and Commitments

($000)		Payments due by Period
		Less than	1 - 3	3 - 5	More than
As at December 31, 2007	Total	1 Year	Years	Years	5 Years

Capital lease obligations	$—	$—	$—	$—	$—
Operating lease obligations	8,269	1,741	2,834	2,155	1,539
Contractual obligations	8,892	4,446	4,446	—	—
Supplier purchase obligations (1)	1,223	1,223	—	—	—
Other long-term liabilities reflected on the Company’s consolidated balance sheet	—	—	—	—	—

	$18,384	$7,410	$7,280	$2,155	$1,539

(1)	Included in supplier purchase obligations are commitments for capital expenditures totaling $41 and agreements to purchase goods or services that are enforceable and legally binding on the Company and that specify all significant terms.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
Each director is generally elected by a vote at the annual meeting of shareholders to serve for a term of one year, the only exception being directors appointed between annual meetings of shareholders (see Item 10B). Upon ceasing to be a director, each director is entitled to exercise any stock options in accordance with the terms of the applicable stock option agreement and the provisions of the 1996 Employee and Director Stock Option Plan and to payment of amounts owing to them under the 2001 Deferred Share Unit Plan (see “1996 Employee and Director Stock Option Plan” and “2001 Deferred Share Unit Plan” below). Each executive officer will serve until a successor is appointed by the Board of Directors or until his or her earlier removal or resignation from office. There are no family relationships between any of the Company’s directors or executive officers. The following table lists the Company’s directors and senior management together with their respective positions as of December 31, 2007.
Directors and Officers

Name and Residency	Age	Principal Occupation at Present[4]	Period of Service as Director

Neil Carragher[1,3] Ontario, Canada	69	Chairman of The Corporate Partnership Ltd. (a management consulting group)	May 1996 to date

Ian W. Delaney[3] Ontario, Canada	64	Chairman of the Board of the Company (non-employee)

Executive Chairman of Sherritt International Corporation
		(a diversified resource company involved in the production of nickel, cobalt, oil and electricity, and the development of coal as an energy source)	May 1996 to date

Roger G. H. Downer[1,3] Co. Tipperary, Ireland	65	President Emeritus of the University of Limerick, Ireland	October 2004 to date

G. A. (Drew) Fitch Alberta, Canada	55	President and Chief Executive Officer and Chief Financial Officer of the Company	May 2007 to date

Frank W. King[2,3] Alberta, Canada	71	President of Metropolitan Investment Corporation (a capital investment and management services company)	May 1996 to date

Daniel P. Owen[2,3] Ontario, Canada	72	Chairman and Chief Executive Officer of Molin Holdings Limited (an investment management company)	May 1996 to date

Bruce V. Walter[1,2,3] Ontario, Canada	50	Chairman and Chief Executive Officer of Four Mile Investments Inc. (a private investment company)	May 1997 to date

Brian D. Heck Alberta, Canada	51	Vice President, General Counsel and Corporate Secretary of the Company	n/a

(1)	Messrs. Carragher, Downer and Walter are members of the Human Resources and Compensation Committee.

(2)	Messrs. King, Owen and Walter are members of the Audit Committee.

(3)	Messrs. Carragher, Delaney, Downer, King, Owen and Walter are members of the Corporate Governance Committee.

(4)	Each individual has been engaged for more than five years in his present principal occupation except the following:
G. A. (Drew) Fitch — Prior to becoming President and Chief Executive Officer of the Company on May 23, 2007, Mr. Fitch was Senior Vice President and Chief Financial Officer of the Company from January 1997.
Bruce V. Walter — Mr. Walter has been Chairman and Chief Executive Officer of Four Mile Investments Inc. since August 1993. In addition, from January 2005 to June 2007, Mr. Walter was President and Chief Executive Officer of Dynatec Corporation, and from March 2002 to December 2004, he was Vice-Chairman of Dynatec Corporation.
Brian D. Heck — Before becoming Vice President, General Counsel and Corporate Secretary on March 1, 2004, Mr. Heck was General Counsel and Corporate Secretary of the Company from February 2003. He was in the private practice of law from November 2000 to March 2004 and Counsel to the law firm of Henning Byrne from June 2001 to June 2007.

The number and percentage of the Company’s common shares beneficially owned, directly or indirectly, or over which control or direction is exercised by all directors and executive officers of the Company, as a group, as at March 31, 2008 was 7,295,026 common shares or 7.7%.
Additional Disclosure for Directors and Executive Officers
To the knowledge of the Company, no director or executive officer of the Company is or has been, in the last ten years, a director or executive officer of an issuer that, while that person was acting in that capacity, (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, or (c) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.
No director or executive officer of the Company or any person that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of the Company’s common shares, or any associate or affiliate of any of the foregoing persons, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years of the Company or during the current financial year of the Company which has materially affected, or will materially affect, the Company.
To the knowledge of the Company, no director or officer of the Company has an existing or potential conflict of interest with the Company or any of its subsidiaries.
B. Compensation
The following table sets forth the compensation paid by the Company for the year ended December 31, 2007 in respect of directors, officers and senior management.

Annual Compensation for the year ended December 31, 2007

													Number of
													Common Shares
				Other		Securities						Cash	Beneficially
Name and				Annual		Under		Restricted	Deferred	All other		Compen-	Owned or
Principal				Compen-		Options		Share	Share	Compen-		sation	Controlled at
Position	Salary	Bonus		sation		Granted(1)		Units(2)	Units	sation		Total	March 31, 2008

N. Carragher	—	—		$56,500	(12)	—		—	86,631	$46,586	(14)	$103,086	153,907
Director
I.W. Delaney	—	—		$101,667	(13)	100,000		—	34,721	$14,371	(14)	$116,038	5,341,869
Director (Chairman of the Board of Directors)
R.G.H. Downer	—	—		$58,000	(12)	40,000		—	79,330	—		$58,000	20,000
Director
F.W. King	—	—		$67,000	(12)	—		—	101,195	$32,245	(14)	$99,245	336,664
Director
D.P. Owen	—	—		$39,530	(12)	—		—	91,828	—		$39,530	226,900
Director
B.V. Walter	—	—		$12,000	(12)	27,200		—	186,405	—		$12,000	907,300
Director
G.A. Fitch(3)	$344,914	$150,000	(4)	$25,000	(5)	330,000		89,876	—	$84,144	(6)	$604,058	255,922
President and Chief Executive Officer
B.D. Heck	$182,083	—		$9,167	(5)	40,000		—	—	$343,808	(7)	$535,058	52,464
Vice President, General Counsel and Corporate Secretary
B.M. Heck	$189,045	—		$15,920	(5)	100,000	(8)	196,281	—	$1,658,248	(9)	$1,863,213	—
President and Chief Executive Officer from Jan. 1 — May 23, 2007
A.B. Johnston	$247,500	—		$22,917	(5)	50,000	(10)	83,678	—	$720,692	(11)	$991,109	—
Senior Vice President from Jan. 1 — Nov. 30, 2007

1.	Grants of Options pursuant to the Option Plan, which includes the D&O Program. Particulars of the grants of Options under the D&O Program are given in the table “Option Grants During the Year Ended December 31, 2007” below.

2.	Amounts shown represent grants of RSUs pursuant to the RSU Plan made in consideration of annual performance.

3.	Mr. Fitch was appointed President and Chief Executive Officer of the Company on May 23, 2007 and prior to that date he was Senior Vice President and Chief Financial Officer of the Company.

4.	For the year ended December 31, 2007, Mr. Fitch received bonus compensation in respect of the completion of the monetization of non-core assets of the Company and the completion of a reorganization of the Company.

5.	Messrs. Barry M. Heck, Fitch, Johnston and Brian D. Heck received cash allowances in lieu of perquisites in 2007, which amounts are included in “Other Annual Compensation”.

6.	Mr. Fitch received $32,766 in the form of contributions to the Company’s defined contribution pension plan. He also received other compensation in 2007 in settlement of RSUs granted to him pursuant to the RSU Plan by issuance of 26,540 Common Shares with a value of $25,689 and by payment of $25,689 in cash.

7.	On October 31, 2007, Mr. Brian D. Heck was terminated from his employment with the Company, and received a cash payment in consideration of severance owing under his employment contract with the Company. Mr. Brian D. Heck was re-hired by the Company on a half-time basis effective November 1, 2007.

8.	In 2007, Mr. Barry M. Heck was originally granted 150,000 options pursuant to the Option Plan. When his employment with the Company was terminated on May 23, 2007, 50,000 of these options were cancelled pursuant to the terms of his employment agreement.

9.	In 2007, Mr. Barry M. Heck received $20,609 in the form of contributions to the Company’s defined contribution pension plan and life insurance premiums plus other compensation in settlement of RSUs granted to him pursuant to the RSU Plan by issuance of 60,367 Common Shares with a value of $59,019 and by payment of $270,620 in cash. Mr. Heck also received other compensation in 2007 in the form of a severance payment of $1,308,000 owing under his employment contract with the Company.

10.	In 2007, Mr. Johnston was originally granted 75,000 options pursuant to the Option Plan. When his employment with the Company was terminated on November 30, 2007, 25,000 of these options were cancelled pursuant to the terms of his employment agreement.

11.	In 2007, Mr. Johnston received $23,168 in the form of contribution to the Company’s defined contribution pension plan. He also received other compensation in 2007 and January 2008 in settlement of RSUs granted to him pursuant to the RSU Plan by issuance of 75,676 Common Shares with a value of $29,462 and by payment of $29,462 in cash. Other compensation received by him in January 2008 also included a cash payment of $638,600 in consideration of severance owing under his employment contract with the Company.

12.	Amounts shown represent payments to Board members with respect to their attendance at Board meetings in 2007. Mr. Walter has elected to receive his cash meeting fees in the form of elected DSUs. Fees include an annual payment of $10,000 in lieu of health and insurance benefits.

13.	As Chairman of the Board, Mr. Delaney receives an annual fee of $100,000 in lieu of directors’ meeting fees. Effective December 2007, Mr. Delaney has elected to receive 100% of his fees in the form of elected DSUs.

14.	Amounts represent life insurance premiums paid by the Company on behalf of the Board member.

Security Based Compensation Arrangements
Equity Compensation Plan Information to December 31, 2007

			Number of securities
	Number of securities to	Weighted-average	remaining available for
Equity compensation plans	be issued upon exercise	exercise price of	future issuance under
approved by security	of outstanding options,	outstanding options,	equity compensation
holders	warrants and rights	warrants and rights	plans

1996 Employee and Director Stock Option Plan[1]	4,448,598	$6.15	2,703,935	[2]
Restricted Share Unit Plan	69,701	N/A	2,703,935	[2]

1.	Includes securities issuable under both the 1996 Employee and Director Stock Option Plan (the “Option Plan”) and the Directors and Officers Share Purchase Program (the “D&O Program”). A more detailed explanation of the terms of each of the Option Plan and the D&O Program is provided below under “1996 Employee and Director Stock Option Plan” and “Directors and Officers Share Purchase Program” respectively.

2.	The number of securities remaining available for future issuance under the Option Plan (including the D&O Program) and the Restricted Share Unit Plan (the “RSU Plan”) constitutes a single reserve of 2,703,935 Common Shares shared by the two plans.
1996 Employee and Director Stock Option Plan
Eligibility and Participation
The eligible participants under the Option Plan include certain directors and employees of the Company and its subsidiaries.
There are a total of 10,955,445 Common Shares reserved for issuance pursuant to options to purchase Common Shares (the “Options”) and Stock Appreciation Rights (“SARs”) issuable under the Option Plan, or in settlement of RSUs, which represent approximately 11.62% of the currently outstanding Common Shares.
As of March 31, 2008, there were 4,295,265 Options granted and outstanding under the Option Plan which represents approximately 4.72% of the currently outstanding Common Shares.
Under the terms of the Option Plan, the maximum percentage of Common Shares under the Option Plan which are available to insiders of the Company within a one year period shall not exceed approximately 11.62% of the issued and outstanding Common Shares, being the 10,955,445 Common Shares designated for issuance under the Option Plan as noted above.
The maximum number of Common Shares any one person or company (including insiders of the Company) is entitled to receive under the Option Plan must not exceed 5% of the issued and outstanding Common Shares of the Company.
Exercise Price
The exercise price of Options granted under the Option Plan is determined as the closing price of the Common Shares on the TSX for the trading day immediately preceding the date on which the granting of the Options is approved by the Board (the “Market Price”).
The formula for calculating market appreciation of SARs is the difference between (i) the Market Price of the Common Shares covered by such Option or portion thereof when transferred and surrendered, and (ii) the aggregate exercise price of the Common Shares subject to such Option or portion thereof. The Company may grant SARs in connection and in conjunction with the grant of any Option to purchase Common Shares under the Option Plan.
Expiry
The period during which an Option may be exercised shall not extend beyond 10 years from the date of the grant of the Option. The Human Resources and Compensation committee of the Board (the “Compensation Committee”) may, however, provide that Options granted under the Option Plan be exercisable in whole or in part only after specified periods designated by the Compensation Committee.
In the case of a participant who is an employee (whether or not the participant is also a director):

(a)	if the employment of a participant is terminated for just cause before the expiry date of all of such participant’s Options, then the Options granted to such participant shall thereupon cease and terminate and be of no further force or effect whatsoever; and
(b)	if the employment of a participant is terminated for reasons other than just cause or the death or disability of the participant or, in the case of an employee of a subsidiary, if the subsidiary ceases to be a subsidiary of the Company before the expiry date of all of such participant’s Options, then the Options shall remain in force and shall be exercisable as provided by their terms, for a period of 90 days after the date of termination or cessation, or such other period as may be specified in such circumstances by the terms of the particular Option or by the Board. At the end of such period, all of the participant’s unexercised Options shall terminate and be of no further force or effect whatsoever.
In the case of a participant who is a director but not an employee, if the participant ceases to be a director of the Company or, in the case of a director of a subsidiary, if the subsidiary ceases to be a subsidiary of the Company before the expiry date of all such participant’s Options, then the Options shall remain in force and shall be exercisable as provided by their terms, for a period of 90 days after the date of such cessation, or such other period as may be specified in such circumstances by the terms of the Option or by the Board. At the end of such period all of the participant’s unexercised Options shall terminate and be of no further force or effect whatsoever.
In the event of the death or disability of a participant, any Option previously granted to the participant and not otherwise exercisable at the time of death or disability shall immediately become fully exercisable. The personal legal representative (or, in the case of disability, the participant if he or she is competent to do so) may, within 180 days of the date of death or disability or such other period as may be specified in such circumstances by the terms of the particular Option or by the Board, or the expiry of the term of the Option of such participant (whichever is earlier), exercise all Options of such participant. At the end of such 180 day period or as specified in the terms applicable to the Option, whichever is earlier, the Option shall forthwith terminate and be of no further force or effect whatsoever.
Options granted to participants are not transferable and are exercisable only by the participant.
Amendment
The Option Plan, as approved by the shareholders of the Company, provides that, subject to applicable regulatory approval, the Board may at any time discontinue or amend the plan, provided however that except as expressly permitted by the plan, no amendment shall alter or impair any Option previously granted to a participant. The rules of the TSX impose general restrictions on the nature of amendments to such plans which may be effected without shareholder approval. The Company will seek guidance from the TSX in respect of any proposed amendment as to whether regulatory or shareholder approval of such amendment is required.
Financial Assistance
No financial assistance is provided by the Company to participants to facilitate the purchase of Common Shares under the Option Plan.
Directors and Officers Share Purchase Program
Eligibility and Participation
In 1999, the Company established the D&O Program. Under the D&O Program, directors and designated officers are granted an Option to purchase one Common Share of the Company for each Common Share purchased, to a cumulative maximum of 50,000 Options. Options equal to the net purchases of Common Shares by the optionee during a calendar year vest at the end of that calendar year. Any Options which do not vest at year end are cancelled.
The D&O Program was established to encourage directors and officers to purchase and hold Common Shares of the Company. Options granted under the D&O Program are issued in accordance with the provisions of the Option Plan, are granted at an exercise price not less than the closing price of the Common Shares on the TSX for the trading day immediately preceding the date of grant and are exercisable for a period of 10 years from the date of the grant.
Financial Assistance
No financial assistance is provided by the Company to participants to facilitate the purchase of Common Shares under the D&O Program.
Employee Share Purchase Plan
Due to changes within the Company, the Employee Share Purchase Plan was terminated effective December 31, 2007. In accordance with the terms of the Employee Share Purchase Plan and legislation, the contributions for all active members were fully returned to them as at December 31, 2007.

Restricted Share Unit Plan
Eligibility and Participation
In 2004, the Company established the RSU Plan to provide a more balanced approach to incentive compensation by including mid-term incentive compensation (i.e. RSUs, which are considered mid-term compensation by the Company, in comparison to Options, which are considered long-term compensation by the Company. However, RSUs are set out in the table “Long Term Incentive Plan Awards Granted During the Year Ended December 31, 2007”, below, since they constitute long-term compensation under the securities regulations applicable to the Company), in addition to solely short-term (i.e. base salary) and long-term (i.e. Options) incentive compensation. The purpose of the RSU Plan is to promote the mid-term and long-term success of the Company by providing the Board with additional flexibility to recruit, motivate and retain senior management through the issuance of RSUs to participants based on an assessment of a participant’s current and potential ability to contribute to the success of the Company and to the enhancement of the Company’s share value.
The eligible participants under the RSU Plan include any employee of the Company or of an affiliated entity designated by the Board (“Designated Employees”).
Restrictions and Grants
At any time, the aggregate number of Common Shares issued or which may be issued from the treasury of the Company pursuant to grants of RSUs allocated to Designated Employees together with the aggregate number of Common Shares issued or for which Options are outstanding under the Option Plan (including the D&O Program) shall not exceed the total number of Common Shares reserved for issuance under the Option Plan. The RSU Plan therefore does not provide any potential for dilution beyond that already existing under the Option Plan. As of March 31, 2008, there were 510,239 RSUs granted under the RSU Plan for 2006 and 2007. In 2007, all of Mr. Barry M. Heck’s outstanding RSUs including those granted under the RSU Plan for 2004, 2005, 2006 and a portion of those granted for 2007 were settled in cash and Common Shares in accordance with the RSU Plan (see “Summary Compensation Table, All Other Compensation” below). In 2007 and January 2008, Mr. Johnston’s outstanding RSUs including those granted under the RSU Plan for 2004, 2005, 2006 and a portion of those granted for 2007 were settled one-half in cash and one-half in Common Shares (see “Summary Compensation Table, All Other Compensation” above). On February 15, 2008, the outstanding 2005 RSU grants totaling 37,526 RSUs were settled one-half in cash and one-half in Common Shares, leaving a balance of 101,876 RSUs outstanding under the RSU Plan in respect of grants made in 2006 and 2007. The 2006 and 2007 RSU grants provide that at least one-half of all RSUs granted will be settled in cash, with the other one-half settled at the option of the Company either in cash, by Common Shares issued from the treasury of the Company or by Common Shares purchased by the Company on the open market. Therefore, the maximum number of Common Shares that could be issued from the treasury of the Company for the 2006 and 2007 grants of RSUs is 50,938, which equals approximately 0.05% of the currently issued and outstanding Common Shares. The actual number of Common Shares issued from treasury will be less if the Company elects to settle some of these RSUs in cash or by shares purchased by the Company on the open market upon their vesting (see “Long Term Incentive Plan Awards Granted During the Year Ended December 31, 2007”, below).
The maximum percentage of Common Shares under the RSU Plan which are available to any one person or company (including insiders of the Company) may not exceed approximately 11.62% of the issued and outstanding Common Shares, being the 10,955,445 Common Shares designated for issuance under the Option Plan as noted above.
RSU Values
The value of each RSU issued pursuant to the RSU Plan is the weighted average trading price for the Common Shares on the TSX for the five trading days immediately preceding the date of issuance.
Expiry
Unless otherwise determined by the Board or the administrator under the RSU Plan, and subject to any terms set out in the notice of grant or in any agreement(s) entered into between a participant and the Company or any of its affiliates:
(a)	upon the death of a participant while in the employment of the Company or any of its affiliated entities, all RSUs granted to that participant prior to the date of death (but for which no release date has yet occurred) shall be deemed to be vested in the participant immediately on the date of death, with the release date therefore to be 10 days following the date of death, and the number of such RSUs that would otherwise be issued to such participant shall be issued in the form of RSU shares (or paid by cash if the grant so provides and the appropriate election is made) and delivered to the participant’s estate as if the participant had continued in the employment of the Company or one of its affiliated entities until the release date; and

(b)	except as specifically provided for in the RSU Plan or in any agreement between the participant and the Company or any of its affiliates, or as otherwise agreed to or determined by the Board or the administrator under the RSU Plan, if the employment of a participant with the Company or any of its affiliated entities is terminated for any reason prior to the release date for any RSUs, other than by early retirement or normal retirement from such employment, then the participant shall be deemed to have forfeited all right, title and interest with respect to any RSUs not fully vested upon that participant’s last day of such employment (the “Termination Date”). For this purpose, Termination Date means: (i) if the participant is terminated for just cause, the actual date of termination; and (ii) if the participant is terminated for reasons other than just cause, the date at the conclusion of any statutory, contractual or common law period of notice of termination of employment to which that participant is entitled.
Notwithstanding the foregoing, in the event that a participant’s employment with the Company or any of its affiliates is terminated without just cause or if the participant resigns from such employment then, at the sole and unfettered discretion of the Board or the administrator under the RSU Plan, all or any portion of the RSUs granted to that participant may be deemed to have vested on the date of termination or resignation, with the release date therefore to be 10 days following that termination or resignation.
Subject to:
(a)	the provisions of any change of control agreement or any other agreement between the participant and the Company or any of its affiliates;

(b)	the terms and conditions upon which the grant was made; and

(c)	the determination of the Board or the administrator under the RSU Plan;
if a participant’s employment terminates for any cause other than death, retirement, termination without just cause, authorized leave of absence or disability of the participant, or a change of control of the Company, then the RSUs covered by any grant to such participant with respect to which the release date has not occurred prior to such termination shall be forfeited as of the date of such termination of employment with the Company or any of its affiliated entities and such termination of employment for whatever reason shall not entitle a participant to any compensation for loss of any benefit under the RSU Plan.
If a participant retires from employment with the Company before his or her 65th birthday (“Early Retirement”) then any RSUs covered by any grant to such participant with respect to which the release date has not occurred and for which RSUs have not been issued prior to such retirement shall be deemed to be vested in accordance with the following calculation: (x) for each grant, the number of RSUs granted pursuant to the applicable notice of grant shall be multiplied by a fraction, the numerator of which is the number of days between the effective date therefore and the date of Early Retirement and the denominator of which is the number of days in the grant period attributable to the grant in question; (y) the number of RSUs resulting from such calculation shall be deemed to be vested on the date of Early Retirement and the unvested balance of such RSUs shall be forfeited; (z) except as provided in this paragraph, all RSUs not vested at the date of Early Retirement shall expire on the date of Early Retirement.
If a participant retires from employment with the Company on or after his or her 65th birthday then all RSUs covered by any grant to such participant with respect to which the release date has not occurred and for which RSUs have not been issued prior to such retirement shall continue to vest according to the terms of the RSU Plan, the applicable notice of grant and any agreements entered into with the specific participant in respect of that grant.
If the employment of a participant with the Company is interrupted, suspended or terminated due to an authorized leave of absence or disability prior to the release date in respect of any RSUs covered by any grant to such participant with respect to which the release date has not occurred and for which RSUs have not been issued prior to such interruption, suspension or termination of employment then all such RSUs shall continue to vest as if that participant continued to be actively employed until the release date therefore.
Assignment and Transfer
The rights or interests of an eligible participant under the RSU Plan are not assignable or transferable, otherwise than by will or the laws governing the devolution of property in the event of death.
Amendment
The Board may from time to time amend the RSU Plan in whole or in part. Subject to the rules of the TSX, Shareholder approval is not required for such amendments.
Financial Assistance
No financial assistance is provided by the Company to participants under the RSU Plan.

Option Grants During the Year Ended December 31, 2007

				Market Value of
				Securities Underlying
	Common Shares		Exercise or	Options on
	Under Options		Base Price	the Date of Grant
Name	Granted[1]		($/Common Share)	($/Common Share)	Expiration Date

I.W. Delaney	100,000	[2]	$1.23	$1.23	Feb. 20, 2017
R.G.H. Downer	40,000	[2]	$0.45	$0.45	Oct. 2, 2017
B.V. Walter	27,200	[3]	$0.22	$0.22	Dec. 5, 2017
G.A. Fitch	100,000	[2]	$1.23	$1.23	Feb. 20, 2017
	200,000	[2]	$0.22	$0.22	Dec. 5, 2017
	30,000	[3]	$0.22	$0.22	Dec. 5, 2017
B.D. Heck	40,000	[2]	$1.23	$1.23	Feb. 20, 2017
B.M. Heck	100,000	[4]	$1.23	$1.23	Feb. 20, 2017
A.B. Johnston	50,000	[5]	$1.23	$1.23	Feb. 20, 2017

1.	These awards were made pursuant to the Option Plan and, in the ordinary course, are exercisable for a period ending 10 years from the date of the grant.

2.	These awards were granted on the basis that in the ordinary course they will be exercisable as to one third of the grant on each of the first, second and third anniversaries of the date of the grant.

3.	These awards were granted under the D&O Program. Options equal to the net purchases of Common Shares by the optionee during the calendar year, to a cumulative maximum of 50,000 Options, vest at the end of the calendar year in which the purchase is made. Any such Options which do not vest at year end are cancelled.

4.	In 2007, Mr. Barry M. Heck was originally granted 150,000 options pursuant to the Option Plan. When his employment with the Company was terminated on May 23, 2007, 50,000 of these options were cancelled pursuant to the terms of his employment agreement.

5.	In 2007, Mr. Johnston was originally granted 75,000 options pursuant to the Option Plan. When his employment with the Company was terminated on November 30, 2007, 25,000 of these options were cancelled pursuant to the terms of his employment agreement.
Employment Contracts
The Company has entered into an agreement with Mr. Fitch providing that, in the event of a termination of employment by the Company for reasons other than just cause or other than upon a change of control or in the event he requires the Company to terminate his employment, as permitted in such agreement, he will be entitled to 24 months’ salary and perquisites allowance plus a payment in lieu of continued benefits under all pensions and health benefits plans for a period of 24 months, and to the continued vesting of all Options granted under the Option Plan and all RSUs granted under the RSU Plan for a period of 24 months. The Company has also entered into an agreement with Mr. Fitch providing that, in the event of a change of control of the Company, he will be entitled to receive payment equivalent to his monthly salary and the value of all perquisites and benefits under all benefits plans for a period of 24 months upon termination of his employment within 12 months of the change of control or for a period of 12 months if he elects to leave his employment within 90 days of the change of control. The Company has entered into an employment agreement with Mr. Brian D. Heck providing 3 months’ minimum notice of termination of employment by the Company for reasons other than just cause and to the continued vesting of all Options granted under the Option Plan for a period of 12 months. Also, in the event of a change of control of the Company, each of Messrs. Fitch and Brian D. Heck will be entitled to immediate vesting of all Options granted under the Option Plan and of all RSUs granted under the RSU Plan.

Human Resources and Compensation Committee Report on Executive Compensation
Composition of the Human Resources and Compensation Committee
The members of the Compensation Committee are Neil Carragher, Roger G.H. Downer and Bruce V. Walter. No member of the Compensation Committee is employed by the Company or its affiliates and no member is a former officer or employee of the Company or its affiliates.
Executive Compensation Policy
The objective of the Company’s executive compensation policy is to motivate and reward the creation of long term Shareholder value. To this end, stock options have historically been the focus of the executive compensation program.
In establishing the Company’s executive compensation policy, the Compensation Committee periodically reviews the Company’s executive compensation (base salary and long-term, mid-term and short-term incentive programs) using comparative North American industry data provided by the Company’s independent professional compensation consultants. These comparisons are adjusted to reflect the relative size of the Company, the nature of the Company’s business and the particular job functions and performance of executives.
Executive base salaries are targeted at the median of base salaries, as determined by such comparisons. The Company targets its benefits and perquisites at approximately the average for comparable companies. It is the policy of the Company not to pay regular annual bonuses to the most senior executive officers except in respect of their roles as executive officers of subsidiaries of the Company (see note 6 of “Statement of Executive Compensation — Summary Compensation Table”, above). However, the Compensation Committee has the authority to recognize exceptional performance by the senior executive officers of the Company, and the performance of those senior executive officers was judged exceptional in 2005, resulting in the award of bonuses to them. See “Statement of Executive Compensation — Summary Compensation Table”, above.
Annual grants of Options (not including grants of Options under the D&O Program — see “Directors and Officers Share Purchase Program”, above) and RSUs for the Company’s most senior executive officers are intended to result in their total executive compensation package being approximately at the 75th percentile of comparable companies when performance of the executive and the Company warrants such compensation.
The Board believes that, in combination with other elements of a compensation package, the Option Plan and the RSU Plan provide useful compensation tools for aligning executive interests with the interests of Shareholders.
The Company has established an Equity Incentive Plan (“EIP”) for employees of its emerging technology business subsidiary, iFire Technology Ltd., and the Corporate Support Group’s Long Term Cash Bonus Incentive Plan (“LTIP”) for employees of the Company. The EIP and the LTIP provide for awards of stock appreciation rights or stock options in the subsidiary or stock appreciation rights in the Company.
Executive Compensation Procedures
The Compensation Committee develops a compensation program for the directors and the President and Chief Executive Officer. Compensation programs for other executive officers are developed by the President and Chief Executive Officer, with the approval of the Compensation Committee. Executive compensation is reviewed and set annually.
Chief Executive Officer Compensation
The Chief Executive Officer’s compensation is established using the policy and procedures set forth above.
For 2007, Mr. Fitch’s annual base salary was $344,914. A grant of 100,000 Options was made to Mr. Fitch on February 20, 2007, a grant of 200,000 Options was made to him on December 5, 2007 and during the year he also received 30,000 Options pursuant to the D&O Program (see table “Option Grants During the Year Ended December 31, 2007”, above). A grant of the right to earn RSUs in respect of 2007 performance was made to the Chief Executive Officer on February 15, 2007 pursuant to the RSU Plan, with the actual number of RSUs earned being established and confirmed on February 15, 2008 as 89,876. Mr. Fitch received a bonus in 2007 in respect of the completion of the monetization of non-core assets of the Company and the completion of a reorganization of the Company.
The Compensation Committee believes that it is important for the Chief Executive Officer of the Company to have significant exposure to the Company’s share price. As indicated above, Options are the focus of the long-term compensation program and RSUs are the focus of the mid-term compensation program for the Chief Executive Officer; other compensation elements are secondary.

Remuneration of Directors
Directors other than Messrs. Fitch and Delaney are paid at the rate of $5,000 per Board meeting attended in person, $2,000 per committee meeting attended in person and $1,000 for each Board or committee telephone meeting. Where committee meetings attended in person last longer than four hours, an additional $1,000 is paid. The committee chairmen receive an additional $1,000 for meetings attended in person, a further $2,000 for such meetings lasting longer than four hours and an additional $500 for committee meetings held by telephone. The chairman of the Audit Committee receives an additional annual retainer of $5,000. Where a director travels for more than three hours to attend a Board or committee meeting, an additional fee of $2,000 is paid, without duplication. Maximum daily fees payable are $7,000 for directors and $8,000 for committee chairmen who chair a meeting on the same day, plus travel fees. Travel expenses are paid in addition to meeting fees.
As chairman of the Board, Mr. Delaney receives an annual fee of $100,000 in lieu of director’s meeting fees. He is also reimbursed for expenses incurred in connection with attendance at meetings of the Board and committees.
Each of the directors, other than Messrs. Delaney and Fitch, has been granted an aggregate of 180,000 Options. In addition, all directors are designated participants in the D&O Program described under the heading “Security Based Compensation Arrangements”. In 2007, grants were made under the D&O Program to Messrs. Fitch and Walter in the amounts of 30,000 and 27,200 respectively and in January 2008 a grant was made to Mr. Carragher in the amount of 10,000.
In February of 2007, Mr. Delaney received a grant of 100,000 Options at an exercise price of $1.23. Mr. Delaney holds an aggregate of 900,000 Options.
The Options granted to directors as described above were granted on the basis that in the ordinary course one third of the grant will be exercisable on each of the first, second and third anniversaries of the date of the grant and continue to be exercisable for a period ending 10 years from the date of the grant.
2001 Deferred Share Unit Plan
In 2001, the Company established a Deferred Share Unit Plan (the “DSU Plan”) for eligible directors. Under the DSU Plan, at the end of each calendar quarter all eligible directors are granted DSUs equal in value to the meeting fees payable to that director for the preceding quarter. A DSU is attributed a value based on the closing price of the Common Shares on the TSX for the trading day immediately preceding the date of grant. In addition, eligible directors may elect to receive 50% or 100% of their meeting fees in the form of DSUs, valued at a 10% discount to Market Price upon grant. All DSUs will be paid out in cash only. The value of a DSU, when converted to cash, is equivalent to the Market Price of a Common Share at the time the conversion takes place. A director cannot convert DSUs to cash until the director ceases to be a member of the Board. Although Mr. Delaney is not eligible to receive non-elected DSUs, effective December 5, 2007, he elected to receive his annual retainer in the form of elected DSUs. Mr. Fitch is not eligible to participate in the DSU Plan.
Health and Insurance Benefits Allowance
Effective January 1, 2007, each director other than Mr. Fitch has been granted an annual payment of $10,000 in lieu of health and insurance benefits previously provided to each director by the Company.
C. Board Practices
Corporate Governance
The Board sees its principal role as stewardship of the Company and its fundamental objective as the creation of shareholder value, including the protection and enhancement of the value of the Company’s assets and operating with honesty and integrity in the conduct of business. The Board’s stewardship responsibility means that it oversees the conduct of the business and of management, which is responsible for developing long-term strategy and conducting the Company’s day-to-day business. As part of the Company’s commitment to effective corporate governance, the Board, with the assistance of the Corporate Governance Committee, monitors changes in corporate governance practices and regulatory requirements.
Under Canadian Securities Administrators’ National Instrument 58-101 (“NI 58-101”), the Company is required to disclose certain information relating to its corporate governance practices. This information is set forth below.

Board of Directors
(a)	The Board has determined that six of the seven directors are “independent”, within the meaning of NI 58-101. The independent directors are:

Neil Carragher; Ian W. Delaney; Roger G.H. Downer; Frank W. King; Daniel P. Owen; and Bruce V. Walter.

(b)	Mr. Fitch is the President and Chief Executive Officer of the Company and is therefore not considered to be an independent director.

(c)	The Board has determined that a majority of the directors are “independent”, within the meaning of NI 58-101.

(d)	The following directors currently serve on the board of other issuers that are reporting issuers (or equivalent) which are set out below:

Director	Directorships

Neil Carragher	Agrium Inc. NUCRYST Pharmaceuticals Corp.

Ian W. Delaney	EnCana Corporation OPTI Canada Inc. Royal Utilities Income Fund Sherritt International Corporation

Roger G.H. Downer	NUCRYST Pharmaceuticals Corp.

Frank W. King	CanWest Global Communications Corp. RioCan Real Estate Investment Trust

Daniel P. Owen	Dynex Power Inc. Sherritt International Corporation
(e)	Each independent director of the Company is a member of the Corporate Governance Committee of the Board and Mr. Fitch, the only non-independent director of the Company, is not a member of that committee. The Corporate Governance Committee meets independently of Management on a regular basis, and the Board during its meetings also has regular in-camera discussions, with all members of Management, including Mr. Fitch, excused from that portion of the meeting. During the financial year ended December 31, 2007, there were two meetings of the Corporate Governance Committee.

In addition, the independent members of the Board are authorized to retain independent financial, legal and other experts or advisors as required whenever, in their opinion, matters come before the Board or any committee which require an independent analysis by the independent members of the Board or any committee.

(f)	Mr. Ian W. Delaney, the chairman of the Board, is independent of the Company. The role of the chairman of the Board includes ensuring that the Board discharges its duties independently of management, serving as chairman of the Corporate Governance Committee, and setting the agendas for the meetings of the Board and its committees in consultation with the Chief Executive Officer of the Company. See also the corporate governance practices of the Company described in subparagraph (a) under “Position Descriptions” of this statement, below, for further details of the role and responsibilities of the chairman of the Board.
Mandate of the Board of Directors
(a)	As at the date hereof, the Board has not formally adopted a written mandate. The Board sees its principal role as stewardship of the Company and its fundamental objective as the creation of Shareholder value, including the protection and enhancement of the value of the Company’s assets and operating with honesty and integrity in the conduct of business. The Board’s stewardship responsibility means that it oversees the conduct of the business and of Management, which is responsible for developing long-term strategy and conducting the Company’s day-to-day business.

The Board meets frequently and is comprised of individuals with considerable experience as directors of public companies and in respect of corporate governance. The agenda for each Board meeting is carefully planned and set by the chairman of the Board working in conjunction with the Chief Executive Officer. Each of the committees of the Board have specific responsibilities delineated in the terms of reference or charter established for each respective committee, such terms of reference or charter having been approved by the Board in each case.
Position Descriptions
(a)	As at the date hereof, the Board has not developed a written position description for the chairman of the Board. Generally, the principal role assigned to the chairman of the Board by the Board includes providing leadership to the Board and acting as a direct liaison between the Board and Management. Further, the chairman of the Board is responsible for ensuring that the Board properly discharges its responsibilities, that the members of the Board have full opportunity to participate in meetings of the Board, and that all Board matters are properly and adequately addressed. The chairman of the Board is accountable to the Board.

The terms of reference or the charter of each of the Audit Committee, the Corporate Governance Committee, the Human Resources and Compensation Committee and the Environmental, Health and Safety Committee describe certain of the responsibilities of the chairman of each of these committees. The primary role of the chairman of each such committee is managing the affairs of the committee, including ensuring the committee is organized properly, functions effectively and meets its obligations and responsibilities.

The chairman of the Audit Committee also maintains on-going communications with the Company’s external auditors in order to lead the committee in performing its oversight and other audit-related functions.

(b)	The Board does not have a specific written position description for the Chief Executive Officer of the Company. However, the role, responsibilities, and duties of the Chief Executive Officer are generally set out in his contract of employment with the Company, and are constantly reviewed and refined by the Board. Additionally, the specific annual objectives of the Chief Executive Officer are set, and his performance is reviewed, by the Board and by the Human Resources and Compensation Committee of the Board as circumstances dictate.
Audit Committee
The Audit Committee of the Board of Directors consists of three independent members: Frank King, Chairman; Daniel Owen and Bruce Walter. Bruce Walter has been designated as the “audit committee financial expert” for the Audit Committee and has been determined by the Board to meet the “audit committee financial expert” criteria prescribed by the U.S. Securities and Exchange Commission and the TSX.
The Board of Directors believes that the composition of the Audit Committee reflects a high level of financial literacy and expertise. Each member of the Audit Committee has been determined by the Board to be “independent” and “financially literate” as such terms are defined under Canadian and United States securities laws. The Board has made these determinations based on the education and breadth and depth of experience of each member of the Audit Committee. The following is a description of the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee:
Frank King — Mr. King holds a B.Sc. in Chemical Engineering from The University of Alberta. Mr. King is currently President of a private capital investment and management services company. Mr. King was formerly President and CEO of Turbo Resources Inc. and Chairman and CEO of the XV Olympic Winter Games in Calgary in 1988 and is currently serving on a number of Canadian public company boards of directors. In these capacities, Mr. King has had extensive experience overseeing management responsible for the preparation of financial statements.
Daniel Owen — Mr. Owen holds a B.Sc. (Econ.) from the London School of Economics and Political Science having specialized in accounting. Mr. Owen is a private investor and entrepreneur, currently Chairman and CEO of a private investment management company, Chairman of a helicopter conversion and enhancement company, and formerly a Senior Vice President of Polysar Energy & Chemical Corporation (previously named Canada Development Corporation). Mr. Owen serves on the Board of Directors of a number of Canadian public companies, has served on the Audit Committees of these Canadian public companies and currently serves on the Audit Committees of two public companies, chairing one of those committees. In these capacities, Mr. Owen has had extensive experience analyzing and evaluating financial results and financial statements.
Bruce Walter — Mr. Walter holds a B.A. degree from the University of Toronto, LL.B. and M.B.A. degrees from York University and a Ph.D. from the University of Cape Town. Mr. Walter is currently Chairman and Chief Executive Officer of Four Mile Investments Inc., a private investment company, and formerly President and Chief Executive Officer of Dynatec Corporation, a publicly-traded Canadian company. Mr. Walter’s experience includes serving as President and Chief Executive Officer of Plaintree Systems Inc., a Canadian company publicly-traded in both Canada and the United States; President of Sherritt Inc., a publicly-traded Canadian company; and a Managing Director of BMO Nesbitt Burns, an investment bank. In these capacities, Mr. Walter has had extensive experience overseeing management responsible for the preparation of financial statements.

D. Employees
At December 31, 2007, the Company had the following number of employees:

	Business Unit
Category	Westaim	iFire	Nucryst	Total

Manufacturing	—	—	79	79
Research and Development	—	—	24	24
Administration	8	—	29	37
Discontinued Operations	—	25	—	25

Total	8	25	132	165

Total number of employees at December 31,
2005	2006	2007

338	351	165

All employees execute confidentiality and non-competition agreements and assignment of intellectual property rights to the Company.
E. Share Ownership
     See information in Item 6B.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
The following table sets forth certain information regarding each person known to the Company as an owner of more than 5% of the Company’s outstanding common shares as at December 31, 2007.

Name	Class	Shares Owned	% of Class

Investco Ltd.	Common	7,675,600	8.15
- AIM Advisors, Inc.
- AIM Capital Management Inc.

There have been no significant changes in the percentage ownership held by any major shareholder in the past three years. None of the Company’s major shareholders have different voting rights.
Based on a report by Computershare, as at December 31, 2007, there were 702 registered shareholders in the United States holding a total of 11,255,296 common shares representing 11.95% of the total common shares outstanding on December 31, 2007.
B. Related Party Transactions
To the best knowledge of the Company, except for employment agreements with the President and CEO and long-term compensation agreements including stock options, restricted share units, deferred share units, and bonus appreciation units, no person who has been an insider of the Company for the most recently completed fiscal year ended December 31, 2007, or subsequent period to the date of this Annual Report, or any associate or affiliate of such insider has had any material direct or indirect interest in any material transaction with the Company in the past fiscal year or in any proposed transactions which has materially affected or would materially affect the Company or its subsidiaries.

C. Interests of Experts and Counsel
Not applicable.
ITEM 8. FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
The Company’s consolidated financial statements are included herein under Item 17.
Export Sales
All of the Company’s revenues are from the sale of Nucryst’s Acticoat™ burn and wound care products to Smith & Nephew. All sales are in U.S. dollars. Nucryst exports the manufactured wound care products directly to Smith & Nephew for resale in international markets. Over 90% of these products are sold outside of Canada, primarily in the United States and Europe.
Legal Proceedings
The Company is not aware of any material legal proceedings against the Company or its directors, senior officers or affiliates which have been commenced or are contemplated.
Dividend Policy
The Company’s current policy is to retain its cash reserves to finance capital projects and business growth. No dividends have been paid in the Company’s history.
B. Significant Changes
None.
ITEM 9. THE OFFER AND LISTING
A. Offer and Listing Details
The Company’s common shares are traded on the TSX under the symbol “WED” and until October 18, 2007 were listed on NASDAQ under the symbol “WEDX”. The shares continue to be traded on NASDAQ on an over the counter basis.

The following table sets forth the high and low market prices for the five most recent years and for the periods indicated on the TSX and NASDAQ (TSX in CDN$ and NASDAQ in US$).

	TSX		NASDAQ
	High	Low	High	Low

2008

March	0.30	0.23	0.29	0.23
February	0.30	0.25	0.30	0.25
January	0.30	0.23	0.30	0.23

2007

December	0.30	0.21	0.28	0.20
November	0.42	0.17	0.43	0.23
October	0.50	0.36	0.49	0.35

2008

First Quarter	0.30	0.23	0.30	0.23

2007

Fourth Quarter	0.30	0.17	0.49	0.20
Third Quarter	0.50	0.42	0.94	0.42
Second Quarter	0.69	0.56	1.03	0.52
First Quarter	1.15	0.86	1.68	0.73

2006

Fourth Quarter	2.07	1.60	2.44	1.41
Third Quarter	5.49	2.50	4.84	2.20
Second Quarter	7.65	4.30	6.55	3.86
First Quarter	7.64	4.31	6.55	3.72

2007	1.15	0.17	1.68	0.20
2006	7.65	1.60	6.55	1.41
2005	4.89	2.85	4.14	2.16
2004	4.98	2.80	3.97	2.10
2003	3.85	1.50	2.95	0.99
B. Plan of Distribution
Not applicable.
C. Markets
The common shares of the Company are listed on the TSX under the symbol “WED”. On April 10, 2007, the Company received notice from NASDAQ that, for 30 consecutive business days, the bid price of the Company’s common stock on NASDAQ had closed below US $1.00, which is in contravention of NASDAQ’s Marketplace Rules. The Company was given 180 calendar days to regain compliance by achieving a bid price at or above US $1.00 per share for a minimum of ten consecutive days. The Company did not regain compliance with the bid price requirement. Effective October 18, 2007, the Company’s shares were delisted from the NASDAQ national market and suspended from trading. For the year ended December 31, 2007, more than 80% of the trading by volume of the Company’s shares have occurred on the TSX.
The Company’s authorized share capital consists of an unlimited number of common shares, preferred A shares and preferred B shares. As at December 31, 2007, there were 94,135,535 common shares outstanding and at March 31, 2008, there were 94,214,632 common shares outstanding. There were no preferred shares outstanding at December 31, 2007 and March 31, 2008.

D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expense of the Issue
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A. Share Capital
Dividends
Subject to any special rights or restrictions attached to a share, the Company may pay dividends as determined by the directors.
Liquidation Rights
Subject to any special rights or restrictions attached to shares, on a winding up, all available assets must be repaid to the shareholders and any surplus must be distributed among the shareholders in proportion to the number of fully paid shares held by them. For this purpose a partly paid share is treated as a fraction of a share equal to the proportion which the amount paid bears to the total issue price of the share before the winding up began.
If the Company experiences financial difficulties, the directors may appoint an administrator to take over the Company’s operations to see if it can come to an arrangement with its creditors. If the Company cannot agree with its creditors, the Company may be wound up. A receiver, or receiver and manager, may be appointed by order of a court or under an agreement with a secured creditor to take over some or all of the assets of the Company. A receiver may be appointed, for example, because an amount owed to a secured creditor is overdue.
The Company may be wound up by order of a court, or voluntarily if the Company’s shareholders pass a special resolution to do so. A liquidator is appointed when a court orders a company to be wound up or the shareholders of a company pass a resolution to wind up the company. A liquidator is appointed to administer the winding up of a company.
B. Memorandum and Articles of Association
With respect to this Item 10B, the applicable corporate law in the United States differs significantly in some respects from that in Canada. For example, under applicable corporate law in the United States, a company may not issue an unlimited number of shares. Additionally, a corporation may not be formed for certain purposes, such as insurance or commercial banking, unless certain approvals are received.
The Company’s articles of incorporation, together with all amendments, are on file with the Alberta Registrar of Corporations under Alberta Corporate Access Number 206930000. The Company’s articles of incorporation do not include a stated purpose and contain no restrictions on the nature of business to be carried on. Under the Business Corporations Act of Alberta (“ABCA”), in the absence of any such restrictions, a corporation has the capacity, rights, powers and privileges of a natural person, and has the capacity to carry on business, conduct its affairs and exercise its power in any jurisdiction outside Alberta to the extent that the laws of that jurisdiction permit. For additional information regarding the Company’s incorporation, see Item 4 — “Information on Westaim — History and Development of Westaim”.
A director of the Company need not be a shareholder. In accordance with the ABCA, at least one quarter of the Company’s directors must be residents of Canada. The ABCA requires that a person must be at least 18 years of age, be of sound mind and not be bankrupt or a dependent adult or formal patient under the Dependent Adults Act or Mental Health Act, or the subject of an order under The Mentally Incapacitated Persons Act in order to serve as a director. Neither the Company’s articles of incorporation or by-laws, nor the ABCA, impose any mandatory retirement requirements for directors.
A majority of the number of directors holding office at the time of the meeting will constitute a quorum, provided that at least half of the directors present are resident Canadians. Business cannot be transacted at a directors’ meeting without quorum.

A director who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or transaction or proposed material contract or transaction with the Company shall disclose to the Company the nature and extent of his interest at the time and in the manner provided by the ABCA. The ABCA prohibits such a director from voting on any resolution to approve the contract or transaction unless the contract or transaction:
•	is an arrangement by way of security for money lent to or obligations undertaken by the director for the benefit of the Company or an affiliate;

•	relates primarily to his or her remuneration as a director, officer, employee or agent of the Company or an affiliate;

•	is for indemnity or insurance; or

•	is with an affiliate.
The Company’s Board of Directors may, on behalf of the Company, and without authorization of its shareholders:
•	borrow money upon the credit of the Company;

•	issue, reissue, sell or pledge debt obligations of the Company;

•	subject to certain disclosure requirements of the ABCA, give a guarantee on behalf of the Company to secure performance of an obligation of any person;

•	mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Company owned or subsequently acquired to secure any obligation of the Company; and

•	the directors by resolution may delegate to a director, a committee of directors or an officer any of these powers.
The Company’s articles of incorporation permit the Board of Directors of the Company to appoint one or more additional directors to serve until the next annual meeting of shareholders, provided that the number of additional directors does not at any time, exceed the maximum number of 15 directors. By the provisions of the ABCA the number of additional directors which may be appointed in this manner shall not at any time exceed one-third of the number of directors who held office tat the expiration of the last annual meeting of the shareholders.
Rights and Preferences of Capital Stock of the Company
Not applicable.
Changes to the Rights of Shareholders
The Company is required to amend its articles of incorporation to effect any change to the rights of its shareholders. Such an amendment would require the approval of holders of two-thirds of the shares cast at a duly called special meeting. If the Company wishes to amend the rights of holders of a specific class of shares, such approval would also be required from the holders of that class. A shareholder is entitled to dissent in respect of such a resolution and, if the resolution is adopted and the Company implements such changes, demand payment of the fair value of its shares.
Meetings of Shareholders
The Company’s by-laws state that the annual meeting of shareholders shall be held on such date and at such time in each year as the Board, or the chairman of the Board, or the president in the absence of the chairman of the Board, may from time to time determine. In addition, the Board has the authority to call a special meeting of shareholders at any time. An annual meeting of shareholders is held each year, not later than fifteen months after the last preceding annual meeting, for the purpose of considering the financial statements and reports, electing directors, appointing auditors and for the transaction of other business as may be brought before the meeting. Notice of time and place of each meeting of shareholders must be given not less than 21 days, nor more than 50 days, before the date of each meeting to each director, to the auditor and to each shareholder who at the close of the business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of meeting of shareholders called for any other purpose other than consideration of the minutes of an earlier meeting, financial statements and auditor’s report, election of directors and reappointment of the incumbent auditor, must state the nature of the business in sufficient detail to permit the shareholder to form a reasoned judgment and must state the text of any special resolution to be submitted to the meeting.
The only persons entitled to be present at a meeting of shareholders are those entitled to vote, the directors of the Company and the auditor of the Company. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting. If a corporation is winding-up, the ABCA permits a liquidator appointed by the shareholders, during the continuance of a voluntary winding-up, to call and attend meetings of the shareholders. In circumstances where a court orders a meeting of shareholders, the court may direct how the meeting may be held, including the parties entitled, or required, to attend the meeting.
The Company’s articles of incorporation states that meetings of its shareholders may be held in any city in Canada or the United States as the Board of Directors of the Company may in their discretion from time to time determine.
Limitations on Right to Own Securities
There is no limitation imposed by Canadian law or by the Company’s articles of incorporation or other charter documents on the right of a non-resident to hold or vote common shares or preference shares with voting rights (the “Voting Shares”), other than as provided in the Investment Canada Act (“ICA”). The ICA requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business (i.e. the gross value of the assets of which exceed a certain monetary threshold) to identify, notify or file an application for review with the Investment Review Division of Industry Canada (“IRD”).
The notification procedure involves a brief statement of information about the investment on a prescribed form which is required to be filed with the IRD by the investor at any time up to 30 days following implementation of the investment. It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada’s cultural heritage and national identity.
If an investment is reviewable under the ICA, an application for review in the form prescribed is normally required to be filed with the IRD prior to the investment taking place and the investment may not be implemented until the review has been completed and the Minister of Industry (“Minister”), the government official responsible for ICA, is satisfied that the investment is likely to be of net benefit to Canada. The Minister has up to 75 days to make this determination. If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement, and may be required to divest himself of control of the business that is the subject of the investment.
In 1999, some of the powers, duties and functions of the Minister were transferred to the Minister of Canadian Heritage under Parts II to VI of the ICA as they relate to the prescribed business activities enumerated under paragraph 15(a) of the ICA, namely those that relate to Canada’s “cultural heritage or national identity” (“Cultural Activities”). Cultural Activities include, among other things, the distribution or sale of books, magazines, film and video recordings and music recordings. As a result, an application for review must be submitted to the Cultural Sector Review Division of the Department of Canadian Heritage (“CSRD”) in respect of the acquisition of control of a Canadian business engaged in a Cultural Activity that exceeds the prescribed lower monetary threshold applicable to the acquisition of such Canadian businesses.
The Minister of Canadian Heritage’s review, similar to the Minister’s review, is based on the statutory threshold of net benefit to Canada. CSRD is guided by certain policy statements regarding investments by non-Canadians in Canadian businesses engaged in certain Cultural Activities. CSRD’s policy statements address certain Cultural Activities at the production/publication, distribution and/or exhibition levels.
The following investments by non-Canadians are subject to notification under the ICA:
1.	An investment to establish a new Canadian business; and

2.	An investment to acquire control of a Canadian business that is not reviewable pursuant to the ICA.
The following investments by a non-Canadian are subject to review under the ICA:
1.	An investment is reviewable if there is an acquisition of a Canadian business and the asset value of the Canadian business being acquired equals or exceeds the following thresholds:
(a)	For non-World Trade Organization (“WTO”) investors, the threshold is $5 million for a direct acquisition and $50 million for an indirect acquisition; the $5 million threshold will apply however for an indirect acquisition if the asset value of the Canadian business being acquired exceeds 50% of the asset value of the global transaction;

(b)	Except as specified in paragraph (c) below, a threshold is calculated annually for reviewable direct acquisitions by or from WTO investors. Pursuant to Canada’s international commitments, indirect acquisitions by or from WTO investors are not reviewable;

(c)	The limits set out in paragraph (a) apply to all investors for acquisitions of a Canadian business that:
(i)	engages in the production of uranium and owns an interest in a producing uranium property in Canada;

(ii)	provides any financial service;

(iii)	provides any transportation services; or

(iv)	is a cultural business.
2.	Notwithstanding the above, any investment which is usually only notifiable, including the establishment of a new Canadian business, and which falls within a specific business activity, including the publication and distribution of books, magazines, newspapers, film or video recordings, audio or video music recordings, or music in print or machine-readable form may be reviewed if an Order-in-Council directing a review is made and a notice is sent to the investor within 21 days following the receipt of a certified complete notification.
Generally, an acquisition is direct if it involves the acquisition of control of the Canadian business or of its direct or indirect Canadian parent and an acquisition is indirect if it involves the acquisition of control of a non-Canadian direct or indirect parent of an entity carrying on the Canadian business. No change of voting control will be deemed to have occurred if less than one-third of the voting control of a Canadian corporation is acquired by an investor.
A WTO investor, as defined in the ICA, includes an individual who is a national of a member country of the WTO or who has the right of permanent residence in relation to that WTO member, a government or government agency of a WTO investor-controlled corporation, a limited partnership, trust or joint venture that is neither WTO-investor controlled or Canadian controlled of which two-thirds of its board of directors, general partners or trustees, as the case may be, are any combination of Canadians and WTO investors.
The higher thresholds for WTO investors do not apply if the Canadian business engages in activities in certain sectors such as uranium, financial services (except insurance), transportation services or cultural business.
The ICA exempts certain transactions from the notification and review provisions of ICA, including, among others, (a) an acquisition of Voting Shares if the acquisition was made in the ordinary course of that persons’ business as a trader or dealer in securities; (b) an acquisition of control of the company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the ICA; (c) the acquisition of voting interests by any person in the ordinary course of a business carried on by that person that consists of providing, in Canada, venture capital on terms and conditions not inconsistent with such terms and conditions as may be fixed by the Minister; and (d) acquisition of control of the company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests, remains unchanged.
Change of Control
The Company’s articles of incorporation and by-laws do not contain any specific provision that has the effect of delaying, deferring or preventing a change of control of the Company or that would operate only with respect to a major acquisition or corporate restructuring involving the Company.
Disclosure of Ownership
The Company’s by-laws do not contain provisions regarding public disclosure of share ownership. Applicable Canadian securities legislation requires certain public disclosure of the shareholdings of those persons who are insiders of the Company. Insiders include directors and senior officers as well as those persons who own common shares that exceed 10 percent of the Company’s total issued and outstanding common shares.
C. Material Contracts
The material contracts entered into between Nucryst and certain other parties are identified in Exhibit 1.3.
D. Exchange Controls
The Company is not aware of any governmental laws, decrees or regulations, including foreign exchange controls, in Canada which restrict the export or import of capital or that affect the remittance of dividends, interest or other payments to non-resident holders of the Company’s securities. Any such remittances to United States residents, however, are subject to a withholding tax. Withholding tax is paid pursuant to the Income Tax Act of Canada but the rate is resolved pursuant to The Canada — U.S. Income Tax Convention (1980), as amended.
E. Taxation
Canadian Tax Considerations
The following is a general summary of the principal Canadian federal income tax considerations generally applicable to an investor who acquires common shares and who, for purposes of the Income Tax Act (Canada), as amended (the “Tax Act”) and any applicable income tax treaty or convention, at all relevant times (i) is not a resident or deemed to be a resident in Canada; (ii) deals at arm’s length and is not affiliated with Westaim; (iii) is not a foreign affiliate of a taxpayer resident in Canada; (iv) holds common shares as capital property; and (v) does not use or hold and is not deemed to use or hold such common shares in the course of carrying on a business in Canada (such an investor referred to herein as a “non-Canadian investor”). In general, a non-Canadian investor will be considered to hold common shares as capital property unless the investor is a trader or dealer in securities or otherwise holds them in the course of carrying on a business of buying or selling securities or has acquired them in a transaction considered to be an adventure in the nature of trade. This summary does not apply to non-Canadian investors (or other investors) who are insurers or who are “financial institutions” within the meaning of the “mark-to-market” rules contained in the Tax Act.
This summary is based on the current provisions of the Tax Act and the regulations thereunder (the “Regulations”), all specific proposals to amend the Tax Act and the Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof and on Westaim’s understanding of the current published administrative practices of the Canada Revenue Agency (the “CRA”). This summary does not take into account or anticipate any change in law, whether by legislative, governmental or judicial action or changes in the administrative practices or assessing policies of the CRA.
This summary is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any investor and no representation with respect to the tax consequences to any particular investor is made. This summary does not address any aspect of any provincial, state or local tax laws or the laws of any jurisdiction other than Canada. Accordingly, investors are encouraged to consult with their own tax advisors for advice with respect to the income tax consequences to them having regard to their own particular circumstances.
Dividends
A non-Canadian investor will be subject to a 25% withholding tax under the Tax Act on the gross amount paid or credited or deemed to be paid or credited as, on account or in lieu of payment of, or in satisfaction of, dividends to him on a common share. The rate of withholding tax may be reduced under the provisions of a relevant international tax treaty to which Canada is a party. For example, pursuant to the Canada-United States Income Tax Convention (1980), as amended (the “Treaty”), the rate of withholding tax on dividends paid or credited or deemed to be paid or credited on a common share beneficially owned by a resident of the United States for purposes of the Treaty will generally be reduced to 15%. However, where such beneficial owner is a corporation resident in the United States which owns at least 10% of the voting stock of Westaim, the rate of such withholding is reduced to 5%.
Capital Gains
In general, a non-Canadian investor will not be subject to Canadian income tax on capital gains arising on the disposition or deemed disposition of common shares of Westaim unless at the time of such disposition the common shares constituted “taxable Canadian property” of the non-Canadian investor for purposes of the Tax Act. If the common shares are listed on a prescribed stock exchange for purposes of the Tax Act (which currently includes the TSX and NASDAQ) at the time they are disposed of, they will generally not constitute “taxable Canadian property” of the non-Canadian investor at the time of such disposition unless at any time during the 60-month period immediately preceding the disposition, 25% or more of the issued shares of any class of Westaim was owned by the non-Canadian investor, by persons with whom the non-Canadian investor did not deal at arm’s length or by the non-Canadian investor and persons with whom the non-Canadian investor did not deal at arm’s length. The common shares may also be “taxable Canadian property” in certain other circumstances. Under the Treaty, gains derived by a non-Canadian investor who is a resident of the United States for purposes of the Treaty from the disposition of common shares that constitute “taxable Canadian property” will generally not be taxable in Canada unless the value of the common shares is derived principally from real property situated in Canada.
U.S. Tax Considerations
Material United States Federal Income Tax Consequences
The following is a general discussion of material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as defined below) of Westaim’s common shares. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. See “Certain Canadian Tax Considerations” above.
The following discussion is based upon the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), existing and proposed Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.
This discussion is of a general nature only and is not exhaustive of all U.S. federal income tax implications, and it is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder or prospective holder of Westaim’s common shares and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holders is made. Accordingly, holders and prospective holders of Westaim’s common shares are encouraged to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of Westaim’s common shares.

U.S. Holders
As used herein, a “U.S. Holder” means a holder of Westaim’s common shares who is a U.S. citizen or individual income tax resident of the United States under U.S. domestic law and the Convention, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, an estate the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source or a trust if a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have authority to control all substantial decisions of such trust. This summary does not address the tax consequences to, and a U.S. Holder does not include, persons subject to special provisions of federal income tax law, including but not limited to tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common stock as part of a “straddle”, hedging or a conversion transaction and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation for service. This discussion is limited to U.S. Holders who hold the common shares as capital assets and who hold the common shares directly (e.g., not through an intermediate entity such as a corporation, partnership, LLC or trust). This discussion does not address the consequences to a person or entity holding an interest in a U.S. Holder or the consequence to a person of the ownership, exercise or disposition of any warrants, options or other rights to acquire common shares.
Distributions on Common Shares
U.S. Holders receiving dividend distributions with respect to Westaim’s common shares are required to include in gross income for United States federal income tax purposes the gross amount of such distributions (including any Canadian tax withheld) equal to the U.S. dollar value of each dividend on the date of receipt (based on the exchange rate on such date) to the extent that Westaim has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. It should be noted that as used in this discussion of U.S. Federal Income Tax Consequences, the term “earnings and profits” refers to Westaim’s earnings and profits as determined under the Code and the term “dividend” refers to corporate distributions taxable as dividends for U.S. federal income tax purposes. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s United States federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below.) To the extent that distributions exceed current or accumulated earnings and profits of Westaim, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.
Dividends paid on Westaim’s common shares generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder that is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from Westaim (unless Westaim qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of Westaim. The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.
In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of the receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally, any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including an exchange for U.S. dollars, will be ordinary income or loss. Under Treasury Regulations, dividends paid on Westaim’s common shares, if any, generally will not be subject to backup withholding tax (at a 28% rate) if the paying agent is furnished with a duly completed and signed Form W-9 or certain other circumstances apply. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.
Foreign Tax Credit
A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of Westaim’s common shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.
The operation of the foreign tax credit for any particular U.S. Holder will be dependent on his or its particular situation. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his, her or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. Dividends distributed by Westaim will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.

Disposition of Common Shares
A U.S. Holder will recognize gain or loss upon the sale or other disposition of common shares equal to the difference, if any, between (i) the amount of cash and the fair market value of any property received, and (ii) the shareholder’s tax basis in Westaim’s common shares. Preferential tax rates apply to long-term capital gains of U.S. Holders who are individuals, estates or trusts. At present, there are no preferential tax rates applicable to U.S. Holders which are corporations. This gain or loss generally will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be a long-term capital gain or loss if the common shares of Westaim are held for more than one year. Deductions for net capital losses may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.
Currency Exchange Gains or Losses
U.S. holders generally are required to calculate their taxable incomes in United States dollars. Accordingly, a U.S. holder who purchases common shares of Westaim with Canadian dollars will be required to determine the tax basis of such shares in United States dollars based on the exchange rate prevailing on the settlement date of the purchase (and may be required to recognize the unrealized gain or loss, if any, in the Canadian currency surrendered in the purchase transaction). Similarly, a U.S. holder receiving dividends or sales proceeds from common shares of Westaim in Canadian dollars will be required to compute the dividend income or the amount realized on the sale, as the case may be, in United States dollars based on the exchange rate prevailing at the time of receipt in the case of dividends and on the settlement date in the case of sales on an established securities exchange. Gain or loss, if any, recognized on a disposition of Canadian currency in connection with the described transactions generally will be treated as ordinary gain or loss.
Other Considerations
In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares.
As used herein “U.S. Person” means a citizen or income tax resident of the United States as determined under U.S. domestic law.
Foreign Personal Holding Company
If at any time during a taxable year more than 50% of the total combined voting power or the total value of Westaim’s outstanding shares is owned, directly or indirectly (including through attribution), by five or fewer U.S. Persons who are individuals and 60% or more of Westaim’s gross income for such year was derived from certain passive sources (e.g., dividends, interest, rents, royalties, etc.), Westaim is a “foreign personal holding company” (“FPHC”). (The 60% test is reduced to 50% after the first tax year that the entity is a FPHC.) In that event, U.S. Holders would be required to include in gross income for such year their allocable portions of Westaim’s undistributed income.
Foreign Investment Corporation
If 50% or more of the combined voting power or total value of all classes of Westaim’s stock is held, directly or indirectly (including through attribution), by U.S. Persons, Westaim is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, and certain other conditions are met, it is possible that Westaim may be treated as a “foreign investment company” as defined in Section 1246 of the Code. This characterization causes all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain.
Passive Foreign Investment Company
As a foreign corporation with U.S. Holders, Westaim could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of Westaim’s income which is passive, or the percentage of Westaim’s assets which are producing passive income. Generally, U.S. Holders of PFICs are taxed upon receipt of “excess distributions” which include (i) gains recognized on the sale or deemed disposition of PFIC stock, and (ii) distributions made by the PFIC to the extent that the total distributions received for the tax year exceeds 125% of the average actual distributions received in the preceding three years. An excess distribution is allocated ratably to each day in the shareholder’s holding period for the stock. Amounts allocated to the current year and the pre-PFIC holding period (if any) is included in gross income as ordinary income. Amounts allocated to the PFIC period (other than the current year) are subject to tax at the highest U.S. income tax rate plus an interest charge to reflect the benefit of tax deferral.
However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund (“QEF”) with respect to such shareholder’s interest therein, the above-described rules generally would not apply. Instead, the electing U.S. Holder would include annually in gross income his, her or its pro rata share of the PFIC’s ordinary earnings and net capital gain, regardless of whether such income or gain was actually distributed. A U.S. Holder making a QEF election can, however, under certain circumstances elect to defer the payment of United States federal income tax on such income inclusions subject to an interest charge on the amount of deferred taxes. In addition, subject to certain limitations, U.S. Holders owning (actually or constructively) marketable stock in a PFIC will be permitted to elect to mark that stock to market annually, rather than be subject to the excess distribution regime described above. Amounts included in or deducted from income under this alternative (and actual gains and losses realized upon disposition, subject to certain limitations) will be treated as ordinary gains or losses.
Controlled Foreign Corporation
If more than 50% of the voting power of all classes of stock or the total value of the stock of Westaim is owned, directly or indirectly (including through attribution), by U.S. Persons, each of whom owns 10% or more of the total combined voting power of all classes of stock of Westaim (“United States Shareholder”), Westaim is a “controlled foreign corporation” under the Code. This classification has many complex consequences, one of which is the inclusion of certain income of a CFC in the U.S. Shareholders’ income on a current basis, regardless of distributions. Such U.S. Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income (generally, passive income and certain income generated by transactions between related parties) and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property. In certain circumstances, a foreign tax credit may apply to reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of stock by a holder of common shares who is or was a United States Shareholder at any time during the five year period ending with the sale or exchange may be treated as ordinary dividend income to the extent of earnings and profits of Westaim attributable to the stock sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States shareholders of the CFC.
F. Dividend and Paying Agents
Not applicable.
G. Statement by Experts
Not applicable.
H. Documents on Display
Documents concerning the Company that are referred to in this document may be inspected at the Company’s corporate office by appointment at Suite 201, 1503 — 77 Avenue, Edmonton, Alberta, Canada, T6P 1M8. In addition, the Company will file annual reports and other information with the Securities and Exchange Commission (the “Commission”). The Company will file annual reports on Form 20-F and submit other information under cover of Form 6-K. As a foreign private issuer, the Company is exempt from the proxy requirements of Section 14 of the Exchange Act and the Company’s officers, directors and principal shareholders will be exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. Annual reports and other information, the Company files with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1024, 100 F. Street, N.E., Washington, D.C. 20549, and at its regional offices located at 233 Broadway, New York, New York 10279 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. The Commission may be called at 1-800-SEC-0330 for further information on the operation of the public reference rooms and copies can be requested of the documents upon payment of a duplicating fee, by writing to the Commission. In addition, the Commission maintains a web site that contains reports and other information regarding registrants (including the Company) that file electronically with the Commission which can be accessed at http://www.sec.gov.
I. Subsidiary Information
Not applicable.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Foreign exchange risk
This item includes forward-looking statements that are subject to risks and uncertainties. For further information regarding other factors that have had, or may have in the future, a significant impact on our business, financial condition or results of operations, see “Forward-Looking Statements” and Item 3D — “Risk Factors”.
The Company is exposed to various market risks, including variability in currency exchange rates. The Smith & Nephew sales revenues on which royalty and milestone revenues are determined are reported in U.S. dollars. Sales by Smith & Nephew in other currencies will result in fluctuations in their revenue as reported in U.S. dollars. The Smith & Nephew contracts ensure recovery of certain manufacturing costs, which reduces the Company’s susceptibility to production cost variances resulting from foreign exchange fluctuations. The Company’s accounts receivable from Smith

& Nephew are denominated in U.S. dollars. The functional currency the Company uses for accounting purposes is the Canadian dollar and as a result, accounts receivable and other liabilities recorded in Canadian dollars are exposed to changes in the exchange rate between the Canadian and U.S. dollars until these receivables are collected. The Company does not maintain derivative instruments to mitigate its exposure to fluctuations in currency exchange rates.
The Company is exposed to currency risks as a result of its export to foreign jurisdictions of goods produced in Canada. These risks are partially covered by purchases of goods and services in the foreign currency. For 2007, a 1% increase in the exchange rate from the United States dollar to the Canadian dollar (meaning a 1% appreciation in the value of the United States dollar compared to the Canadian dollar) would have decreased the Company’s loss before income taxes by less than $0.1 million. Conversely, a 1% decrease in the exchange rate would have increased the Company’s 2007 loss before taxes by a similar amount.
Interest rate risk
The Company is also exposed to interest rate fluctuation risks, which the Company does not systematically manage. For 2007, a 1% decrease in interest rates on investments, excluding asset-backed commercial paper, would have reduced earnings before income taxes by approximately $0.2 million. Conversely, a 1% increase in interest rates would have increased earnings before income taxes by a similar amount.
Credit risk
The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, investments, and accounts receivable. Cash, cash equivalents and short-term investments are placed with major financial institutions or invested in the commercial paper of large organizations. The Company currently faces credit risk relating to the exposure from holding asset-backed commercial paper. This risk is discussed in Item 4B — “Investments”. The Company has a concentration of credit risk through its reliance on one customer for Nucryst’s wound care products. This risk is limited due to the long-term contractual relationship with this customer.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15. CONTROLS AND PROCEDURES
A. Evaluation of Disclosure Controls and Procedures
An evaluation was performed under the supervision and with the participation of the Company’s management, including the Company’s President and Chief Executive Officer and Chief Financial Officer, regarding the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2007. Based on that evaluation, the Company’s management, including the Company’s President and Chief Executive Officer and Chief Financial Officer, have concluded that the Company’s disclosure controls and procedures as of December 31, 2007 were effective and that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. The controls and procedures are designed to ensure that information required to be disclosed is accumulated and communicated to management, including the President and Chief Executive Officer and Chief Financial Officer as appropriate to allow timely decisions regarding required disclosure.

B. Management’s Annual Report on Internal Control over Financial Reporting
As required by section 404 of the Sarbanes-Oxley Act of 2002, the Company’s management is responsible for establishing and maintaining adequate “internal control over financial reporting” (as defined in Rule 13(a)-15(f) under the Exchange Act. The Company’s system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in conformity with Canadian GAAP, as well as a reconciliation of the Company’s operating losses and shareholders’ equity as reported in the consolidated financial statements under Canadian GAAP to operating losses and shareholders’ equity in accordance with U.S. GAAP.
Management has used the Internal Control — Integrated Framework to evaluate the effectiveness of internal control over financial reporting, which is a recognized suitable framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).
Any internal control system, no matter how well designed, has inherent limitations, including the possibility of human error and the circumvention or overriding of the controls and procedures, which may not prevent or detect misstatements. Also, changes in conditions and business practices in subsequent periods may subject the Company’s determination of effectiveness to the risk that certain controls may become inadequate.
Management has evaluated the design and operation of the Company’s internal control over financial reporting as of December 31, 2007, and has concluded that such internal control over financial reporting is effective. There are no material weaknesses that have been identified by management in this regard.
C. Attestation Report of the Registered Public Accounting Firms
This Annual Report does not include an attestation report of the Company’s Independent Registered Chartered Accountants regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s Independent Registered Chartered Accountants pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this Annual Report.
D. Changes in Internal Controls over Financial Reporting
There were no changes in the Company’s internal control over financial reporting (as defined by Rule 13(a)-15(f) of the Exchange Act) that occurred during the year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting. It should be noted that while management believes that the Company’s disclosure controls and procedures provide a reasonable level of assurance, management does not expect that the Company’s disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.
ITEM 16. [RESERVED]
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
The Board of Directors has determined that Westaim has at least one audit committee financial expert serving on its audit committee. The audit committee financial expert serving on Westaim’s audit committee is Mr. Bruce Walter. Mr. Walter holder a B.A. degree from the University of Toronto, LL.B. and M.B.A. degrees from York University and a Ph.D. from the University of Cape Town. Mr. Walter is currently President and Chief Executive Officer of Four Mile Investments Inc., a private investment company, and formerly President and Chief Executive Officer of Dynatec Corporation, a publicly-traded Canadian company. Mr. Walter’s experience includes serving as President and Chief Executive Officer of Plaintree Systems Inc., a Canadian company publicly-traded in both Canada and the United States; President of Sherritt Inc., a publicly-traded Canadian company; and a Managing Director of BMO Nesbitt Burns, an investment bank. In these capacities, Mr. Walter has had extensive experience overseeing management responsible for the preparation of financial statements. Westaim believes that Mr. Walter is “independent” as that term is defined in the listing standards applicable to the Company.
ITEM 16B. CODE OF ETHICS
Westaim has adopted a Code of Conduct and Ethics that applies to its President and Chief Executive Officer and all of its directors, officers and employees, or persons performing similar functions. A copy of Westaim’s Code of Conduct and Ethics is posted on the Company’s website at

www.westaim.com. Any future changes to the Code of Conduct and Ethics will be posted on Westaim’s website within five business days of the change being effective. There have been no amendments to the Company’s Code of Conduct and Ethics in the past fiscal year.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table represents aggregate fees billed to the Company for fiscal years ended December 31, 2007 and December 31, 2006 by Deloitte & Touche LLP, the Company’s principal accounting firm.

	$(000)
Accountant Fees and Services	2007	2006

Audit Fees	$495.1	$542.5
Audit Related Fees	94.1	163.3
Tax Fees	71.3	43.5
All Other Fees	—	4.8

	$660.5	$754.1

Audit Fees. The audit fees for the years ended December 31, 2007 and 2006, respectively, were paid for professional services rendered for the audits of the Company’s consolidated financial statements, quarterly reviews, consents, and assistance with review of securities filings and review/audit of the Company’s subsidiaries’ financial statements.
Audit-related Fees. These fees include consultation on financial accounting and reporting and SOX 404 readiness assistance. These audit-related fees were approved in advance by the Audit Committee.
Tax Fees. Tax fees for the years ended December 31, 2007 and 2006, respectively, were paid for services related to tax compliance and consultation. These tax related fees were approved in advance by the Audit Committee.
The Audit Committee of the Company’s Board of Directors chooses and engages the Company’s independent auditors to audit its financial statements. The Board of Directors has adopted a policy requiring management to obtain the Audit Committee’s approval before engaging the Company’s independent auditors to provide any other audit or permitted non-audit services to it. This policy, which is designed to assure that such engagements do not impair the independence of the Company’s auditors, requires the Audit Committee to pre-approve audit and non-audit services that may be performed by the Company’s auditors.
ITEM 16D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
For the fiscal year ended December 31, 2007.
None.
PART III
ITEM 17. FINANCIAL STATEMENTS
The Company’s Financial Statements are included as the “F” pages attached to this report.

The Westaim Corporation
Consolidated Financial Statements
December 31, 2007 and 2006
(expressed in Canadian dollars)

Report of Independent Registered Chartered Accountants
To the Shareholders of
The Westaim Corporation
We have audited the consolidated balance sheets of The Westaim Corporation as at December 31, 2007 and 2006 and the consolidated statements of loss, comprehensive loss, deficit and cash flow for each of the years in the three-year period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of The Westaim Corporation as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.
The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
(signed) DELOITTE & TOUCHE LLP
Independent Registered Chartered Accountants
Edmonton, Alberta, Canada
February 11, 2008

Comments by Independent Registered Chartered Accountants on Canada — United States of America Reporting Difference
The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the change described in Note 3 to the consolidated financial statements, and changes in accounting principles that have been implemented in the financial statements, such as the changes described in Note 2(r) to the consolidated financial statements. Although we conducted our audit in accordance with both Canadian generally accepted auditing standards and the standards of the Public company Accounting Oversight Board (United States), our report to the Board of Directors and Shareholders, dated February 11, 2008, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.
(signed) DELOITTE & TOUCHE LLP
Independent Registered Chartered Accountants
Edmonton, Alberta, Canada
February 11, 2008

THE WESTAIM CORPORATION
Consolidated Balance Sheets

	December 31	December 31
(thousands of Canadian dollars)	2007	2006

ASSETS

Current
Cash and cash equivalents	$30,993	$45,035
Short-term investments	—	17,451
Accounts receivable	14,931	8,189
Inventories (note 6)	4,373	8,506
Other	674	589
Current assets held for sale (note 3)	590	486

	51,561	80,256

Investments (note 7)	5,968	—
Capital assets (note 8)	12,581	19,201
Capital assets held for sale (note 3)	10,086	44,757
Intangible assets (note 9)	799	951
Intangible assets held for sale (note 3)	2,392	3,174

	$83,387	$148,339

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities (note 20)	$7,018	$6,165
Accounts payable and accrued liabilities held for sale (note 3)	1,443	1,812
Current portion of long-term debt (note 4, 11)	—	8,000

	8,461	15,977

Deferred gain (note 4)	218	—
Provision for site restoration (note 12)	6,580	6,580

	15,259	22,557

Non-controlling interest (note 5)	11,757	12,805

Guarantees (note 14)
Commitments and contingencies (note 15)

Shareholders’ equity
Capital stock (note 13)	426,262	426,122
Contributed surplus (note 13)	7,769	5,379
Accumulated other comprehensive loss (note 2r)	(1,779)	(676)
Deficit	(375,881)	(317,848)

	56,371	112,977

	$83,387	$148,339

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the Board:

SIGNED	SIGNED

Ian W. Delaney	Frank W. King
Director	Director

THE WESTAIM CORPORATION
Consolidated Statements of Operations and Consolidated Statements of Comprehensive Loss and Deficit

	Year Ended	Year Ended	Year Ended
	December 31	December 31	December 31
(thousands of Canadian dollars except per share data)	2007	2006	2005

Revenue	$31,830	$27,591	$28,560
Costs
Manufacturing	14,617	17,324	10,799
Research and development	6,356	12,112	9,742
General and administrative	9,348	6,762	4,109
Depreciation and amortization	2,093	2,614	2,266
Corporate costs (note 20)	10,856	6,123	8,217

Operating loss	(11,440)	(17,344)	(6,573)

Foreign exchange (loss) gain	(3,804)	(720)	771
Interest	1,822	3,242	2,078
Change in fair value of third party asset-backed commercial paper (note 7)	(4,048)	—	—
Loss on sale of third party asset-backed commercial paper (note 7)	(1,067)	—	—
Write-down of capital assets and intangible assets (note 8)	(1,203)	(1,210)	—
Gain on sale of investment (note 4)	2,648	—	1,120
Gain on sale of capital assets (note 8)	8,722	—	—
Dilution gain (note 4)	4,525	—	—
(Loss) gain on issuance of shares of subsidiary (note 5)	(134)	(99)	30,055
Non-controlling interest (note 5)	1,293	3,222	—

(Loss) income from continuing operations before income taxes	(2,686)	(12,909)	27,451

Income tax (expense) recovery (note 10)	(144)	48	(130)

(Loss) income from continuing operations	(2,830)	(12,861)	27,321

Loss from discontinued operations net of income taxes (note 3)	(55,203)	(37,696)	(18,051)

Net (loss) income	$(58,033)	$(50,557)	$9,270

(Loss) income per common share (note 17)
Continuing operations — basic and diluted	$(0.03)	$(0.14)	$0.29
Net (loss) income — basic and diluted	(0.62)	(0.54)	0.10

Weighted average number of common shares outstanding
Basic	94,069,547	93,523,041	92,852,120
Diluted	94,069,547	93,523,041	93,120,936

Consolidated Statements of Comprehensive Loss

Net (loss) income	$(58,033)	$(50,557)	$9,270
Unrealized loss on translation of net foreign operations (note 2c)	(1,103)	(173)	(503)

Comprehensive (loss) income	$(59,136)	$(50,730)	$8,767

Consolidated Statements of Deficit

Deficit at beginning of year	$(317,848)	$(267,291)	$(276,561)
Net (loss) income	(58,033)	(50,557)	9,270

Deficit at end of year	$(375,881)	$(317,848)	$(267,291)

The accompanying notes are an integral part of these consolidated financial statements.

THE WESTAIM CORPORATION
Consolidated Cash Flow Statements

	Year Ended	Year Ended	Year Ended
	December 31	December 31	December 31
(thousands of Canadian dollars)	2007	2006	2005

Operating activities
(Loss) income from continuing operations	$(2,830)	$(12,861)	$27,321
Items not affecting cash
Depreciation and amortization	2,093	2,614	2,266
Change in fair value of third party asset-backed commercial paper	4,048	—	—
Loss on sale of third party asset-backed commercial paper	1,067	—	—
Dilution gain	(4,525)	—	—
Foreign exchange on short-term investments	—	(52)	—
Stock-based compensation expense	2,469	1,412	847
Write-down of capital assets and intangible assets	1,203	1,210	—
Gain on sale of capital assets	(8,722)	—	—
Gain on sale of investment	(2,648)	—	(1,120)
Loss (gain) on issuance of shares of subsidiary	134	99	(30,055)
Non-controlling interest	(1,293)	(3,222)	—
Accounts receivable	(7,190)	(320)	(2,582)
Inventories	4,128	(838)	(4,350)
Other	(98)	(30)	(32)
Accounts payable and accrued liabilities	1,131	(6,563)	5,234
Site restoration expenditures net of recoveries	—	—	52

Cash used in continuing operations	(11,033)	(18,551)	(2,419)
Cash used in discontinued operations	(19,739)	(25,703)	(30,263)

Cash used in operating activities	(30,772)	(44,254)	(32,682)

Investing activities
Capital expenditures	(2,376)	(6,541)	(6,577)
Capital expenditures — discontinued operations	—	(1,339)	(25,318)
Intangible assets	(72)	(245)	(177)
Intangible assets — discontinued operations	(480)	(404)	(800)
Maturity of short-term investments	46,904	30,594	98,335
Purchase of short-term investments	(29,453)	(44,039)	(90,289)
Purchase of short-term investments reclassified to investments (note 7)	(14,400)	—	—
Reclassification of cash equivalents to investments (note 7)	(2,650)	—	—
Proceeds on sale of capital assets (note 8)	14,437	—	—
Proceeds on sale of investments (note 4)	1,582	—	1,620
Proceeds on sale of discontinued operations (note 3)	24	312	22,614
Proceeds on sale of third party asset-backed commercial paper (note 7)	5,968	—	—

Cash provided from (used in) investing activities	19,484	(21,662)	(592)

Financing activities
Issuance of common shares of subsidiary, net of share issuance costs (note 5)	14	325	45,502
Issuance of common shares (note 13)	27	4,484	171
Issuance of convertible debentures of subsidiary (note 11)	—	2,000	6,000
Net cash outflow on deconsolidation of former subsidiary	(2,306)	—	—
Proceeds from long-term debt — discontinued operations (note 3)	—	—	7,154
Repayment of long-term debt — discontinued operations (note 3)	—	(10,434)	—

Cash (used in) provided from financing activities	(2,265)	(3,625)	58,827

Effect of exchange rate changes on cash and cash equivalents	(489)	26	—

Net (decrease) increase in cash and cash equivalents	(14,042)	(69,515)	25,553
Cash and cash equivalents at beginning of year	45,035	114,550	88,997

Cash and cash equivalents at end of year	$30,993	$45,035	$114,550

Supplemental disclosure of cash flow information:
Non-cash capital asset additions included in accounts
payable and accrued liabilities	$452	$508	$1,304

The accompanying notes are an integral part of these consolidated financial statements.

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2007, 2006 and 2005
(thousands of Canadian dollars except per share data)

1	BASIS OF PRESENTATION

The Westaim Corporation (the “Company”) was incorporated on May 7, 1996 by articles of incorporation under the Business Corporations Act (Alberta).

These consolidated financial statements include the accounts of the Company and its subsidiaries, iFire Technology Ltd. (“iFire”) and Nucryst Pharmaceuticals Corp. (“Nucryst”).

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). In addition, note 22 describes and reconciles the significant measurement differences between Canadian GAAP and United States generally accepted accounting principles (“U.S. GAAP”) affecting these consolidated financial statements.

All amounts are expressed in thousands of Canadian dollars except share and per share data unless otherwise noted.
2	SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES
a)	Principles of consolidation

The financial statements of entities which are controlled by the Company through voting equity interests, referred to as subsidiaries, are consolidated. Entities which are not controlled but over which the Company has the ability to exercise significant influence, are accounted for using the equity method. Investments in other entities are accounted for using the cost method. Variable interest entities (“VIEs”) are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are consolidated by the Company when it is determined that it will, as the primary beneficiary, absorb the majority of the VIEs’ expected losses and/or expected residual returns. The Company currently does not have any VIEs. Intercompany balances and transactions are eliminated upon consolidation.

b)	Use of estimates

Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the year. Significant estimates include the provision for site restoration, inventory valuation, fair value of stock-based compensation, fair value of financial instruments, valuation allowance against future income taxes, useful lives of capital assets and intangible assets, uncertain tax positions and the fair value of assets held for sale. Actual results could differ materially from those estimates.

c)	Translation of foreign currencies

Transactions in foreign currencies are translated into Canadian dollars at rates of exchange at the time of such transactions. Monetary assets and liabilities are translated at current rates of exchange. The resulting gains and losses are included in the consolidated statement of operations.

Foreign operations are considered financially and operationally self-sustaining and are translated into Canadian dollars using the current rate method of translation. Under this method, assets and liabilities are translated at the year-end exchange rates. Unrealized gains and losses arising from translating net investments in foreign operations into Canadian dollars are included in shareholders’ equity as a component of accumulated other comprehensive income.

d)	Revenue recognition

Specific revenue recognition policies for each of the Company’s operating segments are as follows:

Nucryst — Revenue from direct sales to third parties is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the price to the buyer is fixed or determinable, and collection is reasonably assured. The Company’s revenues earned under license agreements consist primarily of product revenue, royalties and payments upon the achievement of specific milestones. For products manufactured under license, revenue is recorded at the date of shipment. Royalty revenue is earned based on a percentage of

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2007, 2006 and 2005
(thousands of Canadian dollars except per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (continued)
sales revenue earned by the licensee on its sales to third parties. Revenue relating to the achievement of milestones under licensing agreements is recognized when the milestone event has occurred. Manufacturing cost rebates paid annually are recorded as a reduction to revenue evenly throughout the year. Nucryst also derives revenue from research activities and this revenue is recognized as services are performed (note 19).
iFire — The Company recognizes revenue from licensing fees over the term that services are being rendered. Royalties are recognized when earned in accordance with the terms of the specific agreement. As at December 31, 2007 and 2006, iFire was not party to any licensing fee or royalty agreements.
e)	Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and highly liquid short-term investments with original maturities at the date of acquisition of 90 days or less and are recorded at fair value as they are classified as held-for-trading financial assets (note 2r). Cash and cash equivalents at December 31, 2007 is comprised of cash of $12,537 and cash equivalents of $18,456 (2006 — $9,180 and $35,855).

f)	Short-term investments

Short-term investments consist of money-market instruments with maturities of less than one year and are classified as held-for-trading financial assets (note 2r). As at December 31, 2007, the Company did not hold any short-term investments (2006 — $17,451).

g)	Long-term investments

Long-term investments are reported at fair value and are classified as held-for-trading or available for sale financial assets (note 2r).

h)	Inventory valuation

Finished product, raw materials, materials in process, and spare parts and operating materials are valued at the lower of average cost and net realizable value.

i)	Research and development costs

Research costs are expensed as incurred and significant project development costs are capitalized in accordance with Canadian GAAP once the Company has determined that commercialization criteria concerning the product or process have been met. Amortization of these costs over their estimated useful life commences with the successful commercial production or use of the product or process. On an ongoing basis, management reviews the unamortized balance to ensure that the deferred development costs continue to satisfy the criteria for deferral and amortization.

As at December 31, 2007 and 2006, no development costs have been capitalized.

j)	Capital assets

Land, buildings, machinery and equipment, and computer hardware and software are stated at cost. Depreciation is calculated using a straight-line method based on the estimated useful lives of the particular assets which are 20 years for buildings, and 3 to 10 years for machinery and equipment, and computer hardware and software. Leasehold improvements are depreciated using the straight-line method over the lesser of the term of the lease or the estimated useful life of the assets.

The Company evaluates the carrying value of capital assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable, and recognizes an impairment charge when it is probable that estimated future non-discounted cash flows of the underlying assets will be less than the carrying value of the assets. Measurement of an impairment loss related to capital assets that management intends to hold and use is based on the fair value of the assets, whereas assets to be disposed of are reported at the lower of the carrying amount or fair value less estimated costs to sell.

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2007, 2006 and 2005
(thousands of Canadian dollars except per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (continued)
k)	Site restoration costs and asset retirement obligations

The total estimated costs of site restoration relating to tangible, long-lived assets have been accrued. Site restoration costs have been estimated, taking into consideration the anticipated method and extent of the remediation consistent with regulatory requirements, industry practices, current technology and the possible uses of the site. The estimated amount of future restoration costs is reviewed regularly based on available information. Where the forecasted net restoration costs exceed existing provisions, an additional expense is recognized in the period.

Potential recoveries of costs resulting from indemnifications provided by previous owners of the Company’s industrial sites have not been recognized in these consolidated financial statements as the amount of recovery cannot be reasonably determined. Any future recoveries will be recorded when received.

l)	Income taxes

Income taxes are accounted for using the liability method of income tax allocation. Under the liability method, income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the settlement or recovery of assets and liabilities at their carrying values.

Valuation allowances are established when necessary to reduce future tax assets to the amount that, in the opinion of management, is more likely than not to be realized. Future income tax assets and liabilities are determined based on the substantively enacted tax laws and rates that are anticipated to apply in the period of realization.

m)	Stock-based compensation plans

The Company and certain of its subsidiaries have stock-based compensation plans, which are described in note 13. Compensation expense for awards that call for settlement in cash or other assets is measured on an ongoing basis as the amount by which the quoted market price exceeds the exercise price at each measurement date. Any obligations related to increases in the value of Deferred Share Units (“DSUs”), Restricted Share Units (“RSUs”) and Stock Appreciation Rights (“SARs”) are accrued when a change in value occurs with an offset to the consolidated statement of operations.

Any consideration paid by option holders for the purchase of stock is credited to capital stock. If plan entitlements are repurchased from the holder, the consideration paid is charged to deficit.

n)	Earnings per share

Basic earnings per common share is calculated using the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated on the basis of the average number of shares outstanding during the period plus the additional common shares that would have been outstanding if potentially dilutive common shares had been issued using the “treasury stock” method.

o)	Employee future benefits

All employee future benefits are accounted for on an accrual basis. The Company maintains defined contribution pension plans for its employees. These plans were funded in an amount of $706 during the year ended December 31, 2007 (2006 — $876; 2005 —$745).

p)	Discontinued operations

Long-lived assets to be disposed of by sale are classified as held for sale in the period in which a formal plan of disposal has been approved, the assets are available for immediate sale and are actively being marketed, and it is expected that the sale will occur within one year. Long-lived assets to be abandoned are classified as held and used until they are disposed of.

Long-lived assets classified as held for sale are carried at the lower of their carrying amount and fair value net of estimated disposition costs. Losses are recognized immediately where carrying value exceeds fair value and gains are recognized at the time of sale.

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2007, 2006 and 2005
(thousands of Canadian dollars except per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (continued)
The results of discontinued operations are reported separately, including gains or losses related to the disposal of related long-lived assets held for sale or disposal. Future costs associated with an exit or disposal activity are recognized in the period in which the liability is incurred.
q)	Intangible assets

The Company’s definite life intangible assets consist of the prosecution and application costs of patents and trademarks and are amortized on a straight-line basis over their estimated useful lives to a maximum of 10 years. The cost of maintaining patents and trademarks are expensed as incurred. The Company evaluates the carrying value of definite life intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Any impairment in the carrying value, which is based on the fair value of the intangible assets, is charged to expense in the period that impairment has been determined.

Indefinite life intangible assets are recorded at fair value. On a regular basis, the Company reviews the carrying value of these assets for impairment. As at December 31, 2007 and 2006, the Company had no indefinite life intangible assets.

r)	Recently adopted and pending accounting pronouncements
i)	In 2005, the Canadian Institute of Chartered Accountants (“CICA”) issued three new standards: Comprehensive Income; Financial Instruments — Recognition and Measurement; and Hedges. These Sections became effective for the Company on January 1, 2007 and require the following:
a)	In Section 1530 “Comprehensive Income”, certain gains and losses arising from changes in fair value are temporarily recorded outside the consolidated statement of operations in accumulated other comprehensive income as a separate component of shareholders’ equity.

Comprehensive loss is comprised of the Company’s net loss and other comprehensive income (loss). Other comprehensive income (loss) may include any unrealized gains and losses on available-for-sale securities, foreign currency translation gains and losses on the net investment in self-sustaining foreign operations and changes in the fair market value of derivative instruments designated as cash flow hedges, all net of income taxes. On implementation of Section 1530, amounts previously recorded as cumulative translation adjustment are now included in accumulated other comprehensive loss. At December 31, 2007, the balance of accumulated other comprehensive loss of $1,779 (December 31, 2006 — $676) is comprised solely of foreign currency translation losses on the Company’s net investment in its self-sustaining foreign operations.

b)	In Section 3855 “Financial Instruments — Recognition and Measurement” and Section 3865 “Hedges”, all financial instruments including derivatives are to be included on a company’s balance sheet and measured either at their fair value or, in limited circumstances, when fair value may not be considered most relevant, at cost or amortized cost. These Sections specify when gains and losses, as a result of changes in fair value, are to be recognized in the statement of operations. Section 3855 requires that all financial assets and liabilities be accounted for using one of five available accounting models, being held-to-maturity, available-for-sale, held-for-trading, loans and receivables and other liabilities. All financial instruments classified as available-for-sale, held-for-trading, and derivative financial instruments meeting certain recognition criteria, are carried at fair value. Changes in the fair value of financial instruments designated as held-for-trading and recognized derivative financial instruments are charged or credited to the statement of operations for the current period, while changes in the fair value of financial instruments designated as available-for-sale are charged or credited to other comprehensive income and charged or credited to the statement of operations when the instrument is sold. All other financial assets and liabilities are accounted for at amortized cost depending upon the nature of the instrument. Financial assets and liabilities designated as held-to-maturity are initially recognized at their fair values, with any resulting premium or discount from the fair value being amortized to income or expense using the effective interest method. After their initial fair value measurement, they are measured at amortized cost using the effective interest method. Section 3855 requires the Company to make certain elections, upon initial adoption of the new rules, regarding the accounting model to be used to classify and measure each financial instrument. Section 3855 also requires that transaction costs incurred by the Company in connection with the acquisition of various financial assets or liabilities be recorded as a reduction of the carrying

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2007, 2006 and 2005
(thousands of Canadian dollars except per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (continued)
value of the related financial instrument and amortized using the effective interest method or expensed as incurred. Transaction costs related to the acquisition of financial instruments held-for-trading are expensed as incurred. Transaction costs with respect to instruments not classified as held-for-trading are recognized as an adjustment to the cost of the underlying instruments, when they are recognized, and amortized using the effective interest method.
The following is a summary of the accounting model the Company has elected to apply to each of its significant categories of financial instruments on implementation at January 1, 2007 and for the year ended December 31, 2007:

Cash and cash equivalents	held-for-trading
Short-term investments	held-for-trading
Long-term investments	available for sale
Long-term investments — asset-backed commercial paper	held-for-trading
Accounts receivable	loans and receivables
Accounts payable and accrued liabilities	other liabilities
Long-term debt	other liabilities

The implementation of these Sections did not have a material impact on the Company’s consolidated financial statements.
Derivative instruments are recorded at fair value unless exempted from derivative treatment as normal purchases and sales. All changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case, changes in fair value are recorded in other comprehensive income (loss). The Company has elected to apply this accounting treatment for embedded derivatives on transactions entered into after January 1, 2003, and the change in accounting policy did not have any impact on the consolidated financial statements.
For cash and cash equivalents, short-term investments, accounts receivable, and accounts payable and accrued liabilities, the carrying value approximates fair value due to their short-term nature.
ii)	In January 2005, the CICA issued a new Section to the CICA Handbook, Section 3251 “Equity” which became effective for the Company on January 1, 2007. This Section establishes standards for the presentation of equity during a reporting period. The implementation of this Section did not have a material impact on the Company’s consolidated financial statements.

iii)	Effective January 1, 2007, the Company adopted CICA Handbook Section 1506 “Accounting Changes” which establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors. Under the new standard, accounting changes should be applied retroactively unless otherwise permitted or where impracticable to determine. As well, voluntary changes in accounting policies are made only when required by a primary source of Canadian GAAP or the change results in more relevant and reliable information. The Company has determined that the application of this Section did not have any impact on the consolidated financial statements.
Future accounting pronouncements

Effective January 1, 2008, the Company will be required to adopt two new CICA standards, Section 3862 “Financial Instruments — Disclosures” and Section 3863 “Financial Instruments — Presentation” which will replace Section 3861 “Financial Instruments — Disclosure and Presentation”. The new Disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how these risks are managed. The new Presentation standard carries forward the former presentation requirements. The Company does not expect that the implementation of these new standards will have a material impact on its consolidated financial statements.

Effective January 1, 2008, the Company will be required to adopt CICA Section 3031 “Inventories”. This Section relates to the accounting for inventories and revises and enhances the requirements for assigning costs to inventories. The Company does not expect that the implementation of this Section will have a material impact on its consolidated financial statements.

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2007, 2006 and 2005
(thousands of Canadian dollars except per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (continued)
In November 2006, the CICA issued new Handbook Section 1535 “Capital Disclosures”, effective for annual and interim periods beginning on or after October 1, 2007. This Section establishes standards for disclosing information about an entity’s capital and how it is managed in order that a user of the financial statements may evaluate the entity’s objectives, policies and processes for managing capital. This new Standard is not expected to have a material effect on the Company’s consolidated financial statements.
In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public entities, being converged with International Financial Reporting Standards over a transitional period currently expected to be about five years. The precise timing of convergence will depend on an Accounting Standards Board progress review to be undertaken by early 2008. The impact of this transition on the Company’s consolidated financial statements has not yet been determined; however, management continues to monitor these regulatory developments.
In February 2008, the CICA issued new Handbook Section 3064 “Goodwill and Intangible Assets”, replacing Handbook Section 3062 “Goodwill and Other Intangible Assets” and Handbook Section 3450 “Research and Development Costs”. The new section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning January 1, 2009. This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Handbook Section 3062. The Company is currently evaluating the impact of the adoption of this new section on its consolidated financial statements.
3	DISCONTINUED OPERATIONS
a)	On November 13, 2007, the Company announced that it was seeking a buyer for the business and assets of iFire. Accordingly, the results from the operations of this business have been accounted for on a discontinued basis and the related assets and liabilities are classified as held for sale. In accordance with CICA Handbook Section 3475 (“Section 3475”), no depreciation or amortization has been recorded from the date of this announcement on iFire’s long-lived assets consisting of capital assets and intangible assets. Also, in accordance with Section 3475, the Company has estimated the fair value of these assets at December 31, 2007 less costs to sell, assuming that iFire will be sold as a going concern. This valuation resulted in a write-down of iFire’s capital assets of $22,100 in the fourth quarter of 2007.

b)	In December 2005, the Company completed the sale of land and building previously included in long-term capital assets held for sale. Net proceeds from the sale amounted to $7,423 and the gain on sale of $1,923 was included in income from discontinued operations in 2005.

c)	In January 2005, the Company completed a series of transactions whereby two non-core wholly owned subsidiary companies participated in a Plan of Arrangement with two widely held publicly traded companies. This resulted in the reorganization of the participating companies into a single company and the dilution of the Company’s investments to approximately 6.0%. The Company’s pro rata interest in the book value of the recapitalized companies amounted to $2,189. Subsequently, the company created under the Plan of Arrangement was listed on the Toronto Stock Exchange. The subsidiaries were previously carried at nominal value and this transaction resulted in the Company recording a dilution gain of $2,189 in 2005. In February 2005, the Company sold its investment in the publicly traded company discussed above for net proceeds of $11,519 and recorded a gain on sale of $9,330. No income tax provision was recorded in relation to the dilution gain or the gain on sale of investment as these gains were more than offset by the reduction of unrecognized tax loss carry-forwards. As a result of the divestiture, the Company’s non-capital losses, capital losses and research and development tax credits were reduced by approximately $49,500, $7,700 and $600 respectively.

d)	In January 2004, the Company sold substantially all of the assets and liabilities related to the Ambeon business segment, including its wholly owned subsidiary Neomet Limited, for proceeds of $33,359 (net of transaction costs of $911), of which, $2,800 was held in escrow in respect of general representations and warranties relating to the sale transaction. The entire escrow amount was received during 2005 and was included as proceeds on sale of discontinued operations in the consolidated cash flow statement.

e)	In 2005, the Company sold the remaining assets and operations related to Ambeon for net proceeds of $872. The gain on sale of this business amounting to $739 and the results from operations of this business were reported in discontinued operations in 2005.

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2007, 2006 and 2005
(thousands of Canadian dollars except per share data)

3	DISCONTINUED OPERATIONS (continued)
Results of discontinued operations:

	Year ended
Revenue	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005

Ambeon	$—	$—	$162

	Year ended
Income (expense)	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005

Dilution gain	$—	$—	$2,189
Gain on sale of non-core subsidiaries	—	—	9,330
Gain on sale of capital assets held for sale	—	—	1,923
Gain on sale of Ambeon	—	—	739
Income related to discontinued operations — Ambeon	—	—	597
Loss related to discontinued operations — iFire	(33,103)	(37,696)	(32,829)
Write-down of discontinued operations to fair value — iFire	(22,100)	—	—

Loss from discontinued operations net of income taxes	$(55,203)	$(37,696)	$(18,051)

The loss from discontinued operations is after deduction of depreciation and amortization of $13,588 for the year ended December 31, 2007 (2006 — $11,748; 2005 — $5,072). Current income tax expense included in loss from discontinued operations for the year ended December 31, 2007 amounted to $22 (2006 — $12; 2005 — $49).
Loss per common share from discontinued operations was $0.59 for the year ended December 31, 2007 (2006 — $0.40; 2005 — $0.19).
Amounts included in the consolidated balance sheets relating to the iFire discontinued operations are as follows:

	December 31,	December 31,
	2007	2006

Current assets held for sale	$590	$486
Accounts payable and accrued liabilities held for sale	(1,443)	(1,812)
Capital assets held for sale	10,086	44,757
Intangible assets held for sale	2,392	3,174

In 2004, iFire entered into a Japanese Yen 1,080,000,000 loan agreement with Dai Nippon Printing Co., Ltd. (“DNP”) whereby DNP partially financed certain new equipment used to upgrade iFire’s Toronto facility. The loan was drawn down in 2004 and 2005 and carried an interest rate of 1.64% per annum. The loan of Japanese Yen 1,051,460,644 (CAD $10,434) was repaid in full on June 30, 2006.
In 2001, iFire entered into a research and development contribution agreement with the Government of Canada through Technology Partnerships Canada (“TPC”). Under this agreement, TPC agreed to contribute 28.371% of eligible research and development costs and related capital expenditures incurred by iFire to a maximum of $30,000, all of which was received prior to December 31, 2003. Under the terms of the agreement, iFire will pay a royalty to TPC equal to 1.065% of eventual commercial sales of the technology under development.

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2007, 2006 and 2005
(thousands of Canadian dollars except per share data)

3	DISCONTINUED OPERATIONS (continued)

In addition, TPC received warrants to purchase common shares of iFire exercisable for an additional consideration of $6,283. The warrants expire on December 31, 2011 and, as at December 31, 2007, represented approximately 0.5% of the current outstanding common shares of iFire.

4	DILUTION GAIN AND GAIN ON SALE OF INVESTMENTS

In the first quarter of 2007, a subsidiary issued 11,954,000 common shares for proceeds of $5,977 to private investors which reduced the Company’s voting interest in the subsidiary to 22.1%. As a result of this dilution in ownership, the net assets of the subsidiary were no longer consolidated and in the first quarter of 2007, the Company recorded a dilution gain of $4,525 resulting from a reduction in cash of $2,306, a reduction in long-term debt of $8,000 and an increase in net working capital of $115. The Company also recorded a deferred gain of $1,284 in the first quarter of 2007 representing a deficiency in the investment. This investment is classified as an available-for-sale security. In the third quarter of 2007, the convertible debentures of the subsidiary were converted to common shares which further reduced the Company’s economic interest in the subsidiary to 14.6%.

As a result of the dilution event in the first quarter of 2007, the Company’s consolidated non-capital losses, unclaimed scientific research and development expenditures, and research and development tax credits, were reduced by approximately $16,000, $76,000 and $18,000 respectively.

In the fourth quarter of 2007, the Company sold 87% of its investment in this former subsidiary for proceeds of $1,582. As a result, the Company realized a gain on the sale of this investment of $2,648 including the pro-rata recognition of the deferred gain in an amount of $1,066. The Company continues to carry a deferred gain of $218 as at December 31, 2007.

5	GAIN ON ISSUANCE OF SHARES OF SUBSIDIARY AND NON-CONTROLLING INTEREST

On December 29, 2005, the Company’s formerly wholly owned subsidiary, Nucryst, completed an initial public offering in which 4,500,000 common shares were issued at a price of US $10.00 per share. Net proceeds after commissions and expenses amounted to US $39,095 (CDN $45,502). US $6,850 of the proceeds were used to reduce the term loan owing by Nucryst to the Company and the remaining balance of the term loan of US $39,642 was converted to common shares of Nucryst on January 27, 2006. As a result of these transactions, the Company’s ownership in Nucryst was reduced from 100% to 68.4% as at December 31, 2005 and increased to 75.3% after the conversion of the remaining term loan on January 27, 2006. The conversion of the term loan to common shares, completed in January 2006, was in accordance with the terms of the Nucryst initial public offering and was accounted for as being effective on December 31, 2005 in accordance with Canadian GAAP. The reduction in the Company’s equity interest in Nucryst was accounted for as a disposition of shares and resulted in a dilution gain for accounting purposes of $30,055 in 2005 and a non-controlling interest of $15,447 as at December 31, 2005.

Non-controlling interest on the consolidated statement of operations for the year ended December 31, 2007 amounted to $1,293 (2006 — $3,222; 2005 — $nil). The Company recorded a loss on the issuance of Nucryst shares, in relation to Nucryst’s stock-based compensation plans, of $134 for the year ended December 31, 2007 (2006 — $99; 2005 — $nil). The Company’s ownership in Nucryst was 74.5% as at December 31, 2007 (2006 — 74.8%; 2005 — 68.4%).

6	INVENTORIES

	December 31, 2007	December 31, 2006

Raw materials	$2,759	$4,531
Materials in process	1,378	756
Finished product	236	3,217
Spare parts and operating materials	—	2

	$4,373	$8,506

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2007, 2006 and 2005
(thousands of Canadian dollars except per share data)

7	INVESTMENT IN CANADIAN THIRD PARTY ASSET-BACKED COMMERCIAL PAPER

In the third quarter of 2007, global financial markets experienced an unprecedented credit and liquidity crisis. Dominion Bond Rating Service (“DBRS”) placed Canadian third party asset-backed commercial paper (“ABCP”) “Under Review with Developing Implications” following an announcement on August 16, 2007 that a consortium representing banks, asset providers and major investors had agreed in principle to a long-term proposal and interim agreement regarding ABCP (the “Montreal Proposal”). Under this proposal, the affected ABCP would be converted into term floating rate notes maturing no earlier than the scheduled termination dates of the underlying assets. The Montreal Proposal called for investors to continue to roll their ABCP during the standstill period. The Company is not a signatory to this agreement.

On September 6, 2007, a Pan Canadian Committee (the “Committee”) was formed to oversee the proposed restructuring process of the ABCP. On December 23, 2007, the Committee approved an agreement in principle to restructure the ABCP issued by 20 trusts covered by the Montreal Proposal, which includes the investments held by the Company. The Committee expects a AAA rating for most of the restructured notes which, together with the full transparency of the underlying assets supporting these notes, will facilitate trading. All of the ABCP will be exchanged for longer dated notes that will match the maturity of the underlying reference assets in the proposed structure. The restructuring will also pool certain series of ABCP which are supported in whole or in part by underlying synthetic assets. Under this arrangement, there will be three distinct restructuring solutions for (1) Traditional-ABCP which is supported solely by traditional securitized assets, (2) Synthetic-ABCP which is supported by synthetic assets, or a combination of synthetic and traditional securitized assets, and (3) Ineligible-ABCP supported primarily by U.S. sub-prime mortgage assets. The approval of the restructuring is subject to a vote by all investors, and the Committee expects that the restructuring will close by March 31, 2008. The information provided below on the nature of the assets supporting these investments is based on data provided by the Committee and by DBRS. The Company has not been able to access information to verify these allocations or the information relating to the assets securing its investments.

At December 31, 2007, the Company held $8,525 of ABCP of which 7% were Traditional, 91% were Synthetic, and 2% were Ineligible. ABCP held by the Company was rated by DBRS as R-1 (high) at the date of investment and met the criteria of the Company’s investment policy. An R-1 (high) rating by DBRS is the highest rating for commercial paper.

At September 30, 2007, the Company held ABCP with a book value of $14,069 which reflected a face value of $17,050 and a reduction in fair value of $2,981 recorded in the third quarter of 2007. In November 2007, in order to diversify its risk in the uncertain global credit market, the Company sold 50% of its holdings in ABCP with a face value of $8,525 and a book value of $7,035 for immediate proceeds of $5,968. The Company retains a right to receive additional proceeds in the event that the buyer re-sells the related ABCP within six months. In such event, the Company will receive 50% of any proceeds received by the buyer in excess of $7,200. This sale resulted in a loss on the sale of the ABCP of $1,067.

The Company has classified its ABCP as long-term investments as there is no assurance that these assets will be restructured to mature within a 365-day period. The ABCP in which the Company has invested has not traded in an active market since mid-August 2007 and there are currently no market quotations available. The Company has estimated the fair value of its investments in ABCP considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. In accordance with CICA Handbook Section 3855, when the market for a financial instrument is not active, the fair value should be estimated using an appropriate valuation technique. The Company has used a probability-weighted discounted cash flow approach to value its ABCP investments at December 31, 2007 which considered expected interest rates, fixed/floating interest rate swaps, credit spreads, estimated restructuring fees, estimated renegotiated maturity dates and estimated principal reductions. The assumptions used in this model include: average risk free interest rate of 4.8%; weighted average discount rate of 6.4%; maturity of long-term notes of 10 years; and credit losses of 5% to 80%, depending on the nature of the underlying assets. Due to the lack of public information relating to the details of the assets supporting these investments and lack of details surrounding the restructuring proposed by the Committee, the Company was required to use management estimates when calculating this fair value. As a result of this valuation, the Company has recorded an additional valuation adjustment of $1,067 in the fourth quarter of 2007 and the estimated fair value was $5,968 at December 31, 2007. Based on management’s assumptions, the fair value of the Company’s holdings of ABCP could range from $5,600 to $6,400. Realized losses and valuation adjustments relating to ABCP totaled $5,115 in 2007. Continuing uncertainties regarding the value of the assets which underlie the ABCP, the amount and timing of cash flows and the outcome of the restructuring process could give rise to a further change in the fair value of the Company’s investment in the ABCP which would impact the Company’s results from operations. The Company has sufficient other cash resources and credit facilities (note 11) to satisfy its financial obligations as they come due over the next twelve months.

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2007, 2006 and 2005
(thousands of Canadian dollars except per share data)

8	CAPITAL ASSETS

		Accumulated	Net
December 31, 2007	Cost	Depreciation	Book Value

Buildings and leasehold improvements	$2,909	$1,508	$1,401
Machinery and equipment	9,422	3,481	5,941
Construction in progress	5,064	—	5,064
Computer hardware and software	1,344	1,169	175

	$18,739	$6,158	$12,581

		Accumulated	Net
December 31, 2006	Cost	Depreciation	Book Value

Land	$220	$—	$220
Buildings and leasehold improvements	16,407	9,646	6,761
Machinery and equipment	11,993	4,305	7,688
Construction in progress	4,301	—	4,301
Computer hardware and software	1,479	1,248	231

	$34,400	$15,199	$19,201

Capital assets excludes capital assets held for sale (note 3).
Depreciation on capital assets for the year ended December 31, 2007 was $1,869 (2006 — $2,371; 2005 — $2,041).
In the third quarter of 2007, certain capital assets previously used by Nucryst for the production of wound care dressings and NPI 32101 powder were replaced by newer, more efficient and economical equipment. As a result, Nucryst recorded a write-down of the obsolete equipment of $1,203. In 2006, construction in progress relating to the design of a future Nucryst pharmaceutical ingredient production facility, in the amount of $1,210, was written off.
Nucryst continues to upgrade its wound care production facility in Fort Saskatchewan, Alberta. As a result, at December 31, 2007, capital assets include construction in progress in the amount of $5,064 (2006 — $4,301) that is not currently subject to depreciation.
In 2007, the Company sold its real estate holdings in Fort Saskatchewan, Alberta for net proceeds of $14,362 and recorded a gain on the sale of these capital assets of $8,647.
9	INTANGIBLE ASSETS

	December 31, 2007	December 31, 2006

Patents and trademarks	$2,611	$2,540
Less accumulated amortization	1,812	1,589

	$799	$951

Intangible assets excludes intangible assets held for sale (note 3).
Amortization of intangible assets was $224 for the year ended December 31, 2007 (2006 — $243; 2005 — $225).
10	INCOME TAXES

The following is a reconciliation of income taxes, calculated at the statutory income tax rate, to the income tax provision included in the consolidated statement of operations.

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2007, 2006 and 2005
(thousands of Canadian dollars except per share data)

10	INCOME TAXES (continued)

	Year ended
	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005

(Loss) income from continuing operations before income taxes	$(2,686)	$(12,909)	$27,451
Statutory income tax rate	32.12%	32.12%	33.62%

Expected income tax (recovery) expense	(863)	(4,146)	9,229
Losses and temporary differences
— valuation allowance	2,456	4,098	953
Tax effect of items not subject to tax
— dilution gain (note 4)	(1,453)	—	—
— gain on issuance of shares of subsidiary (note 5)	—	—	(10,107)
Large corporations and capital taxes	4	—	55

Income tax expense (recovery)	$144	$(48)	$130

Income taxes are recognized for future income tax consequences attributed to estimated differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases.
The net future income tax asset is comprised of:

	December 31, 2007	December 31, 2006

Future income tax assets:
Tax benefit of loss carry-forwards and tax credits	$104,430	$144,561
Provisions and reserves	3,912	2,796
Capital, intangible and other assets	1,198	2,337
Less valuation allowance	(109,216)	(134,182)

	324	15,512

Future income tax liabilities:
Capital, intangible and other assets	(324)	(15,330)
Other	—	(182)

	(324)	(15,512)

Future income tax assets, net	$—	$—

The future income tax asset valuation allowance is in respect of tax loss carry-forwards and tax credits primarily relating to subsidiaries involved in technology development.
The Company has consolidated non-capital losses for income tax purposes of approximately $185,422 (2006 — $155,968; 2005 — $118,735) and unclaimed scientific research and experimental development expenditures of approximately $41,493 (2006 — $139,287; 2005 — $118,606) which can be used to offset taxable income, if any, in future periods. The Company also has consolidated capital losses of approximately $43,382 (2006 — $20,384; 2005 — $20,224) as well as research and development tax credits of approximately $34,963 (2006 — $52,114; 2005 — $47,380). The non-capital losses and research and development tax credits will expire at various times up to the end of 2027. The tax losses carry-forward and tax credits described above include those related to iFire which is reported as a discontinued operation (note 3). Cash taxes relating to continuing operations paid during the year amounted to $17 (2006 — $121; 2005 — $270).
Nucryst’s share of the above consolidated tax losses and credits comprises approximately $34,629 in non-capital losses, approximately $8,510 in unclaimed scientific research and development expenditures, approximately $2,107 in capital losses and approximately $4,525 in research and development tax credits. In 2005, the Canada Revenue Agency (“CRA”) commenced an examination of Nucryst’s Canadian income tax returns for 2001 and 2002. In December 2007, the CRA proposed certain transfer pricing adjustments for those years. These

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2007, 2006 and 2005
(thousands of Canadian dollars except per share data)

10	INCOME TAXES (continued)

proposed adjustments, if processed, will not result in any cash tax liability for the Company. Although the CRA has not commenced any transfer pricing review for taxation years beyond 2002, the proposed adjustments, based on the CRA’s primary position, are expected to be extended to later taxation years. Nucryst is currently evaluating the CRA’s proposal and awaiting reports from the CRA which should provide greater details of the basis of their proposed adjustments. Following receipt of these reports, Nucryst will be better able to make an informed assessment of the CRA’s position. Any reassessments to be issued by the CRA, on an aggregate basis, could result in a material effect on the Company’s consolidated financial statements, although at this time, the potential impact cannot be reasonably estimated by Nucryst.

11	LONG-TERM DEBT

As at December 31, 2006, a wholly owned subsidiary of the Company had $8,000 of convertible debentures outstanding which had been issued to private investors (note 4). These debentures, which were converted to common shares in July 2007, bore interest at 5% per annum, had no recourse to the Company and were convertible into a maximum of 16,000,000 non-voting common shares of the subsidiary. These convertible debentures were financial instruments which had both debt and equity components. The value assignable to the conversion option at the date of issue was determined to be immaterial. As a result of the dilution of the Company’s interest in this subsidiary to 22.1% in the first quarter of 2007, these debentures were no longer included in the Company’s consolidated financial statements (note 4). Interest expense on these debentures reported by the Company for 2007 amounted to $94 (2006 — $361).

In the first quarter of 2008, the Company completed a credit agreement with a major Canadian financial institution. Under the terms of the revolving credit line, the Company may borrow up to $6,300 for 364 days. Borrowings will be secured by ABCP of equivalent value held by the Company. Interest rates on the credit line increase during the term from banker acceptance rate to banker acceptance rate plus 2%.

12	PROVISION FOR SITE RESTORATION

The provision for site restoration amounted to $6,580 at December 31, 2007 and 2006, with no changes reported in 2007 or 2006.

The provision relates primarily to site restoration associated with soil and groundwater reclamation and remediation, based on periodic independent estimates of these costs.

Potential recoveries of costs resulting from indemnifications provided by previous owners of the Company’s industrial sites have not been recognized in the consolidated financial statements as the amount of recovery cannot be determined. Any future recoveries will be recorded when received.

13	CAPITAL STOCK

a) Share Capital

The Company’s authorized share capital consists of an unlimited number of common shares, Preferred A shares and Preferred B shares. Changes in the Company’s common shares outstanding during 2007, 2006, and 2005 are as follows:

	2007		2006		2005
Common Shares	Number	Stated Capital	Number	Stated Capital	Number	Stated Capital

Balance at beginning of year	93,978,758	$426,122	92,900,649	$421,466	92,828,054	$421,233
Employee share purchase plan	54,531	39	50,909	244	72,595	233
RSUs exercised	102,246	101	—	—	—	—
Stock options exercised	—	—	1,027,200	4,412	—	—

Balance at end of year	94,135,535	$426,262	93,978,758	$426,122	92,900,649	$421,466

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2007, 2006 and 2005
(thousands of Canadian dollars except per share data)

13	CAPITAL STOCK (continued)

During 2007, 54,531 (2006 — 50,909; 2005 — 72,595) common shares were issued with respect to the Company’s employee share purchase plan at a weighted average price of $0.49 (2006 — $3.55; 2005 — $2.36). The value of these rights to acquire common shares of $13 (2006 — $64; 2005 — $62) was reclassified from contributed surplus to share capital.

In 2007, 102,246 shares were issued as settlement for 102,246 fully vested RSUs.

No options were exercised in 2007 or 2005. In 2006, 1,027,200 options were exercised at a weighted average price of $4.19 and $108 was reclassified from contributed surplus to share capital. As a result of the exercise of Nucryst stock options, contributed surplus was reduced by $nil in 2007 (2006 — $31; 2005 — $nil).

b)	Stock-based compensation plans

Employee and Director stock option plan — The Company maintains an Employee and Director Stock Option Plan under which the Company may grant options for 10,955,445 shares of common stock of the Company at an exercise price equal to the market price of the Company’s stock at the date of grant. Options awarded are exercisable for a period of 10 years and vest as to one third of the grant on each of the first, second and third anniversaries after the date of the grant. The Company maintains a Directors and Officers Share Purchase Program under the provisions of the Stock Option Plan. Under the Share Purchase Program, Directors and designated officers may be granted one option for each common share purchased to a cumulative 50,000 options. Options, equal to the net purchases of common shares by the optionee during the calendar year, vest at the end of the calendar year in which the purchases were made. Any options issued under this program which do not vest at the end of the year are cancelled.

A summary of the status of the Company’s stock option plan as at December 31, 2007, 2006 and 2005, and changes during the years ending on those dates is presented below:

	2007		2006		2005
		Weighted		Weighted
		Average		Average		Weighted Average
		Exercise		Exercise		Exercise
Stock Options	Number	Price	Number	Price	Number	Price

Outstanding at beginning of year	4,431,900	$7.08	5,049,600	$6.68	4,659,600	$6.94
Granted	762,200	$0.85	409,500	$4.73	390,000	$3.66
Exercised	—	$—	(1,027,200)	$4.19	—	$—
Cancelled	(428,667)	$5.84	—	$—	—	$—
Expired	(316,835)	$6.85	—	$—	—	$—

Outstanding at end of year	4,448,598	$6.15	4,431,900	$7.08	5,049,600	$6.68

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2007, 2006 and 2005
(thousands of Canadian dollars except per share data)

13	CAPITAL STOCK (continued)

The following table summarizes information about stock options outstanding as at December 31, 2007:

	Options Outstanding			Options Exercisable
		Weighted
	Number	Average Remaining	Weighted Average	Number	Weighted
Range of Exercise	Outstanding	Contractual Life	Exercise	Exercisable	Average
Prices	Dec.31, 2007	(in years)	Price	Dec.31, 2007	Exercise Price

$0.22—$0.93	297,200	9.9	$0.25	57,200	$0.22
$0.94—$1.40	390,000	6.2	$1.23	—	$—
$1.41—$2.10	499,533	4.0	$1.77	432,311	$1.78
$2.11—$3.20	130,800	6.1	$2.84	130,800	$2.84
$3.21—$4.80	701,000	4.5	$3.72	571,000	$3.74
$4.81—$7.20	1,351,668	2.2	$6.52	1,168,335	$6.58
$7.21—$10.81	170,000	1.1	$7.53	170,000	$7.53
$10.82—$16.20	908,397	2.1	$14.13	908,397	$14.13

Total	4,448,598	3.7	$6.15	3,438,043	$7.30

For the year ended December 31, 2007, corporate costs, research and development costs, and general and administrative expenses include additional compensation expense relating to stock options totaling $2,310 (2006 — $1,376; 2005 — $847) with an offsetting increase to contributed surplus. Discontinued operations include compensation expense relating to stock options totaling $31 (2006 — $238; 2005 — $58) with an offsetting increase to contributed surplus. Also included in general and administrative expenses for the year ended December 31, 2007 is compensation expense of $80 (2006 — $36; 2005 — $nil) related to the direct award of restricted common shares by Nucryst with a corresponding increase in non-controlling interest in the Company’s consolidated balance sheet.
The fair value of each option grant by the Company is estimated using the Black-Scholes option pricing model assuming no dividends are paid on common shares, a risk-free interest rate of 3.93% (2006 — 3.89%; 2005 — 4.33%), an average life of 7.0 years and a volatility of 63.57% (2006 — 58.08%; 2005 — 57.72%). The amounts computed according to the Black-Scholes pricing model may not be indicative of the actual values realized upon the exercise of these options by the holders.
Deferred share unit plan — The Company maintains DSUs for the non-executive Directors of the Company. DSUs are issued at the market value of the Company’s shares at the date of grant, vest upon death or retirement of the non-executive Director and are payable in cash. Directors may elect to receive additional DSUs in lieu of fees, which are issued at 90% of the market value of the Company’s shares at the date of grant. Compensation recovery relating to DSUs during the year amounted to $523 (2006 — $868; 2005 — expense $888) and as at December 31, 2007, a liability of $261 (2006 — $974) has been accrued with respect to issued DSUs. In 2007, 196,118 DSUs were exercised and settled with a cash payment of $190.
Restricted share unit plan — The Company maintains a Restricted Share Unit Plan for the Executive Officers of the Company. These units vest over three years and are payable when fully vested in a combination of common shares and cash at the weighted average trading price at the date of exercise. The liability with respect to these units is accrued over the vesting period. Compensation recovery with respect to RSUs during the year amounted to $68 (2006 — $117; 2005 — expense $524) and the corresponding accrued liability as at December 31, 2007 was $65 (2006 — $546).
In 2007, 449,659 RSUs with a value of $413 were settled with the issuance of 102,246 common shares and cash payments of $312.
Stock appreciation rights — Employees of the Company, other than non-executive officers, are granted Stock Appreciation Rights. SARs are issued at the market value of the Company’s shares at the date of grant, vest over three years and are payable when vested in cash at the amount by which the market value of the Company’s shares exceed the share price at the date of grant. Net changes in the value of SARs is recognized as compensation expense over the vesting period. Compensation recovery with respect to SARs during the year amounted to $nil (2006 — $159; 2005 — expense $142). As at December 31, 2007 and 2006, there was no accrued liability relating to SARs. Payments to holders of SARs in 2007 amounted to $nil (2006 — $19; 2005 — $14).

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2007, 2006 and 2005
(thousands of Canadian dollars except per share data)

13	CAPITAL STOCK (continued)

For the year ended December 31, 2007, corporate costs include a recovery of compensation expense totaling $591 (2006 — $1,144; 2005 — expense $1,554) relating to DSUs, RSUs and SARs.

Employee share purchase plan — Under the Employee Share Purchase Plan, employees were entitled to subscribe for common shares of the Company, to a maximum value of five percent of their annual compensation. Payment for these shares was made over a 24-month period at a price per share equal to the lesser of the market value at the offering date and the market value at the end of the purchase period.

This plan was discontinued after the issuance of shares in September 2007 with respect to the 2005 and 2006 plans. At December 31, 2007, there were no outstanding purchase arrangements with employees and the aggregate value was $nil (2006 — $409; 2005 — $474). During the year ended December 31, 2007, a total of 54,531 shares were issued under this plan at an average price of $0.49 (2006 — 50,909 shares at $3.55; 2005 — 72,595 shares at $2.36).

Subsidiary stock-based compensation plans — The Company’s subsidiaries, Nucryst and iFire, maintain equity incentive plans for certain directors and employees, under which stock options have been granted representing 7.7% and 3.9% of the outstanding shares of the respective subsidiaries. These plans are accounted for using the fair value method with the related compensation expense is recorded in the consolidated statement of operations. Subsidiary stock options generally vest evenly over a three-year period and expire after 10 years from the date of grant. The exercise prices of stock options granted are not less than the fair value of the subsidiary’s stock at the time of the grant. In 2007, 4,540 Nucryst options were exercised at a weighted average price of $3.08 (2006 — 105,303 options at a weighted average price of $3.09). No shares were issued by these subsidiaries in 2005 with respect to these plans.

SARs have been granted to employees of the Company’s subsidiaries, Nucryst and iFire. SARs vest over time and may be settled with cash, shares of the subsidiary and, in the case of iFire SARs, shares of the Company at the Company’s option. The exercise prices of SARs granted are not less than the fair value of the subsidiary’s stock at the time of the grant. The total potential liability upon exercise of these SARs is capped at $586.

Net changes in the value of SARs, measured as the amount by which quoted market prices or fair value exceeds the exercise price at the measurement date, is recognized as compensation expense over the SAR’s vesting period. There was no accrued liability as at December 31, 2007 and 2006 as the estimated market value of the subsidiaries’ SARs was less than their exercise price.

For the year ended December 31, 2007, research and development and general and administrative expenses included compensation expense relating to subsidiary SARs of $nil (2006 — recovery $19; 2005 — expense $35). There were no Nucryst SARs outstanding at December 31, 2007 or 2006. During the year ended December 31, 2006, 10,376 Nucryst SARs were exercised and settled through the issuance of 7,610 common shares of Nucryst (2005 — nil).

Nucryst Directors and certain Executives have been granted RSUs. These units are issued at the market value of a Nucryst share at the date of grant, vest over two to three years and are payable in common shares of Nucryst. Net changes in the value of these RSUs are recognized as compensation expense over the vesting period with an offset to contributed surplus. General and administrative expenses included compensation expense relating to Nucryst RSUs for the year ended December 31, 2007 of $79 (2006 — $nil; 2005 — $nil).

14	GUARANTEES

The Company has agreements to indemnify its Officers and Directors for certain events or occurrences while the Officer or Director is or was serving at the Company’s request in such capacity. The maximum potential amount of future payments is unlimited. However, the Company maintains Director and Officer liability insurance coverage that limits its exposure and enables the Company to recover a portion of any future amounts paid.

In addition, the Company has provided indemnifications to third parties with respect to future site restoration costs to be incurred on properties previously owned by the Company. These estimated costs have been included in the provision for site restoration (note 12).

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2007, 2006 and 2005
(thousands of Canadian dollars except per share data)

15	COMMITMENTS AND CONTINGENCIES Commitments

The Company is committed to capital expenditures of $41 (2006 — $937; 2005 — $2,508) and to future annual payments under operating leases for facility and office space and equipment as follows:

2008	2009	2010	2011	2012

$1,741	$1,540	$1,294	$1,306	$849

In addition, the Company has contractual obligations to make manufacturing cost rebate payments of U.S. $4,500 in each of 2008 and 2009 (note 19).
Contingencies
The Company and its subsidiaries are party to legal proceedings in the ordinary course of their businesses. Management does not expect the outcome of any of these proceedings to have a material effect on the Company’s financial position or operating results.
16	FINANCIAL INSTRUMENTS

Fair value of financial instruments

The carrying value of the Company’s interest in financial instruments approximates their fair value. The estimated fair value approximates the amount for which the financial instruments could currently be exchanged in an arm’s length transaction between willing parties who are under no compulsion to act. Certain financial instruments lack an available trading market and, therefore, fair value amounts should not be interpreted as being necessarily realizable in an immediate settlement of the instrument.

Interest rate risk

Interest rate risk reflects the sensitivity of the Company’s financial results and condition to movements in interest rates. For 2007, a 1% decrease in interest rates on investments, excluding ABCP (note 7), would have reduced earnings before income taxes by approximately $160. Conversely, a 1% increase in interest rates would have increased earnings before income taxes by a similar amount.

Foreign currency risk

The Company is exposed to currency risks as a result of holding U.S. dollar denominated monetary assets and as a result of export to foreign jurisdictions of goods produced in Canada. These risks are partially covered by purchases of goods and services in the foreign currency.

Credit risk

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, investments, and accounts receivable. Cash, cash equivalents and short-term investments are placed with major financial institutions or invested in the commercial paper of large organizations. The Company currently faces credit risk relating to the exposure from holding ABCP (note 7). The Company has a concentration of credit risk through its reliance on one customer for Nucryst’s wound care products. This risk is limited due to the long-term contractual relationship with this customer.

17	EARNINGS PER COMMON SHARE

In calculating earnings per share under the treasury stock method, the numerator remains unchanged from the basic earnings per share calculation as the assumed exercise of the Company’s stock options does not result in an adjustment to income. The reconciliation of the denominator in calculating diluted earnings per share is as follows:

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2007, 2006 and 2005
(thousands of Canadian dollars except per share data)

17	EARNINGS PER COMMON SHARE (continued)

	Year ended
	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
Weighted average number of common shares outstanding — basic earnings per share	94,069,547	93,523,041	92,852,120
Effect of dilutive securities
— Options	—	—	267,078
— Employee share purchase plan	—	—	1,738

Weighted average number of common shares outstanding — diluted earnings per share	94,069,547	93,523,041	93,120,936

The impact of all dilutive securities on earnings per common share was anti-dilutive for the years ended December 31, 2007 and 2006.
Options to purchase 4,448,598 common shares were outstanding at December 31, 2007 (2006 — 4,431,900; 2005 — 5,049,600). Of these options outstanding in 2007, 4,151,398 (2006 — 3,006,900; 2005 — 3,979,100) were excluded in the calculation of diluted earnings per common share because the exercise price of the options was greater than the weighted average market value of the common shares in the year.
18	SEGMENTED INFORMATION

The Company had two operating segments, Nucryst and iFire, which have been determined based on the nature of the products produced. In November 2007, the Company announced its intention to sell iFire and, as a result, the iFire segment has been reported as a discontinued operation (note 3).

The Nucryst segment researches, develops and commercializes wound care products and pharmaceutical products based on noble metal nanocrystalline technology.

The accounting policies of the reportable segments are the same as those described in note 2. Included in other non-cash assets of $6,403 at December 31, 2007 (2006 — $6,169; 2005 — $6,914) are assets that cannot be allocated to a particular segment. Non-cash assets excludes short-term investments and assets held for sale.

Year ended		Operating	Depreciation and	Capital	Non-cash Assets
December 31, 2007	Revenue	Loss	Amortization	Expenditures	Dec.31, 2007

Nucryst	$31,830	$(635)	$1,760	$2,083	$32,923
Other	—	(10,805)	333	293	6,403

	$31,830	$(11,440)	$2,093	$2,376	$39,326

Year ended		Operating	Depreciation		Non-cash Assets
December 31, 2006	Revenue	Loss	and Amortization	Capital Expenditures	Dec.31, 2006

Nucryst	$27,591	$(11,216)	$1,876	$5,609	$31,267
Other	—	(6,128)	738	932	6,169

	$27,591	$(17,344)	$2,614	$6,541	$37,436

		Operating
Year ended		Income	Depreciation		Non-cash Assets
December 31, 2005	Revenue	(Loss)	and Amortization	Capital Expenditures	Dec.31, 2005

Nucryst	$28,560	$1,590	$1,549	$4,584	$27,315
Other	—	(8,163)	717	1,993	6,914

	$28,560	$(6,573)	$2,266	$6,577	$34,229

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2007, 2006 and 2005
(thousands of Canadian dollars except per share data)

18	SEGMENTED INFORMATION (continued)

All of Nucryst’s revenues are earned through a long-term exclusive licensing agreement with an international wound care company, Smith & Nephew plc (“Smith & Nephew”), which expires in 2026. Nucryst exports manufactured products to this company for their resale in international markets.

19	AGREEMENTS WITH SMITH & NEPHEW

On September 30, 2007, Nucryst and Smith & Nephew signed amended agreements for the sale to Smith & Nephew of Acticoat™ wound care dressings manufactured by Nucryst. The new agreements amended the criteria for the achievement of sales milestones that resulted in a U.S. $5,000 sales milestone being earned by Nucryst in the third quarter of 2007. The cost to manufacture Acticoat™ products was previously fully reimbursed to Nucryst. The cost recovery structure has been amended so that the parties will annually come to an agreement on the direct costs and fixed overhead costs for manufacturing these products. A U.S. $4,500 manufacturing cost rebate, relating to 2007, became due and payable to Smith & Nephew on September 30, 2007 under the terms of the amended agreements. Nucryst has also committed to similar payments of U.S. $4,500 in each of the years 2008 and 2009. The manufacturing cost rebate is recorded as a reduction to wound care product revenue. After 2009, additional amounts may become due under the terms of the agreements.

Milestone revenue for 2007 was $10,143 (2006 — $nil; 2005 — $5,882). Wound care product revenue for 2007 was reduced by $4,565 (2006 — $nil; 2005 — $nil) relating to the 2007 manufacturing cost rebate.

20	OPERATIONAL RESTRUCTURING

In 2007, the Company announced an operational restructuring in which staffing levels at iFire and at the Company’s corporate offices were reduced.

The total operational restructuring costs, including severances and transition costs, are estimated to amount to $8,994 of which $8,798 has been expensed in 2007. Of these amounts, $3,904 is included in discontinued operations while $4,894 is included in corporate costs in the consolidated statement of operations. In addition, approximately $196 in costs have not yet been expensed as they relate to future estimated severance amounts and to completion bonus arrangements which will be charged to operations evenly over the employees’ expected remaining employment period. These amounts do not include additional severance costs that may be incurred as a result of the decision to sell iFire discussed in note 3. Included in accounts payable and accrued liabilities at December 31, 2007 are accrued severances and transition costs of $2,430 relating to the operational restructuring. Accounts payable and accrued liabilities held for sale include accrued severance costs of $284.

21	SUBSEQUENT EVENTS

In January 2008, a wholly owned subsidiary of the Company issued to a non-related Canadian company common shares for proceeds of $1,000 representing 40% of the issued share capital of the subsidiary and $3,500 of convertible debentures. The debentures mature on January 31, 2009 and bear interest at 1.0% per annum commencing February 1, 2008. Interest is waived for the portion of the year in which the debentures are converted. The debentures have no recourse to the Company and are convertible into common non-voting shares of the subsidiary representing 58.3% of the issued share capital on a fully diluted basis. As a result of these transactions, the Company’s interest in this subsidiary was reduced to 60% in January 2008 and the Company will report a dilution gain of $1,000 in the first quarter of 2008. If the debentures are converted, the Company’s economic interest in the subsidiary will be reduced to approximately 25% and the Company’s consolidated non-capital losses, unclaimed scientific research and development expenditures and research and development tax credits will be reduced by approximately $85,000, $17,000 and $19,000 respectively.

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2007, 2006 and 2005
(thousands of Canadian dollars except per share data)

22	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

These consolidated financial statements have been prepared in accordance with Canadian GAAP which conform in all material respects with those used in U.S. GAAP, except as set forth below:

	December 31, 2007		December 31, 2006
Consolidated Balance Sheets	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP

Intangible assets held for sale (a)	$2,392	$2,392	$3,174	$2,174
Non-controlling interest (b)	11,757	11,730	12,805	12,775
Capital stock (b)	426,262	425,958	426,122	425,831
Contributed Surplus (b)	7,769	4,568	5,379	2,468
Deficit (a)(b)(c)	(375,881)	(382,858)	(317,848)	(326,125)
Additional paid-in-capital (c)	—	10,509	—	10,509

Shareholders’ Equity	December 31, 2007	December 31, 2006

Canadian GAAP	$56,371	$112,977
Adjustments
Stock-based compensation (b)	27	30
Research and development (a)	—	(1,000)

U.S. GAAP	$56,398	$112,007

	Year ended
Consolidated Statements of Operations	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005

(Loss) income from continuing operations
Canadian GAAP	$(2,830)	$(12,861)	$27,321
Stock-based compensation (b)	303	(280)	905
Non-controlling interest (b)	(2)	30	—
Cumulative effect of a change in accounting principle (b)	—	(202)	—

(Loss) income from continuing operations
U.S. GAAP	(2,529)	(13,313)	28,226

Loss from discontinued operations
Canadian GAAP	(55,203)	(37,696)	(18,051)
Research and development (a)	1,000	1,000	1,000

Loss from discontinued operations — U.S. GAAP	(54,203)	(36,696)	(17,051)

Net (loss) income applicable to common shareholders
U.S. GAAP	(56,732)	(50,009)	11,175
Foreign currency translation adjustments	(1,103)	(173)	(503)

Comprehensive (loss) income
U.S. GAAP	$(57,835)	$(50,182)	$10,672

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2007, 2006 and 2005
(thousands of Canadian dollars except per share data)

22	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

	Year ended
(Loss) Income Per Common Share	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005

Canadian GAAP
(Loss) income from continuing operations before and after the cumulative effect of a change in accounting principle	$(0.03)	$(0.14)	$0.29
Loss from discontinued operations	$(0.59)	$(0.40)	$(0.19)
Net (loss) income	$(0.62)	$(0.54)	$0.10
U.S. GAAP
(Loss) income from continuing operations before and after the cumulative effect of a change in accounting principle	$(0.02)	$(0.14)	$0.30
Loss from discontinued operations	$(0.58)	$(0.39)	$(0.18)
Net (loss) income	$(0.60)	$(0.53)	$0.12
a)	Research and Development

Under U.S. GAAP, the cost of purchased research and development should be charged to income, in the period incurred, when no alternative uses exist for the purchased research and development. As the patents and intellectual property purchased are restricted to use in inorganic electroluminescent displays, the costs have been fully expensed under U.S. GAAP.

Under Canadian GAAP, such costs are capitalized and amortized over their estimated useful lives.

b)	Stock-based Compensation

For U.S. GAAP, on January 1, 2006, the Company adopted SFAS 123(R), “Share-Based Payment” (“SFAS 123(R)”), which requires that all share-based payments to directors and employees, including grants of stock options, be recognized in the financial statements based on their fair values.

The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006, the first day of the Company’s fiscal year 2006.

SFAS 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s consolidated statement of operations. Prior to the adoption of SFAS 123(R), the Company accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), as allowed under SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). Under the intrinsic value method, no stock-based compensation expense had been recognized in the Company’s consolidated statement of operations because the exercise price of the Company’s stock options granted to employees and directors equaled the fair market value of the underlying stock at the date of grant.

SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the Company’s pro forma information required under SFAS 123 for the periods prior to fiscal year 2006, the Company accounted for forfeitures as they occurred. Under Canadian GAAP, the Company accounts for forfeitures at the date they occur.

SFAS 123(R) requires that liability classified awards such as SARs be revalued to estimated fair value at each reporting date using an option pricing model. Prior to the adoption of SFAS 123(R), the Company valued SARs at the amount by which the market value exceeded the exercise price at each measurement date. Under Canadian GAAP, the Company records the value of SARs as the amount by which quoted market prices or fair value exceeds the exercise price at measurement date.

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2007, 2006 and 2005
(thousands of Canadian dollars except per share data)

22	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)
Under SFAS 123(R), the fair value of options with accelerated vesting provisions issued prior to 2007 is expensed using a graded vesting methodology. Under Canadian GAAP, the fair value of these options is expensed on a straight-line vesting basis.

The Company continues to use the Black-Scholes option-pricing model for valuation of share-based payment awards which was previously used for the Company’s pro forma information required under SFAS 123.

The impact of the implementation of SFAS 123(R) on the reconciliation between Canadian GAAP and U.S. GAAP in 2007 on the consolidated statement of operations was a decrease in stock-based compensation expense under U.S. GAAP of $303 (2006 — increase $280; 2005 — decrease $905) relating to activity in the current year and $nil (2006 — expense $202) relating to the cumulative effects of the change in accounting principle. The impact on non-controlling interest for 2007 resulting from the implementation of SFAS 123(R) amounted to an increase of $2 (2006 — decrease $30) in loss from continuing operations under U.S. GAAP.

Stock-based compensation — pro forma disclosure

For U.S. GAAP, effective January 1, 2006, the Company adopted SFAS 123(R) which requires that liability classified awards such as SARs be measured at fair value at each balance sheet date until the awards are settled. Previously, net changes in the value of SARs, measured as the amount by which the market value of the common shares of the Company exceeds the exercise price at the measurement date, were recognized as compensation expense over the SARs vesting period with a corresponding increase to accounts payable and accrued liabilities.

If compensation costs for the Company’s and its subsidiaries’ stock option plans had been determined using SFAS 123(R) prior to January 1, 2006, the Company’s net income (loss) per share for 2005 would have been adjusted to the pro-forma amounts indicated below:

Year ended
Dec. 31, 2005

Net income applicable to common shareholders — U.S. GAAP	$11,175
Total stock-based compensation expense determined under the fair-value based method for awards net of tax effects	(905)

Pro forma net income applicable to common shareholders — U.S. GAAP	$10,270
Income per common share — U.S. GAAP
Income from continuing operations	0.30
Net income	0.12
Pro forma
Income from continuing operations	0.29
Net income	0.11
c)	Gain on issuance of shares by subsidiary

In accordance with Canadian GAAP, the Company is required to account for gains and losses on the issuance of shares by a subsidiary as a component of income. Under U.S. GAAP, the effect of such dilution gains may be recorded as income except in circumstances where subsequent capital transactions are contemplated that raise concerns about the likelihood of realizing the gain. In addition, realization of the gain is not assured where the subsidiary is a newly formed, non-operating entity; a research and development start-up; or a development-stage company. It is the Company’s policy to record dilution gains as a component of income for U.S. GAAP purposes. However, for a transaction in 2001 involving iFire, which at that time was an early stage research and development company, the dilution gain of $10,509 was required to be recorded in equity as an increase in paid-in capital rather than as income. Subsequent dilution gains have met the criteria for income statement recognition under both Canadian GAAP and U.S. GAAP.

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2007, 2006 and 2005
(thousands of Canadian dollars except per share data)

22	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)
Recently Adopted and Pending Accounting Pronouncements

SFAS 157

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company has determined that the adoption of SFAS 157 will not have a material effect on its consolidated financial statements.

SFAS 159

In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 allows entities the option to measure eligible financial instruments at fair value as of specified dates. Such election, which may be applied on an instrument by instrument basis, is typically irrevocable once elected. SFAS 159 is effective for fiscal years beginning after November 15, 2007, and early application is allowed under certain circumstances. The Company has determined that the adoption of SFAS 159 will not have a material effect on its consolidated financial position.

SFAS 141(R) and SFAS 160

The FASB recently completed the second phase of its business combinations project, to date the most significant convergence effort with the International Accounting Standards Board (“IASB”), and issued the following two accounting standards:
i)	Statement No. 141(R), Business Combination; and

ii)	Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51.
These statements dramatically change the way companies account for business combinations and noncontrolling interests (minority interests in current U.S. GAAP). Compared with their predecessors, Statements 141(R) and 160 will require:
•	More assets acquired and liabilities assumed to be measured at fair value as of the acquisition date;

•	Liabilities related to contingent consideration to be remeasured at fair value in each subsequent reporting period;

•	An acquirer in preacquisition periods to expense all acquisition related costs; and

•	Noncontrolling interests in subsidiaries initially to be measured at fair value and classified as a separate component of equity.
Statements 141(R) and 160 should both be applied prospectively for fiscal years beginning on or after December 15, 2008. However, Statement 160 requires entities to apply the presentation and disclosure requirements retrospectively (e.g., by reclassifying noncontrolling interests to appear in equity) to comparative financial statements if presented. Both standards prohibit early adoption. The Company is currently assessing the impact these new standards will have on its consolidated financial statements.

FIN 48

On January 1, 2007, the Company adopted the provisions of FIN 48 that prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation requires that the Company recognize the impact of a tax position in the financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. In accordance with the provisions of FIN 48, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening balance of deficit. The adoption of FIN 48 did not result in a material impact on the Company’s financial position or results of operations.

EITF 07-3

In June 2007, the Emerging Issues Task Force (“EITF”) issued EITF Issue No. 07-3, “Accounting for Non-refundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities” (“EITF 07-3”). EITF 07-3 requires that non refundable advance payments for goods or services that will be used or rendered for future research and development activities be deferred and capitalized and recognized as an expense as the goods are delivered or the related services are performed. EITF 07-3 is effective for fiscal years beginning after December 15, 2007 and will be adopted in the first quarter of 2008. The Company has determined that the adoption of EITF 07-3 will not have a material impact on its consolidated financial statements.

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2007, 2006 and 2005
(thousands of Canadian dollars except per share data)

22	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)
EITF 07-1

In September 2007, the EITF reached a consensus on EITF Issue No. 07-1 “Collaborative Arrangements” (“EITF 07-1”). EITF 07-1 addresses the accounting for arrangements in which two companies work together to achieve a commercial objective, without forming a separate legal entity. The nature and purpose of a company’s collaborative arrangements are required to be disclosed, along with the accounting policies applied and the classification and amounts for significant financial activities related to the arrangements. EITF 07-1 is effective for fiscal years beginning after December 15, 2008. The Company is currently assessing the impact EITF 07-1 will have on its results of operations and financial position.

ITEM 18. FINANCIAL STATEMENTS
The Company has elected to provide Financial Statements pursuant to Item 17 (see above).
ITEM 19. EXHIBITS
The list of exhibits is included following the signature page hereto, (beginning on page 71).

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.
Registrant:

THE WESTAIM CORPORATION
By:	/s/ G.A. (Drew) Fitch
	Name:	G.A. (Drew) Fitch
	Title:	President and Chief Executive Officer and Chief Financial Officer

Date: May 2, 2008

ANNUAL REPORT ON FORM 20-F
EXHIBIT INDEX

Exhibit No.	Description of Document

1	Exhibits, Financial Statements and Schedules of Nucryst Pharmaceuticals Corp. filed with the Nucryst Pharmaceuticals Corp. 2007 Annual Report on Form 10-K dated February 28, 2008.

2	Consent of Deloitte & Touche LLP.

3	Section 906 Certification of Chief Executive Officer and Chief Financial Officer.

4	Section 302 Certification of Chief Executive Officer.

5	Section 302 Certification of Chief Financial Officer.